LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

CONTENTS

Interim Consolidated Statements of Financial Position
Interim Consolidated Statements of Income by Function
Interim Consolidated Statements of Comprehensive Income
Interim Consolidated Statements of Changes in Equity
Interim Consolidated Statements of Cash Flows - Direct Method
Notes to the Interim Consolidated Financial Statements

CLP    -    CHILEAN PESO
UF    -    CHILEAN UNIDAD DE FOMENTO
ARS    -    ARGENTINE PESO
US$    -    UNITED STATES DOLLAR
THUS$    -    THOUSANDS OF UNITED STATES DOLLARS
MUS$    -    MILLIONS OF UNITED STATES DOLLARS
COP    -    COLOMBIAN PESO
BRL/R$    -    BRAZILIAN REAL
THR$        -     THOUSANDS OF BRAZILIAN REAL
PYG        -     PARAGUAYAN GUARANI

Contents of the Notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

Notes      Page

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS
	Note	As of September 30, 2025	As of December 31, 2024
		ThUS$	ThUS$
		Unaudited
Current Assets
Cash and cash equivalents	6 - 7	2,016,021	1,957,788
Other financial assets	7 - 11	92,761	67,295
Other non-financial assets	12	253,495	203,661
Trade and other accounts receivable	7 - 8	1,479,332	1,163,707
Accounts receivable from related entities	7 - 9	8	25
Inventories	10	451,357	438,530
Current tax assets	17	132,498	40,275
Total current assets other than non-current assets (or disposal groups) classified as held for sale		4,425,472	3,871,281
Non-current assets (or disposal groups) classified as held for sale	13	12,312	29,138

Total current assets		4,437,784	3,900,419

Non-current assets
Other financial assets	7 - 11	58,606	53,772
Other non-financial assets	12	94,742	89,416
Accounts receivable	7 - 8	13,290	12,342
Intangible assets other than goodwill	15	1,135,964	1,000,170
Property, plant and equipment	16	11,239,269	10,186,697
Deferred tax assets	17	5,581	10,549
Total non-current assets		12,547,452	11,352,946
Total assets		16,985,236	15,253,365

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY
LIABILITIES	Note	As of September 30, 2025	As of December 31, 2024
		ThUS$	ThUS$
		Unaudited
Current liabilities
Other financial liabilities	7 - 18	788,104	635,213
Trade and other accounts payables	7 - 19	2,562,842	2,133,572
Accounts payable to related entities	7 - 9	7,232	12,875
Other provisions	20	5,064	14,221
Current tax liabilities	17	80,071	6,281
Other non-financial liabilities	21	3,909,792	3,488,680
Total current liabilities		7,353,105	6,290,842

Non-current liabilities
Other financial liabilities	7 - 18	6,820,148	6,515,238
Accounts payable	7 - 23	471,193	491,762
Other provisions	20	697,957	623,846
Deferred tax liabilities	17	344,726	312,677
Employee benefits	22	177,652	167,427
Other non-financial liabilities	21	26,109	140,244
Total non-current liabilities		8,537,785	8,251,194
Total liabilities		15,890,890	14,542,036

EQUITY
Share capital	24	5,003,534	5,003,534
Retained earnings/(losses)	24	1,831,277	1,148,291
Treasury Shares	24	(585,424)	—
Other equity	24	39	39
Other reserves	24	(5,146,636)	(5,428,597)
Parent’s ownership interest		1,102,790	723,267
Non-controlling interest	14	(8,444)	(11,938)
Total equity		1,094,346	711,329
Total liabilities and equity		16,985,236	15,253,365

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	Note	2025	2024	2025	2024
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited		Unaudited

Revenue	5 - 25	10,390,380	9,495,701	3,798,947	3,245,222
Cost of sales	26	(7,387,453)	(7,148,199)	(2,621,241)	(2,407,892)
Gross margin		3,002,927	2,347,502	1,177,706	837,330

Other income	27	155,562	142,831	57,352	42,060
Distribution costs	26	(419,786)	(461,880)	(155,757)	(160,496)
Administrative expenses	26	(623,648)	(579,614)	(225,729)	(198,467)
Other expenses	26	(452,609)	(306,571)	(162,421)	(76,021)
Other gains/(losses)	26	16,579	(51,717)	(2,004)	(8,590)
Income from the operational activities		1,679,025	1,090,551	689,147	435,816

Financial income	26	100,357	108,701	40,324	46,170
Financial costs	26	(563,964)	(575,562)	(256,915)	(194,731)
Foreign exchange gains (losses)		(146,595)	67,469	(20,547)	(19,613)
Result of indexation units		(346)	14,678	(1,056)	6,922
Income before taxes		1,068,477	705,837	450,953	274,564
Income Tax (expense)	17	(89,140)	1,920	(70,054)	27,949

NET INCOME FOR THE PERIOD		979,337	707,757	380,899	302,513

Income attributable to owners of the parent company		975,695	705,033	378,838	301,208
Income attributable to non-controlling interest	14	3,642	2,724	2,061	1,305

NET INCOME FOR THE PERIOD		979,337	707,757	380,899	302,513

EARNING PER SHARE
Basic earnings per share (US$)	29	0.001642	0.001166	0.000652	0.000498
Diluted earnings per share (US$)	29	0.001642	0.001166	0.000652	0.000498

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	Note	2025	2024	2025	2024
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited		Unaudited
NET INCOME FOR THE PERIOD		979,337	707,757	380,899	302,513
Components of other comprehensive income (loss) that will not be reclassified to income before taxes
Other comprehensive (loss), before taxes, gains (losses) by new measurements on defined benefit plans	24	(11,672)	(24,134)	(3,427)	(8,180)
Total other comprehensive income (loss) that will not be reclassified to income before taxes		(11,672)	(24,134)	(3,427)	(8,180)
Components of other comprehensive income that will be reclassified to income before taxes
Gains/(losses) for currency translation differences income (losses) on currency translation, before tax		295,265	(165,548)	64,676	27,271
Other comprehensive income (loss), before taxes, currency translation differences		295,265	(165,548)	64,676	27,271
Cash flow hedges
Income (loss) on cash flow hedges before taxes	24	31,355	6,320	26,178	(73,371)
Reclassification adjustment on cash flow hedges before tax	24	698	(37,486)	(2,064)	3,964
Other comprehensive income (losses), before taxes, cash flow hedges		32,053	(31,166)	24,114	(69,407)
Change in value of time value of options
(Losses) on change in value of time value of options before tax	24	(50,819)	(25,264)	(23,274)	14,697
Reclassification adjustments on change in value of time value of options before tax	24	36,293	24,847	13,501	9,194
Other comprehensive income (loss), before taxes, changes in the time value of the options		(14,526)	(417)	(9,773)	23,891
Total other comprehensive losses that will be reclassified to losses before taxes		312,792	(197,131)	79,017	(18,245)
Other components of other comprehensive income (loss), before taxes		301,120	(221,265)	75,590	(26,425)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	17	502	1,015	74	345
Income tax relating to other comprehensive income that will not be reclassified to income		502	1,015	74	345
Total Other comprehensive income (loss)		301,622	(220,250)	75,664	(26,080)
Total comprehensive income (loss)		1,280,959	487,507	456,563	276,433

Comprehensive income (loss) attributable to owners of the parent company		1,277,161	485,178	454,354	275,314
Comprehensive income (loss) attributable to non-controlling interests		3,798	2,329	2,209	1,119
TOTAL COMPREHENSIVE INCOME (LOSS)		1,280,959	487,507	456,563	276,433

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2025		5,003,534	39	—	(4,209,660)	(52,896)	35,644	(69,414)	37,235	(1,169,506)	(5,428,597)	1,148,291	723,267	(11,938)	711,329
Total increase (decrease) in equity
Net income for the period	24	—	—	—	—	—	—	—	—	—	—	975,695	975,695	3,642	979,337
Other comprehensive income (loss)		—	—	—	295,106	32,053	(14,526)	(11,167)	—	—	301,466	—	301,466	156	301,622
Total comprehensive income		—	—	—	295,106	32,053	(14,526)	(11,167)	—	—	301,466	975,695	1,277,161	3,798	1,280,959
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(292,709)	(292,709)	—	(292,709)
Increase (decrease) through transfers and other changes, equity	24-34	—	—	(585,424)	—	—	—	—	—	(19,505)	(19,505)	—	(604,929)	(304)	(605,233)
Total transactions with shareholders		—	—	(585,424)	—	—	—	—	—	(19,505)	(19,505)	(292,709)	(897,638)	(304)	(897,942)
Closing balance as of September 30, 2025 (Unaudited)		5,003,534	39	(585,424)	(3,914,554)	(20,843)	21,118	(80,581)	37,235	(1,189,011)	(5,146,636)	1,831,277	1,102,790	(8,444)	1,094,346

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2024		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275
Total increase (decrease) in equity
Net income/(loss) for the period	24	—	—	—	—	—	—	—	—	—	—	705,033	705,033	2,724	707,757
Other comprehensive income		—	—	—	(165,159)	(31,166)	(417)	(23,113)	—	—	(219,855)	—	(219,855)	(395)	(220,250)
Total comprehensive income		—	—	—	(165,159)	(31,166)	(417)	(23,113)	—	—	(219,855)	705,033	485,178	2,329	487,507
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(211,510)	(211,510)	—	(211,510)
Increase (decrease) through transfers and other changes, equity	24 -33	—	—	—	—	—	—	—	—	510	510	—	510	17	527
Total transactions with shareholders		—	—	—	—	—	—	—	—	510	510	(211,510)	(211,000)	17	(210,983)
Closing balance as of September 30, 2024 (Unaudited)		5,003,534	39	—	(3,995,770)	(69,844)	32,530	(71,672)	37,235	(1,169,506)	(5,237,027)	957,934	724,480	(9,681)	714,799

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the period ended September 30,
	Note	2025	2024
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		11,183,312	10,391,652
Other cash receipts from operating activities		142,209	169,606
Payments for operating activities
Payments to suppliers for the supply goods and services		(7,035,121)	(7,273,494)
Payments to and on behalf of employees		(1,322,422)	(973,996)
Other payments for operating activities		(303,582)	(242,328)
Income taxes (paid)		(82,298)	(35,780)
Other cash inflows (outflows)	34	(53,430)	79,600

Net cash (outflow) inflow from operating activities		2,528,668	2,115,260
Cash flows from investing activities
Amounts raised from sale of property, plant and equipment		27,031	77,438
Purchases of property, plant and equipment	34	(1,278,035)	(780,007)
Purchases of intangible assets	34	(75,784)	(60,070)
Interest received		93,635	87,772
Other cash inflows (outflows)	34	55,018	34,469

Net cash (outflow) inflow from investing activities		(1,178,135)	(640,398)
Cash flows inflow (out flow) from financing activities
Payments to acquire or redeem the entity's shares	24	(584,837)	—
Amounts raised from long-term loans	34	1,235,140	—
Loans repayments	34	(886,989)	(184,372)
Payments of lease liabilities	34	(325,995)	(244,159)
Dividends paid	34	(293,396)	(174,838)
Interest paid	34	(423,401)	(492,532)
Other cash (outflows) inflows	34	(91,520)	(17,777)
Net cash inflow (outflow) from financing activities		(1,370,998)	(1,113,678)
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		(20,465)	361,184
Effects of variation in the exchange rate on cash and cash equivalents		78,698	(65,740)
Net (decrease) increase in cash and cash equivalents		58,233	295,444
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	6	1,957,788	1,714,761
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	6	2,016,021	2,010,205

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (“LATAM” or the "Company") is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. Additionally, during the third quarter of 2024, it relisted its American Depositary Receipts ("ADRs") on the New York Stock Exchange ("NYSE") in the United States of America.
Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa, Asia and Oceania . These businesses are developed directly or by its subsidiaries in Chile, Ecuador, Peru, Brazil, Colombia and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.
The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.
As of September 30, 2025, the Company's statutory capital is represented by 604,441,789,335 ordinary shares without nominal value. As of that date, 604,437,877,587 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings, as well as the Capital decrease required for the Chilean Capital Markets law that appears in a public deed dated September 6, 2023, granted at the Notaría of Santiago of Mr. Eduardo Javier Diez Morello, and the modification of the Company's bylaws to account for said full capital reduction, agreed at an Extraordinary Shareholders meeting dated April 25, 2024, reduced to a public deed dated April 25, 2024, granted in the Notary of Santiago of Mr. Luis Eduardo Rodriguez Burr, an extract of which was registered in the Commercial Registry of the Registrar of Real Estate of Santiago on page 44,323 number 18,314 corresponding to the year 2024, and was published in the Official Gazette dated May 29, 2024. According to the details provided in Note 36 on subsequent events, dated September 2, 2025, the Company’s Board of Directors convened an Extraordinary Shareholders’ Meeting for October 17, 2025, for the purpose of submitting to a shareholders’ vote the early cancellation of 30,221,893,878 treasury shares acquired by the Company under the share repurchase programs approved at the Extraordinary Shareholders’ Meetings held on March 17, 2025 and June 26, 2025, as well as approving the corresponding decrease in the Company’s share capital. At said Shareholders’ Meeting, the early cancellation of the aforementioned 30,221,893,878 treasury shares-representing subscribed and paid-in capital of US$585,424,212-was approved, thereby reducing the Company’s share capital by such amount. Accordingly, the share capital was reduced from US$5,003,576,326.78, divided into 604,441,789,335 shares, of a single series and without par value, to US$4,418,152,114.78, divided into 574,219,895,457 shares, of a single series and without par value.

The major shareholders of the Company, considering the total amount of subscribed and paid shares, are Banco de Chile on behalf of State Street which owns 21.06%, Delta Air Lines with 10.05% and Qatar Airways with 10.03% ownership.

As of September 30, 2025, the Company had a total of 2,081 shareholders in its registry. At that date, approximately 12.26% of the Company's capital stock was in the form of ADRs.

During 2025, the Company had an average of 39,507 employees, ending this year with a total of 40,544 collaborator, distributed in 5,454 Administration employees, 20,588 in Operations, 9,708 Cabin Crew and 4,794 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)Percentage ownership

Tax No.	Company	Country of origin	Functional Currency	As September 30, 2025			As December 31, 2024
				Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
76.717.244-3	Prime Cargo SpA.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L. (*)	Argentina	ARS	0.0000	0.0000	0.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Training LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited (*)	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Professional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Latam Travel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000
Foreign	Faisán Finance DAC (*)	Ireland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	TAM S.A. and Subsidiaries (**)	Brazil	BRL	63.0987	36.9013	100.0000	63.0987	36.9013	100.0000

(*)      These subsidiaries have no operations.

(**)     As of September 30, 2025, the indirect participation percentage of TAM S.A. and its Subsidiaries is from Holdco I S.A., a company which LATAM Airlines Group S.A. has a 100% share on economic rights and 51.04% of political rights. Its percentage arose as a result of the provisional measure No. 863 of the Brazilian government implemented in December of 2018 that allows foreign capital to have up to 100% of the share ownership of a Brazilian Airline.

b)Financial Information

		Statement of financial position						Net Income
								For the period ended September 30,
		As of September 30, 2025			As of December 31, 2024			2025	2024

Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	497,983	1,957,998	(1,087,273)	462,748	1,933,499	(1,092,261)	(2,828)	(138,950)
Foreign	Latam Airlines Perú S.A.	548,920	421,283	30,148	437,768	366,089	16,930	55,958	62,493
93.383.000-4	Lan Cargo S.A.	521,772	343,433	178,339	490,550	263,747	226,803	(47,663)	17,441
76.717.244-3	Prime Cargo SpA.	14,091	13,867	224	14,806	14,844	(38)	44	(428)
Foreign	Connecta Corporation	47,789	19,415	28,374	47,583	15,255	32,328	(3,954)	(4,431)
Foreign	Prime Airport Services Inc. and Subsidiary (*)	20,663	16,511	4,151	18,752	15,582	3,169	981	877
96.951.280-7	Transporte Aéreo S.A.	233,130	134,149	98,981	238,354	121,609	116,745	(16,464)	(15,025)
96.631.520-2	Fast Air Almacenes de Carga S.A.	27,288	17,520	9,757	25,783	19,771	6,005	3,575	3,378
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	242,756	117,478	(40,132)	208,807	116,796	(66,907)	33,267	28,984
96.575.810-0	Inversiones Lan S.A.	1,187	45	1,142	1,184	48	1,136	7	(10)
96.847.880-K	Technical Training LATAM S.A.	1,590	741	849	1,238	740	498	390	(45)
Foreign	Latam Finance Limited	111	208,620	(208,509)	112	208,620	(208,508)	(1)	(1)
Foreign	Professional Airline Services INC.	11,561	2,824	8,737	8,508	1,660	6,848	1,889	1,376
Foreign	Jarletul S.A.	9	1,101	(1,092)	12	1,101	(1,089)	(3)	(4)
Foreign	Latam Travel S.R.L.	95	—	95	93	—	93	2	—
76.262.894-5	Latam Travel Chile II S.A.	338	1,227	(889)	358	1,243	(885)	(4)	(2)
Foreign	Latam Travel S.A.	4,094	1,557	2,386	3,847	1,623	2,091	458	(3,990)
Foreign	TAM S.A. and Subsidiaries (*)	5,370,655	3,357,908	2,011,480	4,070,469	2,557,042	1,512,327	330,643	540,767

(*)    The Equity reported corresponds to Equity attributable to owners of the parent company, it does not include Non-controlling participation.

In addition, the following special purpose entities have been consolidated: (1) Chercán Leasing Limited, intended to finance advance payments of aircraft; (2) Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai; (3) Jin Shan 16; and (4) Star Rising Aviation 45 Limited, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which LATAM has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.

Changes occurred in the consolidation perimeter between January 1, 2024 and September 30, 2025, are detailed below:

(1)Incorporation or acquisition of companies

-On March 18, 2024, a capital reduction was carried out in Inversiones Aéreas S.A. through the absorption of accumulated losses in the sum of ThUS$175,140. As a consequence of this decrease in capital, the number of shares was reduced by 6,634,496, without modifying the original participation of its shareholders. This transaction did not generate any effect within the Consolidated Financial Statements.

-On May 14, 2024, a capital increase was carried out in Aerovías de Integración Regional S.A. by Holdco Colombia I SpA, for an amount of ThUS$45,271, equivalent to 10 shares and with a premiums for the issuance of shares in favor of the Holco Colombia I SpA. As a result of this increase, there were no significant changes in the shareholder composition.

-On September 17, 2024, LATAM Airlines Group S.A acquired in 1 Euro, 100% of the rights of the company Faisán Finance Designates Activity Company, domiciled in Ireland, for the purposes of acquiring, managing, financing, refinancing, among others.

-On November 8, 2024, the Board of Directors of the subsidiary Connecta Corporation agreed the distribution and payment of dividends of ThUS$19,000 to Lan Cargo S.A., as sole shareholder. This transaction did not generate any effect within the Consolidated Financial Statements.

-At the Extraordinary General Shareholders' Meeting held on December 16, 2024 of the subsidiary Lan Argentina S.A., it was agreed to forgive the debt associated with the preferred dividends accrued and owed by this subsidiary to its shareholders, and to amend the company statute to eliminate the Class "B" Preferred Shares, replacing them in their entirety with ordinary shares. Accrued preferred dividends that were outstanding to shareholders amounted to ThUS$1,019 as of December 15, 2024. At this same Meeting, it was approved to amend the company statute to replace all preferred shares with ordinary shares, with the accrual of preferred dividends being null and void as of this date. This transaction did not generate any effect within the Consolidated Financial Statements.

-At the Extraordinary General Shareholders' Meeting held on December 16, 2024, of the subsidiary Inversora Cordillera S.A., it was agreed to forgive the debt associated with the preferred dividends accrued and owed by said subsidiary to its shareholders, and to amend the company statute to eliminate the Class "A" Preferred Shares, replacing them in their entirety with ordinary shares. The accumulated preferred dividends that were pending payment to shareholders amounted to ThUS$8,580. At this same Meeting, it was approved to amend the company statute to eliminate and replace preferred shares with ordinary shares, with the accrual of preferred dividends being null and void as of this date. This transaction did not generate any effect within the Consolidated Financial Statements.

-On December 17, 2024, a capital increase was carried out in Aerovías de Integración Regional S.A. by Holdco Colombia I SpA, for an amount of ThUS$18,544, equivalent to 10 shares and with a premiums for the issuance of shares in favor of the Holco Colombia I SpA. As a result of this increase, there were no significant changes in the shareholder composition.

-On January 27, 2025, Transportes Aéreos del Mercosur S.A. approved the distribution of total dividends for an amount of ThUS$6,056 (ThUS$5,752 paid to TAM S.A. and ThUS$304 paid to a non-controlling interest), corresponding to profits for the 2024 financial year. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

-On February 3, 2025, a capital increase was made in Americonsult de Costa Rica S.A., through a the contribution of Americonsult, S.A. de C.V. of accounts receivable for ThUS$489; consequently, there were no significant changes in the shareholding composition, and therefore, did not generate any effect within the Consolidated Financial Statements.

-On February 28, 2025, a capital reduction was carried out at TAM S.A. through the absorption of accumulated losses and legal reserves, in the amount of ThUS$670,075. This transaction did not generate any impact effect within the Consolidated Financial Statements.

-On February 28, 2025, a capital reduction was carried out at TAM Linhas Aéreas S.A. through the absorption of accumulated losses and legal reserves, in the amount of ThUS$695,701. This transaction did not generate any impact effect within the Consolidated Financial Statements.

-On March 17, 2025, a capital reduction was carried out at Inversora Cordillera S.A. through the absorption of losses in the amount of ThUS$4,542. Consequently, there were no significant changes in the shareholding composition, and therefore, did not generate any impact effect within the Consolidated Financial Statements.

-On March 31, 2025, the clousure of Laser Cargo S.R.L.and Consorcio Fast Air Laser Cargo UTE, did not generate any impact effect within the Consolidated Financial Statements.

-On April 25, 2025, the Company Atlantic Aviation Investment LLC. was liquidated and its controller Lan Pax Group S.A. acquired all its assets, liabilities, rights and obligations, as a result of the liquidation. These transactions were carried out between entities under common control of LATAM Airlines Groups S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On August 5, 2025, Americonsult de Guatemala was legally dissolved, did not generate any impact effect within the Consolidated Financial Statements.

-On August 28, 2025, Americonsult de Costa Rica S.A. was legally dissolved, did not generate any impact effect within the Consolidated Financial Statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.    Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of September 30, 2025 and for the three and six months ended September 30, 2025 and 2024, have been prepared in accordance with IAS 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 describe the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

These consolidated financial statements have been prepared in accordance with the accounting policies used by the Company in the preparation of the 2024 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2025.

(a)Application of new standards for the year 2025:
Accounting pronouncements with implementation effective from January 1, 2025:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendments to IAS 21: Lack of Exchangeability	August 2023	01/01/2025

The application of these accounting standards as of January 1, 2025, had no significant effect on the Company's consolidated financial statements.

(b)     Accounting pronouncements not in force for the financial year beginning on January 1, 2025:

	Issuance Date	Effective Date:
(i) Standards and amendments

IFRS 18: Presentation and disclosures in the financial statements	April 2024	01/01/2027

Amendment to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	May 2024	01/01/2026

IFRS 19 Subsidiaries without Public Accountability: Disclosures	May 2024	01/01/2027

The Company's management is evaluating the impacts that the application of IFRS 18 Presentation and disclosures in the financial statements; and the amendments to IFRS 9 and IFRS 7 may have on the consolidated financial statements. It is estimated that the adoption of the amendments to IFRS 19 Subsidiaries without Public Liability: Disclosures, will not have significant effects on the company's consolidated financial statements in the year of its first adoption.

2.2.    Basis of Consolidation

(a)    Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and cash are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary, in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be disclosed when carrying out a business combination, such as the acquisition of an entity by the Company, the acquisition method provided for in IFRS 3: Business combinations is used.

(b)    Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to the loss of control, as equity transactions without an effect on income.

(c)    Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes the assets and liabilities of the subsidiary, the non-controlling interest and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function within Other gains/(losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the disposed subsidiary which does not represent control, this is recognized at fair value on the date that control is lost and the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly the assets and related liabilities, which can cause these amounts to be reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)    Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.    Foreign currency transactions

(a)    Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and its Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States Dollar, which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)    Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. When there is no exchangeability between two currencies on the measurement date, the spot exchange rate on that date will be estimated. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)    Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS Accounting Standards, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive income and cash flows of the group's entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index ("CPI"), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary ítems and income and costs are recognized in the consolidated income statement under "Result of indexation units".

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 were recognized in the consolidated "Retained earnings/(losses)".

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy. At that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)    Group entities

The results and the financial situation of the Group's entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)    Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)    The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)    All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within "Gains/(losses) for currency translation differences income (losses) on currency translation, before tax".

For those subsidiaries of the group whose functional currency is different from the presentation currency and corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4.    Property, plant and equipment

The land of LATAM Airlines Group S.A. and its Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are recorded, both at their initial recognition and their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to impairment.

The amounts of advances paid to the aircraft manufacturers are capitalized by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to income when they are incurred.

The depreciation of the Property, plant and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions "Cost of sales" and "Administrative expenses".

The residual value and the useful life of assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.    Intangible assets other than goodwill

(a)     Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of miles that is part of TAM Linhas Aereas S.A.

(b)    Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and other costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets other than Goodwill when they have met all the criteria for capitalization.

2.6.    Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7.    Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life and IT projects under development are not subject to amortization and are subject to annual impairment testing or if there are indications of impairment, as an integral part of the Air Transport CGU. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under "Other gains (losses)".

2.8.    Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)      Debt instruments
The subsequent measurement of debt instruments depends on the group's business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)      Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in Other gains/(losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit.

2.9. Derivative financial instruments and embedded derivatives
Derivative financial instruments and hedging activities

Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:

(a) Hedge of an identified risk associated with a recognized liability or an expected highly- probable transaction (cash-flow hedge), or

(b)      Derivatives that do not qualify for hedge accounting.

At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an Other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.
(a) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss. When these amounts correspond to hedging derivatives of highly probable items that give rise to non-financial assets or liabilities, in which case, they are recorded as part of the non-financial assets or liabilities.
For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line-item Cost of sales to the extent that the fuel subject to the hedge is used.

Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to this part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.

When a hedging instrument matures, is sold, or fails to meet the requirements to be accounted for as a hedge, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.

(b) Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. LATAM Airlines Group S.A. has determined that no embedded derivatives currently exist.

2.10.    Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11.    Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under "Cost of sales". When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.12.    Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.13.    Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.14.    Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.15.    Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.
Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal and compliance with contractual agreements at the closing date of these financial statements.

Convertible Notes

The component parts of the convertible notes issued by LATAM Airlines Group S.A. are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The conversion option classified as equity is determined by the deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in other equity, net of income tax effects. and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in other equity until the conversion option is exercised, in which case, the balance recognized in other equity will be transferred to share capital. Where the conversion option remains unexercised at maturity date of the convertible bond, the balance recognized in other equity will be transferred to "Retained earnings/(losses)". No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity.

2.16.    Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws enacted at the date of the statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated according to the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. When deferred taxes arise from the initial recognition of a liability or an asset in a transaction other than a business combination, which at the time of the transaction does not affect either the accounting result or the tax profit or loss, they are recorded. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity or arises from a business combination. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if, and only if:

(a) there is a legally enforceable right to set off current tax assets and liabilities, and
(b) the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

LATAM Airlines Group S.A. has evaluated the potential impact arising from the implementation of the socalled “GloBE or Pillar Two rules,” which aim to ensure that multinational groups pay a minimum effective tax rate of 15%. Based on the analysis performed, we have concluded that, except for Brazil, Ireland, and Hong Kong, no entity, permanent establishment, or vehicle within the LATAM Group will experience a financial impact due to the GloBE Rules as of September 30, 2025, either because they fall outside the scope of the GloBE Rules (as they do not meet the criteria to be considered “Constituent Entities” for Pillar Two purposes) or because they are located in jurisdictions that have not implemented these GloBE Rules.

Regarding Brazil, Ireland, and Hong Kong, although the legal entities are subject to the scope of Pillar Two and therefore have tax compliance obligations, the analyses conducted so far conclude that there will not be material impact on results. As of the closing date of these financial statements, no income tax expense related to Pillar Two has been recognized.

Due to the complexity of this new legislation, the LATAM Group continuously evaluates potential impacts. If, during the fiscal year, any jurisdiction that has not yet shown an intention to implement the Pillar Two law decides to do so, a new analysis will be carried out regarding the legal entities and permanent establishments qualified as “Constituent Entities”.

LATAM Airlines Group S.A. and its Subsidiaries have adopted the exception of paragraph 4A of IAS 12, incorporated in the amendment published on May 23, 2023, relating to the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes.

2.17.    Employee benefits

(a)    Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.
(b)    Share-based compensation

The compensation plans implemented based on the value of the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for cash settled awards the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)     Post-employment

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)    Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)    Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates the employee relationship; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18.    Provisions

Provisions are recognized when:

(i) The Company has a present legal or constructive obligation as a result of a past event;

(ii) It is probable that payment is going to be required to settle an obligation; and

(iii) A reliable estimate of the obligation amount can be made.

2.19.    Revenue from contracts with customers

(a)     Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been provided or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)     Expiration of air tickets

The Company estimates on a monthly basis the probability of expiration of air tickets, with refund clauses, based on their history of use. Air tickets without a refund clause expire on the date of the flight in case the passenger does not show up.

(c)     Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading "Other non-financial assets" on "Current Assets" in the Consolidated Classified Statement of Financial Position.

(d)     Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass and LATAM Pass Brazil, whose objective is building customer loyalty through the delivery of miles.

These programs give their frequent passengers the possibility of earning LATAM Pass miles, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAM Pass miles to financial and non-financial partners through commercial alliances to award miles to their customers.

To reflect the miles earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles (2) miles sold to financial and non-financial partner(*).

(*) The Company has agreed to a new contract with Santander Bank in Chile, effective from January 1, 2026, until December 31, 2030.

(1)    Passenger Ticket Sales Earning Miles.

In this case, the miles are awarded to customers at the time that the company performs the flight.

To value the miles earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value ("ETV"). Our estimate of ETV is adjusted for miles that are not likely to be redeemed ("breakage").

The balance of miles that are pending to redeem are included within deferred revenue.

(2)    Miles sold to financial and non-financial partners

To value the miles earned through financial and non-financial partners, the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the miles awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles are delivered to the client.

When the miles are exchanged for products and services other than the services provided by the Company, the income is recognized immediately; when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and Subsidiaries, the income is deferred until the air transport service is provided.

The miles that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

2.20.    Leases

The Company recognizes contracts that meet the definition of a lease as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Right of use assets are measured at cost including the following:

-The amount of the initial measurement of the lease liability;
-Lease payment made at or before commencement date;
-Initial direct costs, and
-Restoration costs.

The right of use assets are recognized in the statement of financial position in Property, plant and equipment.

Lease liabilities include the net present value of the following payments:

-Fixed payments including in substance fixed payment.
-Variable lease payments that depend on an index or a rate;
-The exercise price of a purchase option, if it is reasonably certain that the option will be exercised.

The discount rate that LATAM Airlines Group S.A. and Subsidiaries uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM Airlines Group S.A. and Subsidiaries uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

Lease liabilities are recognized in the statement of financial position under “Other financial liabilities, current or non-current”.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in "Financial costs".

Principal and interest are present in the consolidated cash flow as "Payments of lease liability" and "Interest paid", respectively, within financing cash flows.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented within operating cash flows.

The Company analyzes the financing agreements of aircraft, mainly considering characteristics such as:

(a)     That the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.
(b)     Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continues to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plant and Equipment, as described in Note 16, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

2.21.    Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22.    Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed; and once done, recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23.    Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.    Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)    Market risk

Due to the nature of its operations, the Company has exposure to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed manuals and procedures to manage the market risk, which goal is to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies their exposures and their risk, and develops and executes hedging strategies.

(i)    Fuel-price risk

Exposure:

For the execution of its operations, the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the fuel-price risk exposure, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which may have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended September 30, 2025, the Company recognized losses of US$20.5 million for fuel hedging net of premiums in the costs of sales for the year. During the period ended September 30, 2024, the Company recognized gains of US$1.8 million for fuel hedging net of premiums in the costs of sales for the year.

As of September 30, 2025, the market value of the fuel positions amounted to US$26.9 million (positive). At the end of December 2024, this market value was US$7.7 million (positive).

The following tables show the level of hedge for different periods:

Positions as of September 30, 2025 (*) (Unaudited)	Maturities
	Q425	Q126	Q226	Q326	Total
Percentage of coverage over the expected volume of consumption	47%	25%	23%	10%	26%

Positions as of December 31, 2024 (*)	Maturities
	Q125	Q225	Q325	Q425	Total
Percentage of coverage over the expected volume of consumption	51%	47%	34%	30%	41%

(*) The percentage shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. Therefore, the strategy is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$5 per barrel in the underlying reference price curve at the end of September 2025 and the end of December 2024. The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the second trimester of 2026.

Benchmark price (US$ per barrel)	Positions as of September 30, 2025 effect on Equity (MUS$)	Positions as of December 31, 2024 effect on Equity (MUS$)
	Unaudited
+5	+12.9	+15.7
-5	-13.1	-12.8

Given the fuel hedging structure as of the third quarter of 2025, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$106.7 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$97.5 million in higher fuel costs.

(ii)    Foreign exchange rate risk:

Exposure:

The functional currency of the financial statements of the parent company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company's business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company's Consolidated Income.

The largest operational exposure to LATAM's exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian real (R$), and are actively managed by the Company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of September 30, 2025, the Company recognized losses of US$16.5 million for FX hedging derivatives net of premiums reflected in exchange rate. At the end of September of 2024, the Company recognized gains for US$6.9 million for FX hedging derivatives in exchange rate.

As of September 30, 2025, the market value of hedging FX derivative positions is US$2.8 million (positive). As of December 31, 2024, the market value of the hedging FX derivative positions was US$3.1 million (positive).

As of September 30, 2025, the Company has current hedging FX derivatives for US$460 million. As of December 31, 2024, the Company held hedging FX derivatives of US$165 million.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation) of R$/US$	Effect on equity as of September 30, 2025 (MUS$)	Effect on equity as of December 31, 2024 (MUS$)
	Unaudited
-10%	-4.8	-3.6
+10%	+14.5	+1.0

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses).

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its assets and liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from US dollar to Brazilian reais, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

In order to reduce the impact on the Company's result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation) of R$/US$	Effect on Income Statement for the year ended September 30, 2025 (MUS$)	Effect on Income Statement for the year ended September 30, 2024 (MUS$)
	Unaudited	Unaudited
-10%	-70.6	-45.0
+10%	+70.6	+45.0
Impact of the exchange rate variation in the Equity, from translating the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment).

Since the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income (Cumulative Translation Adjustment) by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation of 10% in the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at September 30, 2025 MUS$	Effect at December 31, 2024 MUS$
	Unaudited
-10%	+398.74	+318.51
+10%	-326.24	-260.60

(iii)    Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the future cash flows of the assets, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”) .

Of the company's financial debt subject to variable rates, all of the contracts maintain exposure to the SOFR reference rate.

Mitigation:

Currently, 69% (76% as of December 31, 2024) of the debt is fixed against fluctuations in interest rates. The variable debt is indexed to the reference rate based on SOFR.

Likewise, most of the company's liquidity is denominated in US dollars and indexed to a return rate similar and with a similar fluctuation to the SOFR rate, which helps reduce exposure.

Rate Hedging Results:

During the period ended September 30, 2025, the Company did not recognize any losses for premiums paid. At the end of September of 2024, the Company did not recognize any losses for premiums paid.

As of September 30, 2025, the Company does not hold interest rate derivative positions corresponding to operating leases to fix the income of future plane arrivals. (US$4.68 million (positive) as of December 31, 2024).

As of September 30, 2025, the Company recognized an decrease in the right-of-use asset due to the expiration of derivatives for US$2.20 (positive) million associated with the aircraft lease. As of December 31, 2024, the Company recognized an increase in the right-of-use asset due to the expiration of derivatives for US$0.1 (negative) million associated with the aircraft lease. On this same date, a lower depreciation expense of the right-of-use asset for US$1.5 million (positive) was recognized. At the end of September of 2024, the Company recognized US$1.4 (positive) million for this same concept.

As of September 30, 2025, the Company settled derivatives associated with hedges of leased aircraft for US$2.2 million (positive). As of December 31, 2024, the Company settled derivatives associated with hedges of leased aircraft for US$0.1 million (negative).

Sensitivity analysis:
The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease) of future curve SOFR rate	Positions as of September 30, 2025 effect on Income (Loss) before taxes (MUS$)	Positions as of September 30, 2024 effect on Income (Loss) before tax (MUS$)
	Unaudited	Unaudited
+100 basis points	-13.03	-19.06
-100 basis points	+13.03	+19.06

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity.

Increase (decrease) interest rate curve	Positions as of September 30, 2025 effect on equity (MUS$)	Positions as of December 31, 2024 effect on equity (MUS$)
	Unaudited
+100 basis points	—	+5.90
-100 basis points	—	-6.30

The calculations were made by vertically increasing (decreasing) 100 basis points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the period ended September 30, 2025, the Company did not record any losses for ineffectiveness in the consolidated income statement for this type of coverage.

(b)     Credit risk

Credit risk occurs when the counterparty does not comply with its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The customer portfolio as of September 30, 2025 has experienced an increased 29% compared to the balance as of December 31, 2024, mainly due to an increase in passenger transportation operations (travel agencies and corporate) which increased by 31% in its sales, mainly affecting the payment methods credit card 30%, and cash sales 33%. In relation to the cargo business, it presented a decrease in its operations of 12% compared to December 2024. There was special consideration for the Expected Credit Loss calculation for the clients with balance at the year end that management considered risky. The Expected Credit Loss at the end of September 2025 had a decrease by 5% compared to the end of December 2024, due to the reduction of the portfolio resulting from recoveries and the application of write-offs during the period.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and derivatives contracts.
To reduce the credit risk related to operational activities, the company has implemented credit limits to limit the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds and short-term mutual funds. These investments are booked as Cash and cash equivalents.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) its credit rating, and (ii) investment limits according to the Company’s level of liquidity. According to these two parameters, the Company chooses the most restrictive parameter of the previous two and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)     Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association (“IATA”), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, it is excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Billing Settlement Plan (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

The sales invoicing of TAM Linhas Aéreas S.A. related with cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aereas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to mitigate the exposure of their debtors which are monitored permanently . The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)    Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations.

The balance of liquid funds, future cash generation and the ability to obtain financing, provide the Company with alternatives to meet future investment and financing commitments.

As of September 30, 2025, the balance of liquid funds is US$2,016 million (US$1,958 million as of December 31, 2024), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of September 30, 2025, LATAM maintains three Revolving Credit Facility for a total of US$1,850 million, one for an amount of US$800 million, another for an amount of US$750 million and the last one for US$300 million. The first two are fully available whilst the third has US$25 million undrawn and available. With this, the sum of the three committed credit lines amounts to a total of US$1,575 million. The first of these lines is secured by and subject to the availability of certain collateral (i.e. aircraft, engines and spare parts). The second one, is secured by certain intangibles assets of the Company, which are shared with both international bonds. The third is collateralized by spare engines. (See Note 31)

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2025 (Unaudited)
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	3,133	26	6,266	6,266	198,205	213,896	156,649	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	55,125	116,125	342,500	1,742,500	830,500	3,086,750	2,200,000	To the expiration	8.46	7.78
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,506	15,782	40,705	40,690	86,135	188,818	149,856	Quarterly	5.73	5.73
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,389	15,744	40,788	39,500	18,295	119,716	103,796	Quarterly/Monthly	5.81	5.81
0-E	CCB	Ireland	US$	1,293	3,852	9,997	9,585	67,387	92,114	56,604	Quarterly	6.02	6.02
0-E	BOCOMM	Ireland	US$	6,568	19,460	50,070	47,330	260,230	383,658	244,792	Quarterly	6.15	6.15

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	5,460	16,374	43,645	21,985	—	87,464	84,028	Quarterly	2.03	1.79
0-E	NATIXIS	France	US$	15,251	44,714	111,375	58,225	41,001	270,566	230,236	Quarterly	5.69	5.69
0-E	CREDIT AGRICOLE	France	US$	4,378	13,062	35,069	279,426	—	331,935	275,012	To the expiration	6.31	6.31

Financial lease
0-E	NATIXIS	France	US$	9,641	27,753	70,929	104,762	—	213,085	172,949	Quarterly	6.51	6.51
0-E	EXIM BANK	U.S.A.	US$	25,872	77,051	155,968	70,526	19,122	348,539	329,398	Quarterly	3.63	2.78
0-E	SMBC	U.S.A.	US$	71,639	—	—	—	—	71,639	70,418	Monthly	7.56	7.56
0-E	BANK OF UTAH	U.S.A.	US$	5,941	17,890	54,969	49,476	73,498	201,774	155,447	Monthly	10.45	10.45

	TOTAL			215,196	367,833	962,281	2,470,271	1,594,379	5,609,960	4,229,188

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2025 (Unaudited)
Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	10,396	—	—	12,436	12,436	Quarterly	—	—

	TOTAL			510	1,530	10,396	—	—	12,436	12,436

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2025 (Unaudited)
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	180,597	506,512	1,155,530	929,871	1,698,302	4,470,812	3,134,078	—	—	—
	OTHER ASSETS	OTHERS	US$	4,291	13,091	30,014	21,632	70,796	139,824	104,428	—	—	—
			CLP	293	842	2,204	2,204	19,005	24,548	41,328	—	—	—
			UF	1,457	4,104	9,584	7,417	6,709	29,271	12,921	—	—	—
			COP	461	1,306	1,365	38	—	3,170	3,097	—	—	—
			EUR	30	44	32	2	—	108	98	—	—	—
			BRL	5,493	10,050	19,714	14,840	13,158	63,255	42,167	—	—	—
			MXN	93	99	35	35	29	291	269	—	—	—
Trade and other accounts payables
-	OTHERS	OTHERS	US$	758,551	7,442	—	—	—	765,993	765,993	—	—	—
			CLP	375,170	—	—	—	—	375,170	375,170	—	—	—
			BRL	973,159	—	—	—	—	973,159	973,159	—	—	—
			Other currency	444,154	4,366	—	—	—	448,520	448,520	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	1,524	—	—	—	1,524	1,524	—	—	—
Foreign	Delta Air Lines, Inc.	U.S.A	US$	—	5,708	—	—	—	5,708	5,708	—	—	—
	Total			2,743,749	555,088	1,218,478	976,039	1,807,999	7,301,353	5,908,460
	Total consolidated			2,959,455	924,451	2,191,155	3,446,310	3,402,378	12,923,749	10,150,084

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	2,970	5,889	5,889	167,830	182,578	147,217	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	203,875	407,750	1,107,750	1,455,125	3,174,500	2,100,000	To the expiration	10.69	9.71
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,996	17,263	45,343	43,928	104,940	217,470	159,624	Quarterly	6.03	6.03
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,770	17,015	43,945	41,683	33,697	142,110	115,727	Quarterly/Monthly	7.73	7.73
0-E	BOCOMM	Ireland	US$	2,724	8,158	20,911	19,790	110,277	161,860	100,000	Quarterly	6.42	6.42

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	5,447	16,392	43,700	38,590	14	104,143	99,109	Quarterly	2.29	2.05
0-E	CREDIT AGRICOLE	France	US$	4,097	13,097	35,021	292,571	—	344,786	275,012	To the expiration	6.63	6.63

Financial lease
0-E	NATIXIS	France	US$	10,319	29,916	77,088	112,238	24,493	254,054	191,383	Quarterly	6.73	6.73
0-E	US BANK	U.S.A.	US$	11,210	6,710	—	—	—	17,920	17,492	Quarterly	4.88	3.40
0-E	EXIM BANK	U.S.A.	US$	36,227	82,640	180,932	108,316	36,702	444,817	413,072	Quarterly	4.00	3.17
0-E	BANK OF UTAH	U.S.A.	US$	5,981	18,001	51,307	60,431	86,947	222,667	161,870	Monthly	10.71	10.71

	TOTAL			87,771	416,037	911,886	1,831,186	2,020,031	5,266,911	3,780,509

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024
Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	7,846	—	13,966	13,966	Quarterly	—	—

	TOTAL			510	1,530	4,080	7,846	—	13,966	13,966

´

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Lease Liability
	AIRCRAFT	OTHERS	US$	144,076	507,305	1,171,362	958,537	1,718,984	4,500,264	3,174,757	—	—	—
	OTHER ASSETS	OTHERS	US$	3,717	11,276	31,723	27,462	90,051	164,229	88,854	—	—	—
			CLP	1,535	4,604	11,441	10,263	29,935	57,778	36,151	—	—	—
			UF	1,264	3,757	9,241	6,523	3,631	24,416	21,425	—	—	—
			COP	344	1,016	1,784	56	—	3,200	2,829	—	—	—
			EUR	31	92	58	8	—	189	183	—	—	—
			BRL	3,072	8,322	18,727	12,425	18,256	60,802	38,082	—	—	—
			MXN	87	217	11	—	—	315	299	—	—	—
Trade and other accounts payables
-	OTHERS	OTHERS	US$	1,291,259	6,478	—	—	—	1,297,737	709,933	—	—	—
			CLP	65,753	193	—	—	—	65,946	64,317	—	—	—
			BRL	224,513	6,621	—	—	—	231,134	409,474	—	—	—
			Other currency	172,749	4,534	—	—	—	177,283	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	3,576	—	—	—	3,576	3,576	—	—	—
Foreign	Delta Air Lines, Inc.	U.S.A	US$	—	9,299	—	—	—	9,299	9,299	—	—	—

	Total			1,908,400	567,290	1,244,347	1,015,274	1,860,857	6,596,168	4,677,368
	Total consolidated			1,996,681	984,857	2,160,313	2,854,306	3,880,888	11,877,045	8,471,843

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

As of September 30, 2025, the Company does not maintains guarantees corresponding to derivative transactions. At of December 31, 2024, the Company had guarantees for US$0.5 million corresponding to derivative transactions.

3.2.    Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group's companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The Company's international credit rating is the result of its ability to meet its long-term financial commitments. As of September 30, 2025, The Company has a national scale rating of A with positive outlook by Fitch and a rating of A- with positive outlook by Feller. On an international scale, it has a rating of BB with a stable outlook by Standard & Poor's, a rating of Ba2 with a stable outlook by Moody's and a rating of BB with a positive outlook by Fitch.

3.3.     Estimates of fair value.

At September 30, 2025, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.    Derivative financial instruments:

This category includes the following instruments:

-Fuel derivative contracts,

-Currency derivative contracts,

-Interest rate derivative contracts.

2.    Financial Investments:

This category includes the following instruments:

-Investments in short-term Mutual Funds (cash equivalent).

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of September 30, 2025				As of December 31, 2024
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Assets
Cash and cash equivalents	150,239	150,239	—	—	77,313	77,313	—	—
Short-term mutual funds	150,239	150,239	—	—	77,313	77,313	—	—

Other financial assets, current	27,145	—	27,145	—	15,565	—	15,565	—
Fair value interest rate derivatives	—	—	—	—	4,676	—	4,676	—
Fair value of fuel derivatives	26,937	—	26,937	—	7,747	—	7,747	—
Fair value of foreign currency derivative	208	—	208	—	3,142	—	3,142	—

Liabilities

Other financial liabilities, current	3,049	—	3,049	—	—	—	—	—
Fair value of foreign currency derivatives	3,049	—	3,049	—	—	—	—	—

Additionally, at September 30, 2025, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of September 30, 2025		As of December 31, 2024
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	1,865,782	1,865,782	1,880,475	1,880,475
Cash on hand	2,067	2,067	1,885	1,885
Bank balance	496,804	496,804	664,173	664,173
Overnight	51,456	51,456	103,761	103,761
Time deposits	1,315,455	1,315,455	1,110,656	1,110,656
Other financial assets, current	65,616	65,616	51,730	51,730
Other financial assets	65,616	65,616	51,730	51,730
Trade debtors, other accounts receivable and Current accounts receivable	1,479,332	1,479,332	1,163,707	1,163,707
Accounts receivable from entities related, current	8	8	25	25
Other financial assets, non-current	58,606	58,606	53,772	53,772
Accounts receivable, non-current	13,290	13,290	12,342	12,342

Other current financial liabilities	785,055	941,491	635,213	837,181
Accounts payable for trade and other accounts payable, current	2,562,842	2,562,842	2,133,572	2,133,572
Accounts payable to entities related, current	7,232	7,232	12,875	12,875
Other financial liabilities, non current	6,820,148	6,677,430	6,515,238	6,361,620
Accounts payable, non current	471,193	471,193	491,762	491,762

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, revenue, expenses and commitments. Basically, these estimates refer to:

(a)     Impairment of Intangible asset with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. For this assessment, the Company has determined the existence of a single CGU corresponding to Air Transport. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

The recoverable value of this cash-generating unit (CGU) has been determined based on value-in-use calculations. Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rates, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by management as these variables are inherently uncertain; however, the assumptions used are consistent with the Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates at least annually and as necessary in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

(b)     Depreciation expense and impairment of Properties, Plant and Equipment

The depreciation of assets is calculated based on a straight-line basis, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according to the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may result in a useful life different from what has been estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that the assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c)     Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies, historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate and fuel price consistent with those used in the impairment analysis of the group's cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)     Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred revenue. Ordinary revenue from the sale of tickets is recognized in the statement of income when the passenger transportation service is provided or expires due to non-use. The Company evaluates the probability of expiration of air tickets on a monthly basis, based on the history of use. A change in this probability could impact revenue in the period in which the change occurs and in future periods.

As of September 30, 2025, deferred revenues associated with air tickets sold amount to ThUS$2,292,817 (ThUS$2,012,661 as of December 31, 2024). A hypothetical change of one percentage point in the probability of expiration of up to ThUS$10,749 per month (ThUS$10,016 as of December 31, 2024).

(e)     Valuation of the miles awarded to the holders of the loyalty programs, pending use - breakage.
As of September 30, 2025, deferred revenue associated with the LATAM Pass loyalty program from Spanish-speaking countries totalized ThUS$895,631 (ThUS$949,495 as of December 31, 2024). An hypothetical change of one percentage point in the probability of redemption would translate into a cumulative impact of ThUS$34,930 on the results of 2025 (ThUS$32,935 as of September 30, 2024). Deferred revenue associated with the LATAM Pass Brazil loyalty program totalized ThUS$283,069 as of September 30, 2025 (ThUS$203,058 as of December 31, 2024). An hypothetical change of one percentage point in the probability of redemption would result in an accumulated impact of ThUS$8,715 on the results of 2025 (ThUS$5,786 as of September 30, 2024).

Management, with the assistance of an external specialist, used statistical models to estimate the miles awarded that will not be redeemed by the program’s members (breakage) which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

As of January 1, 2025, the LATAM Pass Brazil program has changed the denomination of its accumulation and redemption unit, adopting the name "LATAM Pass miles" instead of "LATAM Pass points."

(f)     Legal Contingencies

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g)     Leases

In year 2022, as a result of the arrival of new aircraft and the significant change in the flows of many current contracts, the Company evaluated the relevance in the current scenario of continuing to use the implicit rate, a methodology used in recent years, or whether it should in instead use a different approximation for calculating the rate. It was concluded that the implicit rate was not being able to reflect the economic environment in which the company operates, therefore it was not accurately representing the Company's indebtedness conditions. Because of this, all new contracts entered into from 2022 and all contracts that were modified from 2022 used the incremental rate. Existing contracts that remained unchanged continued using the original implicit discount rate.

(i)Discount rate

To determine the present value of lease payments, the Company uses the implicit rate in the contracts when it is easily determinable. Otherwise, it uses the lessee's estimated incremental borrowing rate, which is derived from the information available at the lease commencement date. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates. A one percentage point decrease in our estimate of the rates used in determining the current lease liabilities for the registered fleet as of September 30, 2025, would increase the lease liability by approximately US$115 million (US$119 million as of December 31, 2024).

(ii)Lease term

In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee's control.

These estimates are made based on the best information available on the events analyzed.

In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENT INFORMATION

As of September 30, 2025, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Peru	925,680	818,617	337,213	299,121
Argentina	256,311	189,364	83,450	58,926
U.S.A.	1,075,198	961,063	361,604	332,855
Europe	787,971	671,899	302,977	241,732
Colombia	539,663	494,973	185,211	164,147
Brazil	4,368,368	4,133,187	1,702,076	1,400,565
Ecuador	295,940	272,203	93,956	85,649
Chile	1,587,467	1,429,702	539,559	476,505
Asia Pacific and rest of Latin America	553,782	524,693	192,901	185,722
Income from ordinary activities	10,390,380	9,495,701	3,798,947	3,245,222
Other operating income	155,562	142,831	57,352	42,060

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.
The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Cash on hand	2,067	1,885
Bank balances (1)	496,804	664,173
Overnight	51,456	103,761
Total Cash	550,327	769,819
Cash equivalents
Time deposits	1,315,455	1,110,656
Mutual funds	150,239	77,313
Total cash equivalents	1,465,694	1,187,969
Total cash and cash equivalents	2,016,021	1,957,788
(1) As of September 30, 2025, within the item bank balances are ThUS$463,775 related to banks accounts that pay interest to the Company for the daily or monthly balances (ThUS$590,463 as of December 31, 2024)

Cash and cash equivalents are denominated in the following currencies:

Currency	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Argentine peso	4,103	4,228
Brazilian real	646,121	347,041
Chilean peso	21,268	17,943
Colombian peso	74,471	19,042
Euro	18,773	15,721
US Dollar	1,173,929	1,508,548
Pound Sterling	8,801	2,069
Mexican peso	10,216	4,222
R.P. Chinese Yuan	21,547	21,585
Peruvian Sol	12,567	6,297
Other currencies	24,225	11,092
Total	2,016,021	1,957,788

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of September 30, 2025 (Unaudited)

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,865,782	150,239	—	2,016,021
Other financial assets, current	65,616	—	27,145	92,761
Trade and others accounts receivable, current	1,479,332	—	—	1,479,332
Accounts receivable from related entities, current	8	—	—	8
Other financial assets, non current	58,606	—	—	58,606
Accounts receivable, non current	13,290	—	—	13,290
Total	3,482,634	150,239	27,145	3,660,018

Liabilities	Measured at amortized cost	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	785,055	3,049	788,104
Trade and others accounts payable, current	2,562,842	—	2,562,842
Accounts payable to related entities, current	7,232	—	7,232
Other financial liabilities, non-current	6,820,148	—	6,820,148
Accounts payable, non-current	471,193	—	471,193
Total	10,646,470	3,049	10,649,519

As of December 31, 2024

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,880,475	77,313	—	1,957,788
Other financial assets, current	51,730	—	15,565	67,295
Trade and others accounts receivable, current	1,163,707	—	—	1,163,707
Accounts receivable from related entities, current	25	—	—	25
Other financial assets, non current	53,772	—	—	53,772
Accounts receivable, non current	12,342	—	—	12,342
Total	3,162,051	77,313	15,565	3,254,929

Liabilities	Measured at amortized cost	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	635,213	—	635,213
Trade and others accounts payable, current	2,133,572	—	2,133,572
Accounts payable to related entities, current	12,875	—	12,875
Other financial liabilities, non-current	6,515,238	—	6,515,238
Accounts payable, non-current	491,762	—	491,762
Total	9,788,660	—	9,788,660

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,455,848	1,132,923
Other accounts receivable	90,141	99,063
Total trade and other accounts receivable	1,545,989	1,231,986
Less: Expected credit loss	(53,367)	(55,937)
Total net trade and accounts receivable	1,492,622	1,176,049
Less: non-current portion – accounts receivable	(13,290)	(12,342)
Trade and other accounts receivable, current	1,479,332	1,163,707

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of September 30, 2025			As of December 31, 2024
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
	Unaudited
Up to date	1%	1,403,359	(16,240)	1%	961,457	(12,550)
From 1 to 90 days	4%	12,370	(484)	1%	122,350	(1,438)
From 91 to 180 days	16%	2,438	(396)	15%	6,510	(978)
From 181 to 360 days	46%	2,645	(1,211)	67%	4,960	(3,325)
Over 360 days	100%	35,036	(35,036)	100%	37,646	(37,646)
Total		1,455,848	(53,367)		1,132,923	(55,937)

(1)Corresponds to the consolidated expected rate of accounts receivable.
(2)The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

Currency	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Argentine Peso	7,616	8,968
Brazilian Real	1,052,375	722,208
Chilean Peso	82,939	71,628
Colombian Peso	23,754	16,032
Euro	80,701	96,438
US Dollar	217,598	224,169
Australian Dollar	6,078	5,457
Japanese Yen	3,694	4,998
Pound Sterling	9,395	8,488
Other Currencies	8,472	17,663
Total	1,492,622	1,176,049

Movements of the expected credit losses of Trade accounts receivables are as follows:

	Opening balance	Write-offs	(Increase) Decrease	Closing balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2024 (Unaudited)	(64,778)	5,061	5,767	(53,950)
From October 1 to December 31, 2024 (Unaudited)	(53,950)	(483)	(1,504)	(55,937)
From January 1 to September 30, 2025 (Unaudited)	(55,937)	2,549	21	(53,367)
Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.
The historical and current renegotiations are not significant, and the policy is to analyze case by case to classify them according to the existence of risk, determining they need to be reclassified to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of September 30, 2025 (Unaudited)			As of December 31, 2024
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,455,848	(53,367)	1,402,481	1,132,923	(55,937)	1,076,986
Other accounts receivable	90,141	—	90,141	99,063	—	99,063

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of September 30, 2025	As of December 31, 2024
					ThUS$	ThUS$
					Unaudited
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	—	2
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	CLP	—	21
76.115.378-1	Costa Verde Portafolio S.A.	Related director	Chile	CLP	8	2
	Total current assets				8	25

(b)Accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of September 30, 2025	As of December 31, 2024
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	1,524	3,576
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	US$	5,708	9,299
	Total current liabilities				7,232	12,875

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the liabilities of the period 2025 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Technical stock (*)	411,472	390,259
Non-technical stock (**)	39,885	48,271
Total	451,357	438,530

(*) Correspond to spare parts and materials that will be used in both own and third-party maintenance services.

(**) Consumption of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	82,680	76,167
Provision for obsolescence Non-technical stock	10,583	8,700
Total	93,263	84,867

The resulting amounts do not exceed the respective net realization values.

As of September 30, 2025, the Company registered ThUS$207,156 (ThUS$215,526 for the period ended September 30, 2024), the income statements, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)    The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(1) Other financial assets

Deposits in guarantee (aircraft)	29,558	23,057	35,678	32,214	65,236	55,271
Guarantees for margins of derivatives	—	466	—	—	—	466
Other investments	—	—	493	493	493	493
Other guarantees given	36,058	28,207	22,435	21,065	58,493	49,272
Subtotal of other financial assets	65,616	51,730	58,606	53,772	124,222	105,502

(2) Hedging derivative asset

Fair value of interest rate derivatives	—	4,676	—	—	—	4,676
Fair value of foreign currency derivatives	208	3,142	—	—	208	3,142
Fair value of fuel price derivatives	26,937	7,747	—	—	26,937	7,747
Subtotal of derivative assets	27,145	15,565	—	—	27,145	15,565
Total Other Financial Assets	92,761	67,295	58,606	53,772	151,367	121,067

The different derivative hedging contracts maintained by the Company are described in Note 18.
(b)    The balances composition by currencies of the Other financial assets are as follows:

Type of currency	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Brazilian real	19,207	13,323
Chilean peso	3,003	3,006
Colombian peso	883	1,216
Euro	5,389	4,646
U.S.A dollar	119,724	96,359
Other currencies	3,161	2,517
Total	151,367	121,067

NOTE 12 - OTHER NON-FINANCIAL ASSETS
The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Advance payments
Aircraft insurance and other	41,781	31,465	—	—	41,781	31,465
Others	6,937	7,097	23,779	24,156	30,716	31,253
Subtotal advance payments	48,718	38,562	23,779	24,156	72,497	62,718

(b) Contract assets (1)
GDS costs	19,132	23,078	—	—	19,132	23,078
Credit card commissions	43,132	33,590	—	—	43,132	33,590
Travel agencies commissions	10,469	8,898	—	—	10,469	8,898
Subtotal advance payments	72,733	65,566	—	—	72,733	65,566

(c) Other assets
Sales tax	131,917	98,142	7,765	6,900	139,682	105,042
Other taxes	(652)	226	—	—	(652)	226
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	779	628	120	271	899	899
Contributions to Aeronautical Service Companies	—	—	60	60	60	60
Judicial deposits	—	537	63,018	58,029	63,018	58,566
Subtotal other assets	132,044	99,533	70,963	65,260	203,007	164,793
Total Other Non - Financial Assets	253,495	203,661	94,742	89,416	348,237	293,077

(1) Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2024 (Unaudited)	72,359	181,391	(3,153)	(184,103)	66,494
From October 1 to December 31, 2024 (Unaudited)	66,494	52,181	(3,024)	(50,085)	65,566
From January 1 to September 30, 2025 (Unaudited)	65,566	165,527	2,853	(161,213)	72,733

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at September 30, 2025 and December 31, 2024, are detailed below:

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Current assets
Aircraft	10,338	29,063
Engines and rotables	—	75
Other assets	1,974	—
Total	12,312	29,138

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the exercise.
Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.
During 2020, 11 Boeing 767 aircraft were transferred from the property, plant and equipment to non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of 5 aircraft was completed. During the year 2022, the sale of 3 aircraft was completed and during the year 2023, the sale of 1 aircraft was completed. During 2025, the sale of 1 aircraft was completed.

During 2022, 28 Airbus A319 family aircraft were transferred from property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$345 million in expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value. During 2023, the engines associated with these aircraft were added, generating additional adjustments of US$39 million, which were recorded in the result as part of Other gains (losses), in order to register these assets at their net realizable value. During the year 2024, the sale of 26 aircraft was completed. During 2025 the sale of 2 aircraft was completed.

During 2022, 6 aircraft and 8 engines of the Airbus A320 family were transferred from property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale. During 2022, the sale of 3 aircraft was completed. During 2023, the sale of 2 aircraft and 8 engines were completed. During 2024, the sale of 1 aircraft was completed. During 2022, adjustments for US$25 million of expenses were recognized to record these assets at their net realizable value. Since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function.

During 2023, 6 Airbus A320 aircraft were transferred from the property, plant, and equipment category to the non-current assets or asset groups held for sale category. Additionally, during 2023, adjustments of US$9 million in expenses were recognized to record these assets at their net realizable value. These adjustments were recorded in the results as part of Other expenses by function. During 2024, the sale of 6 aircraft was completed.

During 2023, 1 Boeing 767 family aircraft was transferred from Property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$3 million in expenses were recognized within results as part of Other expenses by function to record these assets at their net realizable value. As of 2024, the sale of 1 Boeing 767 family aircraft was completed.

During 2025, 1 land and 1 building were transferred from Property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

Aircraft	Model	As of September 30, 2025	As of December 31, 2024
		Unaudited
Boeing 767	300F	1	2
Airbus A319 (*)	100	—	2
Total		1	4

(*) As of December 31, 2024, 6 Airbus A320 aircraft and 26 Airbus A319 aircraft were sold and incorporated into property, plant and equipment, as of February 28, 2025, 2 Airbus A319 aircraft were sold and incorporated into property, plant and equipment, as a result of a sale and lease contract (see Note 16).

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)     Investments in subsidiaries
The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.
Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of September 30, 2025	As of December 31, 2024
			%	%
			Unaudited
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Línea Aérea Carguera de Colombia S.A.	Colombia	US$	90.46000	90.46000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional S.A.	Colombia	COP	99.23168	99.23168
TAM Linhas aéreas S.A.	Brazil	BRL	100.00000	100.00000
ABSA Aerolimhas Brasileiras S.A.	Brazil	US$	100.00000	100.00000
Transportes Aéreos del Mercosur S.A.	Paraguay	PYG	94.98000	94.98000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

Summary financial information of significant subsidiaries

	Statement of financial position as of September 30, 2025						Statement of Income For the 9 months period ended at September 30, 2025
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Latam Airlines Perú S.A.	548,920	478,413	70,507	421,283	385,744	35,539	1,389,628	55,958
Lan Cargo S.A.	521,772	211,890	309,882	343,433	265,691	77,742	312,807	(47,663)
Línea Aérea Carguera de Colombia S.A.	242,778	94,580	148,198	96,618	96,584	34	199,034	33,269
Transporte Aéreo S.A.	233,130	16,166	216,964	134,149	108,855	25,294	72,414	(16,464)
Latam Airlines Ecuador S.A.	172,847	166,950	5,897	157,293	140,023	17,270	251,417	3,724
Aerovías de Integración Regional S.A.	273,659	263,310	10,349	253,528	249,402	4,126	483,539	8,401
TAM Linhas Aéreas S.A.	4,641,949	2,860,962	1,780,987	2,776,052	2,028,761	747,291	4,847,985	307,826
ABSA Aerolinhas Brasileiras S.A.	340,069	332,626	7,443	377,786	355,880	21,906	121,527	3,251
Transportes Aéreos del Mercosur S.A.	53,618	53,164	454	28,387	26,333	2,054	48,243	6,655

	Statement of financial position as of December 31, 2024						Statement of Income For the 9 months period ended at September 30, 2024
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Latam Airlines Perú S.A.	437,768	401,748	36,020	366,089	342,838	23,251	1,277,854	62,512
Lan Cargo S.A.	490,550	169,684	320,866	263,747	184,144	79,603	327,059	17,441
Línea Aérea Carguera de Colombia S.A.	208,805	83,783	125,022	95,915	95,684	231	188,919	28,986
Transporte Aéreo S.A.	238,354	15,080	223,274	121,609	92,234	29,375	279,424	(15,025)
Latam Airlines Ecuador S.A.	187,139	181,666	5,473	175,309	159,210	16,099	228,014	(18,706)
Aerovías de Integración Regional S.A.	207,096	198,118	8,978	198,165	193,842	4,323	399,341	(52,959)
TAM Linhas Aéreas S.A.	3,633,801	2,209,393	1,424,408	2,221,024	1,594,689	626,335	4,547,171	529,545
ABSA Aerolinhas Brasileiras S.A.	515,562	510,341	5,221	556,527	537,601	18,926	123,677	(507)
Transportes Aéreos del Mercosur S.A.	50,132	47,469	2,663	28,225	26,314	1,911	41,662	4,353

(b)     Non-controlling interests

Equity	Tax No.	Country of origin	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A.	Foreign	Peru	0.19000	0.19000	243	136
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	(5,431)	(5,517)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(4,674)	(7,848)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	1,267	1,100
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	151	191
Total					(8,444)	(11,938)

			For the 9 months period ended September 30,		For the 9 months period ended September 30,		For the 3 months period ended September 30,
Incomes	Tax No.	Country of origin	2025	2024	2025	2024	2025	2024
			%	%	ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	106	119	65	52
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	65	(407)	70	(96)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	3,174	2,766	1,878	1,282
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	334	219	61	71
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(37)	27	(13)	(4)
Total					3,642	2,724	2,061	1,305

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	623,504	535,531	623,504	535,531
Loyalty program	199,925	171,717	199,925	171,717
Computer software	203,632	171,144	779,017	661,731
Developing software	106,425	119,376	106,425	119,376
Other assets	2,478	2,402	3,793	3,717
Total	1,135,964	1,000,170	1,712,664	1,492,072

a)Movement in Intangible assets other than goodwill:

	Computer software and others Net	Developing software	Airport slots	Loyalty program	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2024	156,391	117,010	658,949	219,636	1,151,986
Additions	66	65,927	22,666	—	88,659
Withdrawals	(2)	—	—	—	(2)
Transfer software and others	77,963	(77,702)	—	—	261
Foreign exchange	(3,565)	(915)	(72,931)	(24,463)	(101,874)
Amortization	(52,833)	—	—	—	(52,833)
Closing balance as of September 30, 2024 (Unaudited)	178,020	104,320	608,684	195,173	1,086,197
Opening balance as of October 1, 2024 (Unaudited)	178,020	104,320	608,684	195,173	1,086,197
Additions	155	35,452	—	—	35,607
Withdrawals	—	(393)	—	—	(393)
Transfer software and others	18,135	(18,269)	—	—	(134)
Foreign exchange	(3,042)	(1,734)	(73,153)	(23,456)	(101,385)
Amortization	(19,722)	—	—	—	(19,722)
Closing balance as of December 31, 2024	173,546	119,376	535,531	171,717	1,000,170
Opening balance as of January 1, 2025	173,546	119,376	535,531	171,717	1,000,170
Additions	43	82,590	—	—	82,633
Transfer software and others	96,494	(96,948)	—	—	(454)
Foreign exchange	4,404	1,539	87,973	28,208	122,124
Amortization	(68,375)	—	,	—	(68,375)
Closing balance as of September 30, 2025 (Unaudited)	206,108	106,427	623,504	199,925	1,135,964
The amortization of each period is recognized in the consolidated income statement within administrative expenses.

The cumulative amortization of computer software and others as of September 30, 2025 amounts to ThUS$576,700 (ThUS$491,902 as of December 31, 2024).

b)     Impairment Test Intangible Assets with an indefinite useful life

As of September 30, 2025, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of September 30, 2025, no indications of impairment have been identified for the Air Transport CGU, which require a new impairment test to be carried out.

As of December 31 2024, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years of cash flows after taxes from the financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and the price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used for the CGU "Air transport" are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU Air transport
Annual growth rate (Terminal)%		0.0 – 4.7
Exchange rate	R$/US$	5.4 – 5.7
Discount rate based on the Weighted Average Cost of Capital (WACC)%		8.2 – 10.2
Fuel Price	US$/barrel	100

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the recoverable amount exceeded the book value of the cash-generating unit, and therefore no impairment was identified.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase WACC Maximum	Decrease rate Terminal growth Minimal	Increase fuel price Maximum US$/barrel
	%	%
Air Transportation CGU	10.2	0	100

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
a) Property, plant and equipment
Construction in progress (1)	573,211	479,871	—	—	573,211	479,871
Land	40,440	39,818	—	—	40,440	39,818
Buildings	125,426	120,736	(66,510)	(60,313)	58,916	60,423
Plant and equipment	13,080,362	11,727,067	(5,533,770)	(5,085,126)	7,546,592	6,641,941
Own aircraft (3)	11,756,931	10,678,834	(5,245,586)	(4,831,914)	6,511,345	5,846,920
Other (2)	1,323,431	1,048,233	(288,184)	(253,212)	1,035,247	795,021
Machinery	26,945	24,005	(25,954)	(22,927)	991	1,078
Information technology equipment	167,878	158,900	(147,488)	(139,607)	20,390	19,293
Fixed installations and accessories	193,918	174,859	(141,123)	(126,886)	52,795	47,973
Motor vehicles	50,517	48,320	(44,801)	(42,323)	5,716	5,997
Leasehold improvements	261,330	236,509	(68,860)	(61,760)	192,470	174,749
Subtotal Properties, plant and equipment	14,520,027	13,010,085	(6,028,506)	(5,538,942)	8,491,521	7,471,143
b) Right of use
Aircraft	6,043,035	5,810,997	(3,470,883)	(3,262,942)	2,572,152	2,548,055
Other assets	422,274	398,017	(246,678)	(230,518)	175,596	167,499
Subtotal Right of use	6,465,309	6,209,014	(3,717,561)	(3,493,460)	2,747,748	2,715,554
Total	20,985,336	19,219,099	(9,746,067)	(9,032,402)	11,239,269	10,186,697

(1) As of September 30, 2025, includes advances paid to aircraft and engine manufacturers for ThUS$512,507 (ThUS$452,765 as of December 31, 2024).
(2)     Consider mainly rotables and tools.
(3) As of September 30, 2025 , the additions of 17 aircraft: 13 Airbus A321 for ThUS$290,060, 2 Airbus A320 for ThUS$37.650 and 2 Boeing B787-8 for ThUS$86.000. As of December 31, 2024 the additions of 9 aircraft, 3 Airbus A320 for ThUS$34,760 and 6 Boeing B777 for ThUS$296,198.

(a)        Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2024	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925
Additions	14,052	—	—	712,146	6,736	366	—	6,686	739,986
Disposals	—	—	—	(335)	(8)	—	(2)	—	(345)
Retirements	—	—	—	(30,340)	(73)	(89)	—	—	(30,502)
Depreciation expenses	—	—	(3,009)	(566,182)	(4,270)	(6,634)	(49)	(7,506)	(587,650)
Foreign exchange	(567)	(2,312)	(1,649)	(50,030)	(850)	(2,491)	2	(19,762)	(77,659)
Other increases (decreases)	176,589	—	—	72,495	(128)	4,153	—	2,413	255,522
Changes, total	190,074	(2,312)	(4,658)	137,754	1,407	(4,695)	(49)	(18,169)	299,352
Closing balance as of September 30, 2024 (Unaudited)	448,320	41,932	62,900	6,374,098	18,749	49,715	302	195,261	7,191,277

Opening balance as of October 1, 2024 (Unaudited)	448,320	41,932	62,900	6,374,098	18,749	49,715	302	195,261	7,191,277
Additions	6,702	—	—	502,894	2,933	55	—	1,603	514,187
Disposals	—	—	—	(2,605)	—	—	—	—	(2,605)
Retirements	—	—	—	(25,808)	(18)	—	—	—	(25,826)
Depreciation expenses	—	—	(983)	(204,922)	(1,454)	(2,243)	(16)	(2,284)	(211,902)
Foreign exchange	(787)	(2,114)	(1,494)	(58,936)	(930)	(2,910)	(2)	(19,831)	(87,004)
Other increases (decreases)	25,636	—	—	64,011	13	3,356	—	—	93,016
Changes, total	31,551	(2,114)	(2,477)	274,634	544	(1,742)	(18)	(20,512)	279,866
Closing balance as of December 31, 2024 (Unaudited)	479,871	39,818	60,423	6,648,732	19,293	47,973	284	174,749	7,471,143

Opening balance as of January 1, 2025	479,871	39,818	60,423	6,648,732	19,293	47,973	284	174,749	7,471,143
Additions	41,935	—	—	1,504,273	4,372	917	82	335	1,551,914
Disposals	—	—	(3)	—	(108)	—	—	—	(111)
Retirements	—	—	—	(64,663)	(15)	(164)	—	(184)	(65,026)
Depreciation expenses	—	—	(3,031)	(666,256)	(4,541)	(6,584)	(64)	(6,245)	(686,721)
Foreign exchange	1,474	2,311	1,780	76,394	1,399	2,491	7	23,803	109,659
Other increases (decreases)	49,931	(1,689)	(253)	54,449	(10)	8,162	61	12	110,663
Changes, total	93,340	622	(1,507)	904,197	1,097	4,822	86	17,721	1,020,378
Closing balance as of September 30, 2025 (Unaudited)	573,211	40,440	58,916	7,552,929	20,390	52,795	370	192,470	8,491,521

(b)    Right of use assets:

	Aircraft	Others	Net right of use assets
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2024	2,145,082	54,123	2,199,205
Additions (*)	397,541	17,223	414,764
Depreciation expense	(200,557)	(10,916)	(211,473)
Cumulative translate adjustment	(183)	(3,276)	(3,459)
Other increases (decreases)	91,244	82,776	174,020
Total changes	288,045	85,807	373,852
Closing balance as of September 30, 2024 (Unaudited)	2,433,127	139,930	2,573,057
Opening balance as of October 1, 2024 (Unaudited)	2,433,127	139,930	2,573,057
Additions (*)	204,182	33,615	237,797
Depreciation expense	(83,677)	(16,399)	(100,076)
Cumulative translate adjustment	231	(5,041)	(4,810)
Other increases (decreases)	(5,808)	15,394	9,586
Total changes	114,928	27,569	142,497
Closing balance as of December 31, 2024	2,548,055	167,499	2,715,554

Opening balance as of January 1, 2025	2,548,055	167,499	2,715,554
Additions (*)	471,361	17,215	488,576
Depreciation expense	(283,782)	(20,637)	(304,419)
Cumulative translate adjustment	—	6,178	6,178
Other increases (decreases)	(163,482)	5,341	(158,141)
Total changes	24,097	8,097	32,194
Closing balance as of September 30, 2025 (Unaudited)	2,572,152	175,596	2,747,748

(*) As of December 31, 2024, 2024, the additions of 6 Airbus A320 aircraft and 26 Airbus A319 aircraft, as of february 28, 2025, the additions of 2 Airbus A319 aircraft, as a result of a sale and leaseback agreement.

(c)    Fleet composition

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets				Total fleet
Aircraft	Model	As of September 30, 2025		As of December 31, 2024		As of September 30, 2025		As of December 31, 2024		As of September 30, 2025	As of December 31, 2024
		Unaudited				Unaudited				Unaudited
Boeing 767	300ER	9		9	(1)	—		—		9	9
Boeing 767	300F	18		18	(1)	1		1		19	19
Boeing 777	300ER	10		10	(2)	—		0	(2)	10	10
Boeing 787	8	6	(2)	4		4	(2)	6		10	10
Boeing 787	9	2		2		25		25		27	27
Airbus A319	100	11		11		28		27		39	38
Airbus A320	200	88	(2)	86	(2)	47	(2)	49	(2)	135	135
Airbus A320	NEO	6		3		40		27		46	30
Airbus A321	200	32	(2)	19		17	(2)	30		49	49
Airbus A321	NEO	1		—		14		14		15	14
Airbus A330	200	—		—		3	(3)	2	(3)	3	2
Total		183		162		179		181		362	343

(1) Considers conversions from Boeing 767-300ER (passenger) to Boeing 767-300F (freighter) Aircraft.
(2) As of September 30, 2025, 17 aircraft from these fleets (13 Airbus A321, 2 Airbus A320 and 2 Boeing 787-8) were transferred from right-of-use assets to property, plant and equipment.As of December 31, 2024, 9 aircraft from these fleets (3 Airbus A320 and 6 Boeing B777) were transferred from right-of-use assets to property, plant and equipment.

(3) As of September 30, 2025, 3 A330-200 aircraft remain in the fleet under an operating lease with WAMOS.

As of December 31, 2024, the Company recorded 181 aircraft classified as right-of-use assets. On page 86 of the 2024 Integrated Annual Report submitted to the Financial Market Commission (CMF), this information was presented with the column headings for the fleet composition reversed. However, the information is correctly reported in the 2024 financial statements issued and attached to the annual report.

(d)    Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Depreciation method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*) Except in the case of Boeing 767-300ER, Boeing 777-300ER, Airbus A320 Family and Boeing 767-300F fleets which consider a lower residual value, due to the extension of their useful life to 22, 23, 25 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e)     Additional information regarding Property, plant and equipment:
(i)     Property, plant and equipment pledged as guarantee:
Description of Property, plant and equipment pledged as guarantee:

				As of September 30, 2025		As of December 31, 2024
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited
Wilmington	Wilmington Trust Company	Aircraft and engines	Boeing 777	103,796	164,593	115,727	132,643

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	3,331	1,594	4,441	2,401
			Airbus A320	178,598	122,891	238,131	114,450
			Airbus A321	5,266	3,569	7,022	3,920
			Boeing 787	87,817	50,415	117,089	45,703

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	149,856	188,196	159,624	196,134

BOCOMM	BOCOMM	Aircraft and engines	Airbus A320N	244,792	258,011	—	—

CCB	CCB	Aircraft and engines	Airbus A320N	56,604	58,225	—	—

UMB Bank	Natixis	Aircraft and engines	Airbus A321	230,236	242,322	—	—

Total direct guarantee				1,060,296	1,089,816	642,034	495,251

(1)For syndicated loans, given their own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debts are presented at their nominal value. The net book values correspond to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of September 30, 2025, amounts to Th$US$740,648 (ThUS$897,783 as of December 31, 2024). The book value of the assets with indirect guarantees as of September 30, 2025, amounts to ThUS$1,208,087 (ThUS$1,734,431 as of December 31, 2024).

As of September 30, 2025, the Company keeps valid letters of credit related to right of use assets according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Celestial Aviation Services Limited	LATAM Airlines Group S.A.	Thirteen letters of credit	28,247	Nov 21, 2025
Aergo Aviation	LATAM Airlines Group S.A.	Four letters of credit	5,800	Sep 9, 2026
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	20,118	Apr 29, 2026
			54,165

(ii)    Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	356,520	326,642
Commitments for the acquisition of aircraft (*)	21,732,000	20,400,000

(*) According to the manufacturer’s price list.

Aircraft purchase commitments:

	Year of delivery
Manufacturer	2025	2026	2027	2028-2030	Total
Airbus S.A.S.
A320neo Family	3	15	8	55	81
Embraer S.A.
Embraer 195-E2	—	12	12	—	24
The Boeing Company
Boeing 787-9	—	—	—	15	15
Total	3	27	20	70	120

As of September 30, 2025, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 81 Airbus A320 family aircraft remain to be received, with deliveries between 2025 and 2030. The approximate amount, according to manufacturer list prices, is ThUS$13,000,000.

As of September 30, 2025, as a result of the different aircraft purchase contracts signed with Embraer S.A., 24 195-E2 aircraft remain to be received, with deliveries between 2026 and 2027. The approximate amount, according to manufacturer list prices, is ThUS$2,392,000.

As of September 30, 2025, as a result of the different aircraft purchase contracts signed with The Boeing Company, 15 Boeing aircraft of the 787 with deliveries between 2028 and 2030, remain to be received. The approximate amount, according to manufacturer list prices, is ThUS$6,340,000.

The delivery dates of some of these aircraft could be modified as a result of the continuous discussions that are held with suppliers in the context of the current manufacturers' supply chain.

With respect to the purchase agreements entered into with EMBRAER S.A., it should be noted that the Purchase Agreement includes an order for 24 firm aircraft and 50 purchase options. Accordingly, the preceding paragraph refers exclusively to the 24 firm aircraft included in such agreement.

Aircraft operational lease commitments:

As of September 30, 2025, under various aircraft operating lease agreements entered into by the Company, the following fleet commitments are pending delivery:

•AerCap Holdings N.V.: 4 Boeing 787 Dreamliner aircraft, with deliveries scheduled between 2025 and 2026.

•CDB Aviation Lease Finance DAC: 5 Airbus A320Neo family aircraft, with delivery scheduled in 2026.

•Air Lease Corporation: 5 Airbus A321XLR model aircraft, with deliveries scheduled between 2027 and 2028.

•Wilmington Trust SP Services Limited: 6 Airbus A320Neo family aircraft, with delivery scheduled in 2025.

•Aircastle (Ireland) DAC: 1 Airbus A330 model aircraft, with delivery scheduled in 2025.

•Maverick Leasing (Ireland) DAC: 2 Airbus A320Neo family aircraft, with delivery scheduled in 2025.

•Jackson Square Aviation Ireland Limited: 1 Airbus A320Neo family aircraft, with delivery scheduled in 2025.

•Oriental Leasing 63 Company Limited: 3 Airbus A320Neo family aircraft, with delivery scheduled in 2026.

(iii)    Capitalized interest costs with respect to Property, plant and equipment.

		For the 9 months period ended at September 30,
		2025	2024
		Unaudited
Average rate of capitalization of capitalized interest costs	%	7.76	10.86
Costs of capitalized interest	ThUS$	22,909	19,964

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended September 30, 2025, the income tax provision was calculated and recorded, applying the semi-integrated tax system and a rate of 27%, based on the provisions of the Law. No. 21,210, published in the Official Gazette of the Republic of Chile, dated February 24, 2020, which updates the Tax Legislation.
The net result for deferred tax corresponds to the variation of the period, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.
For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on income tax expense.
(a)Current taxes
(a.1)    The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	107,276	14,616	—	—	107,276	14,616
Other recoverable credits	25,222	25,659	—	—	25,222	25,659
Total current tax assets	132,498	40,275	—	—	132,498	40,275

(a.2)    The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	80,071	6,281	—	—	80,071	6,281
Total current tax liabilities	80,071	6,281	—	—	80,071	6,281

(b)    Deferred taxes
The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Properties, Plants and equipment	(835,136)	(821,883)	51,760	53,543
Assets by right of use	(726,482)	(720,694)	64	109
Lease Liabilities	875,975	892,657	(106)	(113)
Amortization	(105,970)	(101,193)	—	—
Provisions	106,171	80,355	82,300	76,280
Tax losses	674,784	664,990	(79,250)	(68,493)
Intangibles	—	—	273,464	234,854
Other	16,239	16,317	16,494	16,497
Total	5,581	10,549	344,726	312,677
The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities:

(b.1)      From January 1 to September 30, 2024 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,011,881)	132,409	—	—	(879,472)
Assets for right of use	(586,011)	(92,217)	—	—	(678,228)
Lease Liabilities	792,855	66,764	—	—	859,619
Amortization	(112,012)	(1,061)	—	—	(113,073)
Provisions	141,318	(103,978)	1,015	—	38,355
Revaluation of financial instruments	(889)	889	—	—	—
Tax losses (*)	699,584	3,969	—	—	703,553
Intangibles	(300,359)	226	—	33,201	(266,932)
Others	(182)	(12)	—	—	(194)
Total	(377,577)	6,989	1,015	33,201	(336,372)

(b.2)     From October 1 to December 31, 2024 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(879,472)	4,046	—	—	(875,426)
Assets for right of use	(678,228)	(42,575)	—	—	(720,803)
Lease Liabilities	859,619	33,151	—	—	892,770
Amortization	(113,073)	11,880	—	—	(101,193)
Provisions	38,355	(34,174)	(106)	—	4,075
Tax losses (*)	703,553	29,930	—	—	733,483
Intangibles	(266,932)	270	—	31,808	(234,854)
Others	(194)	14	—	—	(180)
Total	(336,372)	2,542	(106)	31,808	(302,128)

(b.3)     From January 1 to September 30, 2025 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(875,426)	(11,470)	—	—	(886,896)
Assets for right of use	(720,803)	(5,743)	—	—	(726,546)
Lease Liabilities	892,770	(16,689)	—	—	876,081
Amortization	(101,193)	(4,777)	—	—	(105,970)
Provisions	4,075	19,294	502	—	23,871
Tax losses (*)	733,483	20,551	—	—	754,034
Intangibles	(234,854)	(379)	—	(38,231)	(273,464)
Others	(180)	(75)	—	—	(255)
Total	(302,128)	712	502	(38,231)	(339,145)

(*) Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$3,113,872 at September 30, 2025 (ThUS$3,263,150 as of December 31, 2024) which include deferred tax assets related to negative tax results of ThUS$11,217,262 at September 30, 2025 (ThUS$11,736,014 at December 31, 2024).

(Expenses) / Income from deferred taxes and income tax:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Income tax (expense)/benefit
Current tax (expense) benefit	(89,852)	(5,314)	(71,646)	21,517
Total current tax (expense) benefit	(89,852)	(5,314)	(71,646)	21,517
Deferred income taxes
(Expense)/benefit for deferred tax recognition for tax losses (*)	—	245	—	245
Deferred income for relative taxes to the creation and reversal of temporary differences	712	6,989	1,592	6,187
Total deferred income tax	712	7,234	1,592	6,432
Income tax (expense)/benefit	(89,140)	1,920	(70,054)	27,949

Income tax (expense) / Income benefit:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax (expense) benefit, foreign	(84,865)	(34,400)	(69,424)	(8,699)
Current tax (expense) benefit, domestic	(4,987)	29,086	(2,222)	30,216
Total current tax (expense) benefit	(89,852)	(5,314)	(71,646)	21,517
Foreign Deferred tax (expense) benefit, for tax losses compensation (*)	—	245		245
Deferred tax (expense) benefit, foreign	(4,986)	1,805	132	2,121
Deferred tax (expense) benefit, domestic	5,698	5,184	1,460	4,066
Total deferred tax (expense)benefit	712	7,234	1,592	6,432
Income tax (expense)/benefit	(89,140)	1,920	(70,054)	27,949

Income before tax from the Chilean legal tax rate (27% as of September 30, 2025 and 2024)

	For the 9 months period ended September 30,		For the 9 months period ended September 30,
	2025	2024	2025	2024
	ThUS$	ThUS$	%	%
	Unaudited
Income tax benefit/(expense) using the legal tax rate	(288,489)	(190,576)	(27.00)	(27.00)
Tax effect of rates in other jurisdictions	(30,737)	(38,917)	(2.88)	(5.51)
Tax effect of non-taxable income	15,328	69,786	1.43	9.89
Tax effect of disallowable expenses	(9,822)	(6,470)	(0.92)	(0.92)
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	16,498	30,538	1.54	4.33
Unrecognised deferred tax	212,861	132,245	19.92	18.74
Other increases (decreases)	(4,779)	5,314	(0.43)	0.74
Total adjustments to tax expense using the legal rate	199,349	192,496	18.66	27.27
Income tax benefit/(expense) using the effective rate	(89,140)	1,920	(8.34)	0.27

Deferred taxes related to items charged to equity:

	For the 9 months period ended September 30,		For the 3 months period ended September 30,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Aggregate deferred taxation of components of other comprehensive income	502	1,015	74	345

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	397,294	271,753
(b) Lease Liability	387,761	363,460
(c) Hedge derivatives	3,049	—
Total current	788,104	635,213

Non-current
(a) Interest bearing loans	3,869,522	3,516,117
(b) Lease Liability	2,950,626	2,999,121
Total non-current	6,820,148	6,515,238

(a)    Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Current
Guaranteed obligations (4)(5)	43,348	34,083
Other guaranteed obligations (1) (6)	70,847	23,682
Subtotal bank loans	114,195	57,765
Obligation with the public (2) (3)	71,464	46,256
Financial leases	211,635	167,732
Total current	397,294	271,753

Non-current
Guaranteed obligations (4) (5)	509,789	339,960
Other guaranteed obligations (1) (6)	517,048	351,069
Subtotal bank loans	1,026,837	691,029
Obligation with the public (2) (3)	2,310,459	2,193,047
Financial leases	532,226	632,041
Total non-current	3,869,522	3,516,117
Total obligations with financial institutions	4,266,816	3,787,870

(1) The Company has three committed credit lines, or “Revolving Credit Facilities (RCF),” which are secured. As of July 15, 2024, two credit lines were amended and extended until July 2029, with amounts of US$800 million and US$750 million, respectively. Then, as of November 4, 2024 a third credit line was made available:

(a) The first committed credit line, or “RCF I,” amounting to US$800 million, is secured by aircraft, engines, and spare parts. This credit line is fully available as of September 30, 2025.

(b) The second committed credit line, or “RCF II,” amounting to US$750 million, is secured by intangible assets primarily related to the FFP business (LATAM Pass loyalty program), as well as intellectual property and certain LATAM trademarks. This credit line is fully available as of September 30, 2025.

(c) On November 4, 2024, the Company secured a new credit line under a “Spare Engine Facility” amounting to US$300 million (of which US$275 million had been drawn as of September 30, 2025), maturing on November 4, 2028. This funds were used to repay the previous “Spare Engine Facility” maturing on November 3, 2027. This new financing includes a minimum liquidity covenant, requiring the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million, as well as an additional covenant measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A., requiring with a minimum combined level liquidity threshold of US$400 million. If these covenants are not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of September 30, 2025, the Company is in compliance with the aforementioned minimum liquidity covenants.

(2) As of October 15, 2024, the Company issued, placed, and received funds from international markets through guaranteed bonds amounting to US$1.4 billion, with an annual interest rate of 7.875% and maturing in 2030 (the “2030 Notes”), issued under Rule 144-A and Regulation S of the United States Securities and Exchange Commission, pursuant to the United States Securities Act of 1933 (the “US Securities Act”). During the quarter ended September 30, 2025, the 2030 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of September 30, 2025, the Company is in compliance with the aforementioned minimum liquidity covenant.

(3) On July 7, 2025, the Company issued, placed, and received funds from the international markets through the issuance of secured bonds for a total principal amount of US$800 million, bearing an annual interest rate of 7.625% and maturing in 2031 (the “2031 Notes”), pursuant to Rule 144A and Regulation S of the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933 (the “U.S. Securities Act”). During the quarter ended September 30, 2025, the 2031 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of June 30, 2025, the Company is in compliance with the aforementioned minimum liquidity covenant.

(4) On December 23 and 30, 2024, two A320neo aircraft were delivered by Airbus. These aircraft were purchased through aircraft financing of US$50 million each, with Bank of Communications Co., Ltd. (“BOCOMM”) as the counterparty. Then, on March 25, 2025, one more A320neo was received with the same conditions and same counterparty. On May 6 and June 21, 2025, the last two A320neo aircraft were delivered by Airbus. These aircraft were financed through aircraft financing with Bank of Communications Co., Ltd. (“BOCOMM”) for the same amount.

(5) On June 16, 2025, one A321neo aircraft was delivered by Airbus. This aircraft was purchased through aircraft financing of US$57 million with China Construction Bank Aviation Capital DAC (“CCB”) as the counterparty. This delivery represents the first of five aircraft to be acquired under these terms and with this counterparty.

(6) On June 27, 2025, a secured financing agreement was executed for 11 owned A321 model aircraft. The total amount of this aircraft financing was US$242 million, with Natixis and Sumitomo Mitsui Banking Corporation (“SMBC”) as counterparties.

Balances by currency of interest bearing loans are as follows:

	As of September 30, 2025	As of December 31, 2024
Currency	ThUS$	ThUS$
	Unaudited
Chilean peso (U.F.)	159,530	147,716
US Dollar	4,107,286	3,640,154
Total	4,266,816	3,787,870

Interest-bearing loans due in installments to September 30, 2025 (Unaudited)
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values							Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Annual
																	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	—	—	—	156,649	156,649	2,881	—	—	—	156,649	159,530	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	1,400,000	800,000	2,200,000	53,563	15,020	—	1,370,912	782,895	2,222,390	At Expiration	8.46	7.78
Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	3,321	10,253	28,647	31,015	76,620	149,856	4,019	10,253	28,040	30,649	76,573	149,534	Quarterly	5.73	5.73
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	4,021	12,245	33,827	35,645	18,058	103,796	4,021	12,245	33,827	35,645	18,058	103,796	Quarterly/Monthly	5.81	5.81
0-E	BOCOMM	Irlanda	US$	2,604	7,813	20,833	20,833	192,709	244,792	3,272	7,813	20,208	20,417	191,351	243,061	Quarterly	6.15	6.15
0-E	CCB	Irlanda	US$	396	1,187	3,167	3,166	48,688	56,604	538	1,187	3,167	3,166	48,688	56,746	Quarterly	6.02	6.02
Other guaranteed obligations
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	195	—	—	—	—	195	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	—	—	275,012	—	275,012	2,906	—	—	272,646	—	275,552	At Expiration	6.31	6.31
0-E	NATIXIS	U.S.A.	US$	11,800	35,290	94,108	50,419	38,619	230,236	11,801	35,290	93,045	49,711	38,039	227,886	Quarterly	5.69	5.69
0-E	EXIM BANK	U.S.A.	US$	5,071	15,350	41,939	21,668	—	84,028	5,305	15,350	41,939	21,668	—	84,262	Quarterly	2.03	1.79
Financial leases
0-E	NATIXIS	France	US$	6,782	20,592	56,648	88,927		172,949	8,176	20,592	56,322	88,807		173,897	Quarterly	6.51	6.51
0-E	EXIM BANK	U.S.A.	US$	23,563	71,435	147,641	67,945	18,814	329,398	24,832	71,435	147,319	67,945	18,841	330,372	Quarterly	3.63	2.78
0-E	BANK OF UTAH	U.S.A.	US$	3,089	9,762	37,140	38,371	67,085	155,447	3,089	9,762	37,140	38,371	67,085	155,447	Monthly	10.45	10.45
0	SMBC	EE.UU	US$	70,418		—	—	—	70,418	71,709		—	—	—	71,709	Monthly	7.56	7.56
Others loans
0	Various (*)		US$	—	—	—	—	—	—	—	—	—	—	—	—	At Expiration	—	—
	Total			131,065	183,927	463,950	2,033,001	1,417,245	4,229,188	196,307	198,947	461,007	1,999,937	1,398,182	4,254,380

Interest-bearing loans due in installments to September 30, 2025 (Unaudited)
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values							Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization
	Tax No.	Creditor Country	Currency														Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	10,396	—	—	12,436	510	1,530	10,396	—	—	12,436	Quarterly	—	—
	Total			510	1,530	10,396	—	—	12,436	510	1,530	10,396	—	—	12,436
	Total consolidated			131,575	185,457	474,346	2,033,001	1,417,245	4,241,624	196,817	200,477	471,403	1,999,937	1,398,182	4,266,816

Interest-bearing loans due in installments to December 31, 2024
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values						Amortization	Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	—	—	—	—	147,217	147,217	—	499	—	—	147,217	147,716	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	700,000	1,400,000	2,100,000	—	45,757	—	678,079	1,367,748	2,091,584	At Expiration	10.69	9.71
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	3,226	9,863	27,888	30,093	88,554	159,624	4,020	9,863	27,262	29,715	88,375	159,235	Quarterly	6.03	6.03
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,960	11,992	33,179	34,951	31,645	115,727	3,960	11,992	33,179	34,951	31,645	115,727	Quarterly/Monthly	7.73	7.73
0-E	BOCOMM	Irlanda	US$	1,042	3,125	8,333	8,333	79,167	100,000	1,123	3,125	8,208	8,250	78,375	99,081	Quarterly	6.42	6.42
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	22	—	—	—	—	22	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	209	—	—	—	—	209	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	—	—	275,012	—	275,012	3,020	—	—	272,112	—	275,132	At Expiration	6.63	6.63
0-E	EXIM BANK	U.S.A.	US$	5,005	15,147	41,385	37,572	—	99,109	5,284	15,147	41,385	37,572	—	99,388	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,671	20,241	55,696	78,423	30,352	191,383	8,284	20,242	55,369	78,225	30,350	192,470	Quarterly	6.73	6.73
0-E	US BANK	U.S.A.	US$	10,972	6,520	—	—	—	17,492	11,147	6,217	—	—	—	17,364	Quarterly	4.88	3.40
0-E	EXIM BANK	U.S.A.	US$	32,988	74,220	167,003	103,326	35,535	413,072	34,733	74,221	166,291	103,326	35,532	414,103	Quarterly	4.00	3.17
0-E	BANK OF UTAH	U.S.A.	US$	2,857	7,991	29,220	46,016	75,786	161,870	2,857	7,991	29,220	46,016	75,786	161,870	Monthly	10.71	10.71
	Total			66,721	149,099	362,704	1,313,726	1,888,259	3,780,509	74,659	195,054	360,914	1,288,246	1,855,031	3,773,904

Interest-bearing loans due in installments to December 31, 2024
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

Tax No.		Creditor Country	Currency	Nominal values						Accounting values						Amortization	Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	7,846	—	13,966	510	1,530	4,080	7,846	—	13,966	Quarterly	—	—
	Total			510	1,530	4,080	7,846	—	13,966	510	1,530	4,080	7,846	—	13,966
	Total consolidated			67,231	150,629	366,784	1,321,572	1,888,259	3,794,475	75,169	196,584	364,994	1,296,092	1,855,031	3,787,870

(b) Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

	Aircraft	Others	Lease Liability Total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2024	2,894,198	73,796	2,967,994
New contracts	377,930	27,894	405,824
Lease termination	(52,699)	(540)	(53,239)
Renegotiations	97,778	69,544	167,322
Payments	(438,048)	(17,993)	(456,041)
Accrued interest	214,904	9,952	224,856
Exchange differences	—	(76)	(76)
Cumulative translation adjustment	—	(3,841)	(3,841)
Changes	199,865	84,940	284,805
Closing balance as of September 30, 2024 (Unaudited)	3,094,063	158,736	3,252,799

Opening balance as of October 1, 2024 (Unaudited)	3,094,063	158,736	3,252,799
New contracts	198,252	41,167	239,419
Lease termination	(19,567)	—	(19,567)
Renegotiations	(1,623)	1,126	(497)
Payments	(167,536)	(8,637)	(176,173)
Accrued interest	73,261	15,439	88,700
Exchange differences	(2,090)	(3,006)	(5,096)
Cumulative translation adjustment	—	(5,838)	(5,838)
Other increases (decreases)	—	(11,166)	(11,166)
Changes	80,697	29,085	109,782
Closing balance as of December 31, 2024	3,174,760	187,821	3,362,581

Opening balance as of January 1, 2025	3,174,760	187,821	3,362,581
New contracts	461,111	17,853	478,964
Lease termination	(210,868)	(7)	(210,875)
Renegotiations	1,284	4,977	6,261
Payments	(515,028)	(30,964)	(545,992)
Accrued interest	216,532	14,623	231,155
Exchange differences	6,290	3,744	10,034
Cumulative translation adjustment	—	6,259	6,259
Changes	(40,679)	16,485	(24,194)
Closing balance as of September 30, 2025 (Unaudited)	3,134,081	204,306	3,338,387

The Company recognizes interest payments related to lease liabilities in the consolidated result under Finance costs (See Note 26(c)). The weighted average discount rates for calculation of lease liability are as follows.

	Discount rate September 2025	Discount rate December 2024
	Unaudited
Aircraft	8.95%	9.09%
Others	9.11%	8.78%

(c)     Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Fair value of foreign currency derivatives	3,049	—	—	—	3,049	—
Total hedge derivatives	3,049	—	—	—	3,049	—

The foreign currency derivatives correspond to options.

Hedging operation
The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

		As of September 30, 2025	As of December 31, 2024
		ThUS$	ThUS$
		Unaudited
Fuel options	(1)	26,937	7,747
Foreign currency derivative R$/BRL$	(2)	(2,841)	3,142
Interest rate swaps	(3)	—	4,676

(1)Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(2) Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the US$/BRL. These contracts are recorded as cash flow hedge contracts.

(3)They cover significant variations in cash flows associated with the market risk implicit in increases in the SOFR interest rate for long-term loans originated by the operational leases. These contracts are recorded as cash flow hedging contracts.
The Company only maintains cash flow hedges. In the case of fuel and currency hedges, the cash flows subject to said hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions. See Note 3.

See Note 24 (g) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	2,072,133	1,761,814
(b) Accrued liabilities	490,709	371,758
Total trade and other accounts payables	2,562,842	2,133,572

(a)     Trade and other accounts payable:

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Trade creditors	1,735,610	1,409,894
Other accounts payable	336,523	351,920
Total	2,072,133	1,761,814

The details of Trade and other accounts payables are as follows:

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Maintenance and technical purchases	463,148	380,853
Boarding Fees	306,844	268,353
Aircraft Fuel	277,934	220,343
Airport charges and overflight	185,407	157,691
Handling and ground handling	173,481	122,721
Other personnel expenses	109,920	106,277
Leases, maintenance and IT services	94,995	121,901
Professional services and advisory	80,168	77,548
Services on board	78,425	72,902
Air companies	45,182	9,778
Crew	44,410	20,560
Marketing	43,312	46,751
Agencies sales commissions	24,932	15,649
Aircraft Insurance	21,812	16,756
Others	122,163	123,731
Total trade and other accounts payables	2,072,133	1,761,814

(1) See note 24, letter g

(b)     Liabilities accrued:

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	133,317	74,874
Accrued personnel expenses	143,929	86,743
Accounts payable to personnel (1)	186,698	183,153
Others accrued liabilities	26,765	26,988
Total accrued liabilities	490,709	371,758

(1) Participation in profits and bonuses (Note 22 letter b).

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	4,263	11,536	351,950	313,165	356,213	324,701
Civil contingencies	433	1,173	169,830	124,411	170,263	125,584
Labor contingencies	368	1,512	162,031	174,035	162,399	175,547
Other	—	—	11,513	9,908	11,513	9,908
Provision for European
Commission investigation (2)	—	—	2,633	2,327	2,633	2,327

Total other provisions (3)	5,064	14,221	697,957	623,846	703,021	638,067

(1)Provisions for contingencies:

    The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.
    The civil contingencies correspond to different demands of civil order filed against the Company.The labor contingencies correspond to different demands of labor order filed against the Company.
    Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.
The Company maintains other judicial processes, individually and cumulatively, do not have a significant impact on these financial statements.

(2)    Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)    Total other provision as of September 30, 2025, and December 31, 2024, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries,with a probability of loss under 50%, which are not recognized in the normal course of IFRS Accounting Standards application and which only in the context of a business combination should be recognized under IFRS Accounting Standards.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (1)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2024	939,331	2,477	941,808
Increase in provisions	370,600	—	370,600
Provision used	(67,631)	—	(67,631)
Difference by subsidiaries conversion	(86,578)	—	(86,578)
Reversal of provision	(431,989)	—	(431,989)
Exchange difference	(4,606)	22	(4,584)
Closing balance as of September 30, 2024 (Unaudited)	719,127	2,499	721,626

Opening balance as of October 1, 2024 (Unaudited)	719,127	2,499	721,626
Increase in provisions	77,738	—	77,738
Provision used	(25,098)	—	(25,098)
Difference by subsidiaries conversion	(56,479)	—	(56,479)
Reversal of provision	(76,918)	—	(76,918)
Exchange difference	(2,630)	(172)	(2,802)
Closing balance as of December 31, 2024	635,740	2,327	638,067

Opening balance as of January 1, 2025	635,740	2,327	638,067
Increase in provisions	182,093	—	182,093
Provision used	(67,009)	—	(67,009)
Difference by subsidiaries conversion	31,502	—	31,502
Reversal of provision	(84,903)	—	(84,903)
Exchange difference	2,965	306	3,271
Closing balance as of September 30, 2025 (Unaudited)	700,388	2,633	703,021

(1)See details of litigation and government investigations with a material impact in Note 30.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenue (1)(2)	3,531,536	3,118,099	26,109	140,244	3,557,645	3,258,343
Sales tax	19,213	14,566	—	—	19,213	14,566
Retentions	50,051	48,383	—	—	50,051	48,383
Other taxes	5,531	6,332	—	—	5,531	6,332
Dividends payable	292,709	293,092	—	—	292,709	293,092
Other sundry liabilities	10,752	8,208	—	—	10,752	8,208
Total other non-financial liabilities	3,909,792	3,488,680	26,109	140,244	3,935,901	3,628,924

Deferred Revenue Movement

		Deferred revenue
	Initial balance	(1) Recognition	Use	Loyalty program (Award and redeem)	Expiration of tickets	Translation Difference	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2024 (Unaudited)	3,393,600	11,484,699	(11,074,448)	(60,799)	(319,525)	(128,182)	3,246	3,298,591
From October 1 to December 31, 2024 (Unaudited)	3,298,591	4,195,055	(3,998,719)	(65,765)	(28,348)	(132,182)	(10,289)	3,258,343
From January 1 to September 30, 2025 (Unaudited)	3,258,343	12,557,138	(12,182,121)	26,149	(283,681)	168,495	13,322	3,557,645

(1)The balance includes mainly, deferred revenue for services not provided as of September 30, 2025 and December 31, 2024 and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM's frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles LATAM Pass every time they fly in LATAM and other airlines associated with the program, as well as by buying in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)As of September 30, 2025, Deferred Income includes Th US$35.452 (ThUS$35.615 as of December 31, 2024) related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until until the end of the implementation of the strategic alliance.

NOTE 22 - EMPLOYEE BENEFITS

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Retirements payments	85,654	71,296
Resignation payments	5,929	7,048
Other obligations	86,069	89,083
Total liability for employee benefits	177,652	167,427

(a)    The movement in retirements, resignations and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2024	122,618	72,884	(6,909)	(24,134)	(1,874)	162,585
From October 1 to December 31, 2024 (Unaudited)	162,585	15,228	(3,869)	2,365	(8,882)	167,427
From January 1 to September 30, 2025 (Unaudited)	167,427	3,847	(8,543)	11,672	3,249	177,652

The main assumptions used in the calculation of the provision in Chile are presented below:

	For the 9 months period ended September 30,
Assumptions	2025	2024
	Unaudited
Discount rate	5.60%	5.28%
Expected rate of salary increase	3.00%	3.00%
Rate of turnover	2.80%	2.96%
Mortality rate	RV-2020	RV-2020
Inflation rate	3.13%	3.12%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is based on the bonds issued by the Central Bank of Chile with a maturity of 20 years. The RV-2020 mortality tables correspond to those established by the Commission for the Financial Market of Chile. The inflation rates are based on the yield curves of the long term nominal and inflation adjusted bonds based on BCU and BCPs issued by the Central Bank of Chile.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 b.p.	(6,572)	(5,267)
Change in the accrued liability an closing for decrease of 100 b.p.	7,525	6,010
Rate of wage growth
Change in the accrued liability an closing for increase in 100 b.p.	6,898	5,570
Change in the accrued liability an closing for decrease of 100 b.p.	(6,221)	(5,056)

(b)    Annual bonus provision :

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	186,698	183,153

(*)        Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)    CIP (Corporate Incentive Plan)

With the aim of incentivizing the retention of talent among the employees of LATAM Group companies and in response to the exit of the Chapter 11 Procedure, it was agreed to grant an extraordinary and exceptional incentive called Corporate Incentive Plan (hereinafter also "CIP"), which will be enforceable and paid subject to compliance with the terms, clauses and conditions approved at the Board meeting dated April 25, 2023. In summary, the CIP contemplates three categories oriented to three different groups or categories of employees, whether they are hired by the Company directly, or in other companies of the LATAM Group. These categories are as follows: Non-Executive Employees; Executives Not part of the Global Executive Meeting o “GEM”; and GEM Executives. Employees in each of these groups are only eligible for the CIP that corresponds to their respective category. The terms of each of these CIP categories were communicated to the respective employees between the months of January to December 2023.

Below are more background on each of the different categories of the CIP. Additionally, in Note 33 describes in more detail the main terms and conditions of the last two categories of the CIP (i.e., Non-GEM Executives; and GEM Executives):

i)    Non-Executive Employees: The first subprogram was aimed at non-executive employees who, while hired at one of the LATAM Group companies as of December 31, 2020, were still in their position as of April 30, 2023, which includes a fixed and guaranteed payment in cash on certain dates, depending on the country where the employee is hired.

This subprogram is available to those employees who were unable to qualify for one of the two     categories below, or who were able to do so, chose not to participate in them.

ii)    Executives Not part of the GEM: The second subprogram applies to senior executives not part of the GEM (Global Executive Meeting – Senior Managers, Managers, Assistant Managers). This program contemplates the creation of remuneration synthetic Units (hereinafter, simply "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A., and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that should be considered in accordance with CIP.

In this context, this program contemplates two different bonuses: (1) a withholding bonus, consisting of the amount in cash resulting from Units that are assigned to the respective employee, these Units being paid at 20% at month 15 and 80% at month 24, in each case, counted from the exit date of Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently a guaranteed payment for these employees; and (2) a bonus associated with the certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19 (b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is an eventual payment that is only made if these indicators are reached.

iii)     GEM Executives: The third subprogram applies to the Company´s GEM executives (Global Executive Meeting) (CEO and employees whose job description is "vice presidents" or "directors"). This program, in essence, contemplates the creation of remuneration synthetic Units that, by referential means, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that must be considered according to the CIP.

These Units are divided into:

(1) Units associated with the employee's permanence in one of the LATAM Group companies ("RSUs" – Retention Shares Units); and (2) Units associated with both the employee's permanence in one of the LATAM Group companies and the performance of LATAM Airlines Group S.A. ("PSUs" – Performance Shares Units). This performance is ultimately measured according to the share price of LATAM Airlines Group S.A. in the terms and conditions of the CIP.

Both the RSUs and the PSUs are consequently associated with the passage of time, becoming effective by partialities according to the calendar contemplated by the CIP. For the case of RSUs, having a vesting guaranteed by partialities as explained in more detail in Note 33. On the other hand, the PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. As explained in more detail in Note 33, PSUs constitute a contingent and non-guaranteed payment.

In addition, some GEM Executives will also be entitled to receive a fixed and guaranteed cash payment ("MPP" – Management Protection Plan) on certain dates according to the CIP. Those employees who are eligible for this MPP will also be eligible for a limited number of additional MSUs ("MPP Based RSUs").

During the first quarter of 2025, GEM executives contracts were amended incorporating an alternative modality for a portion of the PSUs assigned to the employee to become effective. More specifically, up to 50% of the PSUs assigned to the respective employee will be eligible to become effective to the extent that, on or before the 60th month from the date of exit from the Chapter 11 Procedure, the Return per Share, expressed as a percentage of the price per share at which the shares issued by virtue of the capital increase agreed upon at the Extraordinary Shareholders' Meeting of LATAM Airlines Group S.A. on July 5, 2022 (i.e., US$0.01083865799), exceeds certain thresholds. For these purposes, the concept of "Return per Share" considers the average price of stock market transactions in shares of LATAM Airlines Group S.A. within 60 business days prior to the determination date, plus any dividends and distributions that have been paid to shareholders with respect to their shares in LATAM Airlines Group S.A. after the exit from the Chapter 11 Procedure.

In all cases, the respective employees must have remained as such in one of the LATAM Group companies at the corresponding accrual date to qualify for these benefits.

For the three months ended September 30, 2025, the amount accrued related to this CIP was MUS$31.37 (MUS$51.47 at September 30, 2024), which is recorded in the "Administrative expenses" line of the Consolidated Statement of Income by Function. As of September 2025, the amount of this plan recorded in the consolidated statement of financial position is MUS$163.47.

(d)    Employment expenses are detailed below:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	1,098,339	1,001,039	383,963	339,651
Short-term employee benefits	166,033	165,320	57,190	54,543
Other personnel expenses	122,040	112,006	43,520	38,931
Total	1,386,412	1,278,365	484,673	433,125

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	411,309	433,447
Fleet (JOL)	40,000	40,000
Provision for vacations and bonuses	19,393	18,129
Other sundry liabilities	491	186
Total accounts payable, non-current	471,193	491,762

NOTE 24 - EQUITY

(a)    Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at September 30, 2025, amounts to ThUS$5,003,534 divided into 604,437,877,587 common stock of a same series (ThUS$5,003,534 divided into 604,437,877,587 shares as of December 31, 2024), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company as of September 30, 2025, corresponds to 604,441,789,335 shares. From the above it follows that 3,911,748 shares are pending subscription and payment, and said shares are intended exclusively to respond to the conversion of 42,398 Series H Convertible Bonds issued on the occasion of the exit from the reorganization procedure under Chapter 11. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

As of September 2, 2025, the Company’s Board of Directors convened an Extraordinary Shareholders’ Meeting for October 17, 2025, for the purpose of submitting to a shareholders’ vote the early cancellation of 30,221,893,878 treasury shares acquired by the Company under the share repurchase programs approved at the Extraordinary Shareholders’ Meetings held on March 17, 2025 and June 26, 2025, as well as approving the corresponding decrease in the Company’s share capital. At said Shareholders’ Meeting, the early cancellation of the aforementioned 30,221,893,878 treasury shares—representing subscribed and paid-in capital of US$585,424,212—was approved, thereby reducing the Company’s share capital by such amount. Accordingly, the share capital was reduced from US$5,003,576,326.78, divided into 604,441,789,335 shares of a single series without par value, to US$4,418,152,114.78, divided into 574,219,895,457 shares of a single series without par value. Of this amount, US$4,418,109,716.78, represented by 574,215,983,709 shares, is fully subscribed and paid; and the remaining balance of US$42,398, represented by 3,911,748 shares, is reserved exclusively to satisfy the conversion of 42,398 Series H Convertible Bonds issued in connection with the emergence from the Chapter 11 reorganization process.

(b)     Movement of authorized shares

The following table shows, as of September 30, 2025 and as of December 31, 2024, the movement of the authorized shares, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	As of September 30, 2025 (Unaudited)				As of December 31, 2024
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option (*)	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used
Opening Balance	604,441,789,335	604,437,877,587	3,911,748	—	604,441,789,335	604,437,877,587	3,911,748	—
Convertible Notes H	—	—	—	—	—	—	—	—
Reduction of full right	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—
Closing Balance	604,441,789,335	604,437,877,587	3,911,748	—	604,441,789,335	604,437,877,587	3,911,748	—

(*) see note 24 letter d)

(c)     Share capital

The following table shows the movement of share capital:

Paid- in Capital
ThUS$
Initial balance as of January 1, 2024	5,003,534
There were no movements during the year	—
Ending balance as of December 31, 2024	5,003,534
Initial balance as of January 1, 2025	5,003,534
There were no movements during the year	—
Ending balance as of September 30, 2025 (Unaudited)	5,003,534
(d)     Treasury stock (*)
As of September 30, 2025, out of the total subscribed and paid-in shares, the company has acquired 30,221,893,878 shares, in accordance with the shares repurchase programs approved at the Extraordinary Shareholders’ Meeting held on March 17, 2025 and June 26, 2025 for an amount of ThUS$585,424 including the expenses incurred and paid associated with the share repurchased for an amount of ThUS$587 (see note 24, letter (g), number (5)).

(*) See Note 36 regarding subsequent events

(e)     Other equity- Value of conversion right - Convertible Notes

(e.1)     Notes subscription
The Convertible Notes were issued to be place in exchange for a cash contribution, in exchange for settlement of Chapter 11 Proceeding or a combination of both. Convertible Notes issued in exchange for cash were valued at fair value (the cash received). Notes issued in exchange for settlement of Chapter 11 claims were valued considering the discount that each group of liabilities settled on at the emergence date. The table below shows the 3 Convertible Notes at their nominal values, the adjustment, if any, to arrive at their fair values and the amount of transaction costs. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. The equity portion is recognized under Other equity at the time the Convertible Notes are issued.
During the period ended September 30, 2025, and for the year ended December 31, 2024, there was no subscription of convertible bonds.

(e.2)     Conversion of notes into shares

Until as of December 31, 2023, the following notes have been converted into shares:

Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	100.000%	99.997%	100.000%
Conversion option of convertible notes exercised	1,133,397	1,372,798	6,863,427	9,369,622
Total Converted Notes	1,133,397	1,372,798	6,863,427	9,369,622

As of September 30, 2025, and as of December 31, 2024, no bonds have been converted into shares.

The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. As of September 30, 2025, the portion not converted into equity corresponds to ThUS$39.

(e.3)     The Convertible Notes
The contractual conditions of the G, H and I Convertible Notes consider the delivery of a fixed number of shares of LATAM Airlines Group S.A. at the time of settlement of the conversion option of each of them. The foregoing determined the classification of convertible notes as equity instruments, with the exception of Bond H, which considers, in addition to the delivery of a fixed number of shares, the payment of 1% annual interest with certain conditions for its payment and its accrual from 60 days after the exit Date. The payment of this interest gives rise to the recognition of a liability component for the class H convertible notes.
At the date of issue, the fair value of the liability component in the amount of ThUS$102,031 was estimated using the prevailing market interest rate for similar non-convertible instruments.
Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.

(f)     Reserve of share- based payments

Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Closing balance
	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2024 (Unaudited)	37,235	—	37,235
From October 1 to December 31, 2024 (Unaudited)	37,235	—	37,235
From January 1 to September 30, 2025 (Unaudited)	37,235	—	37,235
These reserves are related to share based payment plans that expired during the first quarter of 2023. No equity instruments were issued and no amounts were paid associated with these plans.

(g)     Other sundry reserves
Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Other sundry reserves	Others increases (Decreases)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2024 (Unaudited)	(1,170,016)	—	—	510	(1,169,506)
From October 1 to December 31, 2024 (Unaudited)	(1,169,506)	—	—	—	(1,169,506)
From January 1 to September 30, 2025 (Unaudited)	(1,169,506)	—	—	(19,505)	(1,189,011)

Balance of Other sundry reserves comprise the following:

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,666,202	2,666,202
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(211,582)	(211,582)
Adjustment to the fair value of the New Convertible Notes (4)	(3,624,871)	(3,624,871)
Share buyback program OFB june 2025(5ii)	(15,603)	—
Share buyback program OFB march 2025(5i)	(3,902)	—
Others	(1,875)	(1,875)
Total	(1,189,011)	(1,169,506)

(1)    Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)     Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.
(3)     The balance corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional S.A. for (ThUS$3,480) and (ThUS$20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for (ThUS$885), the acquisition of Inversiones Lan S.A. of the minority participation in Aerovías de Integración Regional S.A. for an amount of (ThUS$2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS$(21,526) through Holdco Ecuador S.A. The loss due to the acquisition of the minority interest of Multiplus S.A. for (ThUS$184,135), and the acquisition of a minority interest in LATAM Airlines Perú S.A. through LATAM Airlines Group S.A for an amount of (ThUS$3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of (ThUS$3,383). The movements during 2023 was the following: acquisition of the non-controlling interest of Aerovías de Integración Regional S.A. for an amount of (ThUS$23) and amendment of articles in the legal statutes of association related to premiums for the issuance of shares in the subsidiaries Aerovías de Integración Regional S.A. for a total amount of ThUS$5.097.

(4)     The adjustment to the fair value of the Convertible Notes delivered in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable for ThUS$2,564,707, gain on the haircut for the financial liabilities for ThUS$420,436,and gain on the haircut of lease liabilities which is booked against the right of use asset for ThUS$639,728 as of September 30, 2025 and December 31, 2024.

(5)    Share Repurchase Programs

5i) Firm Block Offer (FBO) March 2025

    At the Extraordinary Shareholders' Meeting held on March 17, 2025 (the "Meeting"), it was approved a program for the acquisition of shares issued by the Company was approved, in accordance with Articles 27 A to 27 C and other relevant articles of the Corporations Act (the “Share Repurchase Program”, “Buyback” or the “First Program”) for a duration of 18 months from the date of the Meeting for up to 1.6% of the outstanding shares, which corresponds to 9,671,006,041 shares as of this date. According to the terms in which it was approved, the objective of the First Program is distributing proceeds to shareholders and investing in shares issued by the Company. At the Meeting, the Board of Directors has been delegated the authority to set the minimum and maximum purchase price for shares under the First Program, remaining fully empowered to modify this determination as often as it deems necessary, in its sole discretion. The Meeting also approved to authorize the Board of Directors, in accordance with Article 27 B of the Corporations Law, to carry out the acquisition of shares subject to the First Program on stock exchanges through systems that allow for pro rata acquisition of the shares. If the established percentage is not reached, the remaining balance may be purchased directly in “rueda”. Additionally, the Board of Directors has been delegated the authority to always acquire shares directly in the market for an amount representing up to 1% of the Company's share capital within any 12-month period, without the need to apply the pro rata procedure, under the terms provided for in the aforementioned Article 27 B.

In a Board of Directors meeting held on March 2    8, 2025, the Company's Board of Directors approved the launch of the First Program approved at the aforementioned Meeting, in accordance with the delegation granted to the Board of Directors at that Meeting and the applicable regulations. Specifically, on this date, the Board of Directors agreed to:

a) Initiate the First Program through the pro rata mechanism of an FBO (“Oferta Firme en Bloque” or “FBO”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”) for up to 1.6% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 9,671,006,041 shares), at a price per share of CLP$15.02 (fifteen point zero two pesos, legal currency in Chile), equivalent to March 28, 2025 to US$0.016120204 (zero point zero one six one two zero two zero four U.S. dollars), according to the "observed" exchange rate as of this date, for a period of 30 days.

b) Determine that the OFB be registered in the Exchange's systems on March 28, 2025, with effective as of April 1, 2025. The OFB had an initial period of 30 days, from April 1, 2025, to April 30, 2025.

c) Engage J.P. Morgan Corredores de Bolsa SpA and Banchile Corredores de Bolsa S.A. to implement the OFB.

Additionally, in the same meeting, it is agreed that ADR holders who desire to sell shares under the First Program must first cancel their respective ADRs and convert them into shares of the Company under the terms outlined in our deposit agreement with JPMorgan Chase Bank, N.A. To do so, they must contact the depositary.

As of March 31, 2025, following approval by the Company's Board of Directors to initiate the program to acquire its own-issued shares through pro rata mechanism the "Oferta Firme en bloque" (OFB) indicated in the preceding paragraphs, the Company recognized the payment obligation of ThUS$155,899.

On April 30, 2025 the OFB was declared fully successful, receiving acceptances that far exceeded the shares offered for purchase under the First Program. As a result, the Company was required to apply a pro-rata allocation to the shareholders who accepted the OFB. Consequently, the OFB was definitively settled on May 2, 2025, and the shareholders who accepted the OFB were unable to sell, under the First Program, all the shares they intended to. As a result of the execution of the First Program, the Company ultimately acquired all 9,961,006,041 shares covered by the Program.

On May 2, 2025, the settlement of the purchase of 1.6% of the subscribed and paid shares (9,671,006,041 shares) was carried out for a total amount of US$151,997 thousand (see Note 24 (d)). In other reserves was maitained an amount of ThUS$3,902. This amount arises from the exchange rate difference between, on the one hand, the date of recognition of the payment obligation as of March 31, 2025, as previously indicated, and on the other hand, the settlement date of the OFB on May 2, 2025. This is because the share price was set and paid in Chilean pesos.

5ii) Firm Block Offer (OFB) June 2025

At the Extraordinary Shareholders' Meeting held on June 26, 2025 (the "Meeting"), it was approved a new program for the acquisition of shares issued by the Company was approved, in accordance with Articles 27 A to 27 C and other relevant articles of the Corporations Act (the “Share Repurchase Program”, “Buyback” or the “New Program”) for a duration of 18 months from the date of the Meeting for up to 3.4% of the outstanding shares, which corresponds to 20,550,887,837 shares as of this date. According to the terms in which it was approved, the objective is distributing proceeds to shareholders and investing in shares issued by the Company. At the Meeting, the Board of Directors has been delegated the authority to set the minimum and maximum purchase price for shares under the New Program, remaining fully empowered to modify this determination as often as it deems necessary, in its sole discretion. The Meeting also approved to authorize the Board of Directors, in accordance with Article 27 B of the Corporations Law, to carry out the acquisition of shares subject to the New Program on stock exchanges through systems that allow for pro rata acquisition of the shares. If the established percentage is not reached, the remaining balance may be purchased directly in “rueda”. Additionally, the Board of Directors has been delegated the authority to always acquire shares directly in the market for an amount representing up to 1% of the Company's share capital within any 12-month period, without the need to apply the pro rata procedure, under the terms provided for in the aforementioned Article 27 B.

In a Board of Directors meeting held on June 27, 2025, the Company's Board approved the launch of the New Program approved at the aforementioned Meeting, in accordance with the delegation granted to the Board of Directors at that Meeting and the applicable regulations. Specifically, on this date, the Board of Directors agreed to:

a) Initiate the New Program through the pro rata mechanism of an OFB (“Oferta Firme en Bloque” or “OFB”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”) for up to 2.4% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 14,506,509,062 shares), at a price per share of CLP$19.00 (nineteen point zero pesos, legal currency in Chile), equivalent to June 27, 2025 to US$0.020415400 (zero point zero two zero four one five four zero zero U.S. dollars), according to the "observed" exchange rate as of this date, for a period of 30 days. The terms and conditions of the OFB may be modified as permitted by current regulations. Any changes will be duly reported through a new Material Fact and will be recorded with the Exchange in accordance with the exchange regulations.

b) Determine that the OFB be registered in the Exchange's systems on June 27, 2025, with effective as of July 1, 2025. The OFB will have an initial period of 30 days, from July 1, 2025, to July 30, 2025.

c) Engage Banchile Corredores de Bolsa S.A. and Larrain Vial S.A. Corredora de Bolsa to implement the OFB.

Additionally, in the same meeting, it is agreed that ADR holders who desire to sell shares under the New Program must first cancel their respective ADRs and convert them into shares of the Company under the terms outlined in our deposit agreement with JPMorgan Chase Bank, N.A. To do so, they must contact the depositary.

As of June 30, 2025, following approval by the Company's Board of Directors to initiate the program to acquire its own-issued shares through pro rata mechanism the "Oferta Firme en bloque" (OFB) indicated in the preceding paragraphs, the Company recognized the payment obligation of ThUS$ US$296,156.

In a Board of Directors meeting held on July 29, 2025, the Company approved increasing the price of the OFB to CLP 20.6 (twenty point six pesos, legal currency in Chile) per share.

In a Board of Directors meeting held on July 30, 2025, the Company approved increasing the maximum percentage of shares to be acquired under the OFB so that up to 3.4% of the subscribed and paid-in shares into which its share capital is divided may be purchased thereunder (i.e., up to 20,550,887,837 shares), the percentage corresponding to the New Program’s maximum limit.

On July 30, 2025, the OFB was declared fully successful, having received acceptances that far exceeded the number of shares offered to be purchased under the New Program, which in turn required the Company to apply a pro rata allocation to the shareholders who accepted the OFB. Accordingly, the OFB was ultimately settled on July 31, 2025, and the shareholders who accepted the OFB were not able to sell under the New Program all the shares they intended to. As a result of the execution of the New Program, the Company ultimately acquired the entirety of the 20,550,887,837 shares targeted thereunder.

On July 31, 2025, the settlement was effected of the purchase of 3.4% of the subscribed and paid-in shares (20,550,887,837 shares) was carried out for a total amount of US$432,840 thousand (see Note 24(d)). In other reserves was maintained an amount of ThUS$15,603.
This amount arises from the exchange rate difference between, on the one hand, the date of recognition of the payment obligation as of June 30, 2025, and on the other hand, the settlement date of the OFB as of July 31, 2025.

This foreign exchange difference was affected by the following events that occurred between those dates: the increase in the OFB price on July 29, 2025, and the modification maximum percentage of shares to be acquired, allowing the purchase of up to 3.4% of the share capital on July 30, 2025. This is because the share price was set and paid in Chilean pesos.

(h)     Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2024	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)
Change in fair value of hedging instrument recognized in OCI	—	2,659	(25,297)	—	(22,638)
Reclassified from OCI to profit or loss	—	(37,486)	21,766	—	(15,720)
Reclassified from OCI to the value of the hedged asset	—	4,016	3,081	—	7,097
Actuarial reserves by employee benefit plans	—	—	—	(24,127)	(24,127)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	1,014	1,014
Translation difference subsidiaries	(165,159)	(355)	33	—	(165,481)
Closing balance as of September 30, 2024 (Unaudited)	(3,995,770)	(69,844)	32,530	(71,672)	(4,104,756)

Opening balance as of October 1, 2024 (Unaudited)	(3,995,770)	(69,844)	32,530	(71,672)	(4,104,756)
Change in fair value of hedging instrument recognized in OCI	—	12,817	(9,575)	—	3,242
Reclassified from OCI to profit or loss	—	(3,412)	919	—	(2,493)
Reclassified from OCI to the value of the hedged asset	—	7,983	11,499	—	19,482
Actuarial reserves by employee benefit plans	—	—	—	2,364	2,364
Deferred tax actuarial IAS by employee benefit plans	—	—	—	(106)	(106)
Translation difference subsidiaries	(213,890)	(440)	271	—	(214,059)
Closing balance as of December 31, 2024	(4,209,660)	(52,896)	35,644	(69,414)	(4,296,326)

Opening balance as of January 1, 2025	(4,209,660)	(52,896)	35,644	(69,414)	(4,296,326)
Change in fair value of hedging instrument recognized in OCI	—	33,423	(50,712)	—	(17,289)
Reclassified from OCI to profit or loss	—	698	36,293	—	36,991
Reclassified from OCI to the value of the hedged asset	—	(2,204)	—	—	(2,204)
Actuarial reserves by employee benefit plans	—	—	—	(11,592)	(11,592)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	425	425
Translation difference subsidiaries	295,106	136	(107)	—	295,135
Closing balance as of September 30, 2025 (Unaudited)	(3,914,554)	(20,843)	21,118	(80,581)	(3,994,860)

(h.1)    Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent company), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(h.2)     Cash flow hedging reserve
These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results or assets recognized.

(h.3)    Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the present value obligation for defined benefit plans due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events that have occurred.

(h.4)    Gains (Losses) on change on value of time value of options

These are originated from changes in the time value of money, which represents the difference between the option’s fair value and its intrinsic value.

(i)     Retained earnings/(losses)
Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends (*)	Others increase (decreases)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2024 (Unaudited)	464,411	705,033	(211,510)	—	957,934
From October 1 to December 31, 2024 (Unaudited)	957,934	271,939	(81,582)	—	1,148,291
From January 1 to September 30, 2025 (Unaudited)	1,148,291	975,695	(292,709)	—	1,831,277
(*) It corresponds to mandatory minimum dividend provision charged to equity related to the net income for the year 2024 and for the period ended Sep 30, 2025 (See letter j) under this same Note.

(j)      Dividends per share

Description of dividend	Minimum mandatory dividend 2025		Minimum mandatory dividend 2024
Amount of the dividend (ThUS$)	292,709	(*)	293,092	(**)
Number of shares among which the dividend is distributed	574,215,983,709		604,437,877,587
Dividend per share (US$)	0.000510		0.000485
(*) It corresponds to mandatory minimum dividend provision charged to equity related to the net income for the year 2025. The minimum dividend proposal for the 2025 financial year it must be approved by the Board of Directors when appropriate in accordance with the applicable regulations.
(**) In the Ordinary Shareholders' Meeting held on March 24, 2025, it was agreed to distribute a final dividend proposed by the Board of Directors in the Ordinary Session of March 14, 2025, amounting to ThUS$293,092, which corresponds to 30% of the net income for the year 2024. The payment was made on April 22, 2025.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Passengers	9,161,653	8,365,830	3,394,451	2,864,715
Cargo	1,228,727	1,129,871	404,496	380,507
Total	10,390,380	9,495,701	3,798,947	3,245,222

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)Costs and operating expenses
The main operating costs and administrative expenses are detailed below:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft fuel	(2,836,326)	(3,039,985)	(975,560)	(1,023,159)
Other rentals and landing fees	(1,227,058)	(1,107,087)	(435,598)	(315,905)
Aircraft maintenance	(598,139)	(582,399)	(234,153)	(228,257)
Aircraft rental (*)	—	(3,204)	—	(960)
Commissions	(179,446)	(176,600)	(68,891)	(60,818)
Passenger services	(270,728)	(237,312)	(100,743)	(83,013)
Other operating expenses	(1,117,357)	(1,026,276)	(413,654)	(330,213)
Total	(6,229,054)	(6,172,863)	(2,228,599)	(2,042,325)

(*) Aircraft Lease Contracts include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line included in b) below) and interest from the lease liability (included in Lease Liabilities letter c) below).

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Payments for leases of low-value assets	(16,884)	(18,446)	(5,423)	(5,564)
Total	(16,884)	(18,446)	(5,423)	(5,564)

(b)Depreciation and amortization
Depreciation and amortization are detailed below:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Depreciation (*)	(1,199,655)	(992,203)	(428,058)	(348,639)
Amortization	(68,375)	(52,833)	(23,818)	(18,787)
Total	(1,268,030)	(1,045,036)	(451,876)	(367,426)

(*) Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for the year ended September 30, 2025 is ThUS$564,858 (ThUS$486,349 for the same year in 2024).

(c)Financial costs

The detail of financial costs is as follows:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Bank loan interests	(202,077)	(298,737)	(78,815)	(101,447)
Financial leases	(31,831)	(38,195)	(10,979)	(12,302)
Lease liabilities	(233,560)	(227,248)	(77,338)	(77,744)
Other financial expenses	(96,496)	(11,382)	(89,783)	(3,238)
Total	(563,964)	(575,562)	(256,915)	(194,731)

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 27 - OTHER INCOME, BY FUNCTION
Other income, by function is as follows:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Tours	59,924	45,552	22,569	16,063
Customs and warehousing	35,910	25,680	12,277	10,379
Income from non-airlines products LATAM Pass	17,639	26,631	6,188	6,729
Other miscellaneous income	42,089	44,968	16,318	8,889
Total	155,562	142,831	57,352	42,060

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, LATAM has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates. For each entity and all other currencies are defined as a foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that are part of the LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of September 30,	As of December 31,	As of December 31,
	2025	2024	2023
	Unaudited
Argentine peso	1,341.00	1,030.50	807.98
Brazilian real	5.32	6.18	4.85
Chilean peso	962.40	996.46	877.12
Colombian peso	3,920.65	4,403.50	3,872.49
Euro	0.85	0.96	0.90
Australian dollar	1.51	1.61	1.46
Boliviano	6.86	6.86	6.86
Mexican peso	18.31	20.54	16.91
New Zealand dollar	1.72	1.77	1.58
Peruvian Sol	3.47	3.80	3.70
Paraguayan Guarani	6,930.0	7,815.0	7,270.60
Uruguayan peso	39.82	43.80	38.81

Foreign currency
The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

Current assets	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	673,837	630,133
Argentine peso	3,709	4,184
Brazilian real	18,760	4,529
Chilean peso	21,180	17,440
Colombian peso	31,139	12,156
Euro	18,773	15,721
U.S. dollar	508,011	532,670
Other currency	72,265	43,433

Current assets	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Other financial assets, current	8,133	7,768
Chilean peso	2,093	2,130
U.S. dollar	5,412	5,086
Other currency	628	552

Other non - financial assets, current	78,171	58,675
Chilean peso	59,847	29,968
Euro	3,113	4,105
U.S. dollar	3,926	2,542
Peruvian sun	8,199	7,845
Other currency	3,086	14,215

Trade and other accounts receivable, current	202,135	214,599
Argentine peso	7,669	8,729
Brazilian real	4,213	198
Chilean peso	74,740	64,915
Colombian peso	1,990	1,562
Euro	80,701	96,438
U.S. dollar	6,543	7,503
Other currency	26,279	35,254

Accounts receivable from related entities, current	8	24
Chilean peso	8	24

Tax current assets	26,092	13,121
Chilean peso	2,463	2,035
Colombian peso	11,059	7,020
Peruvian sun	9,919	1,909
Other currency	2,651	2,157

Total current assets	988,376	916,475
Argentine peso	11,378	12,913
Brazilian real	22,973	4,727
Chilean peso	160,331	116,512
Colombian peso	44,188	20,738
Euro	102,587	116,264
U.S. Dollar	523,892	547,801
Other currency	123,027	97,520

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Non-current assets

Other financial assets, non-current	15,232	13,627
Brazilian real	3,506	2,989
Chilean peso	910	876
Euro	5,313	4,579
U.S. dollar	2,293	2,315
Other currency	3,210	2,868

Other non - financial assets, non-current	10,939	5,127
Brazilian real	6,946	5,058
Other currency	3,993	69

Accounts receivable, non-current	4,902	4,126
Chilean peso	4,902	4,126

Deferred tax assets	57	5,147
Colombian peso	—	5,112
U.S. dollar	14	—
Other currency	43	35

Total non-current assets	31,130	28,027
Brazilian real	10,452	8,047
Chilean peso	5,812	5,002
Colombian peso	—	5,112
Euro	5,313	4,579
U.S. dollar	2,307	2,315
Other currency	7,246	2,972

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Current liabilities

Other financial liabilities, current	17,762	30,413	2,441	872
Chilean peso	3,300	1,621	2,342	747
Euro	12,083	26,191	10	6
U.S. dollar	2,152	2,131	—	—
Other currency	227	470	89	119

Trade and other accounts payables, current	885,406	817,925	7,081	8,639
Argentine peso	3,704	5,203	140	133
Brazilian real	5,792	13,237	406	765
Chilean peso	172,680	175,057	1,440	1,556
Euro	56,551	48,804	7	7
U.S. dollar	568,709	513,970	1,239	1,773
Peruvian sol	58,318	45,244	3,726	4,301
Mexican peso	578	1,890	—	—
Pound sterling	8,828	4,811	41	18
Uruguayan peso	832	1,253	5	5
Other currency	9,414	8,456	77	81

Accounts payable to related entities, current	3,869	7,520	—	—
U.S. dollar	3,869	7,520	—	—

Other provisions, current	—	10	5,223	14,161
Chilean peso	—	—	4	4
Other currency	—	10	5,219	14,157
Current liabilities

Other non-financial liabilities, current	10,063	11,031	4,034	5,330
Argentine peso	935	1,286	90	478
Chilean peso	5,894	3,916	2,608	2,688
Colombian peso	1,199	1,122	790	1,187
U.S. dollar	268	3,185	—	758
Other currency	1,767	1,522	546	219

Total current liabilities	917,100	866,899	18,779	29,002
Argentine peso	4,639	6,489	230	611
Brazilian real	5,792	13,237	406	765
Chilean peso	181,874	180,594	6,394	4,995
Colombian peso	1,199	1,122	790	1,187
Euro	68,634	74,995	17	13
U.S. dollar	574,998	526,806	1,239	2,531
Other currency	79,964	63,656	9,703	18,900

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Non-current liabilities
Other financial liabilities, non-current	109,659	90,248	7,222	2,791	157,748	167,538
Chilean peso	37,769	33,318	7,202	2,749	156,649	166,495
Euro	59,883	43,861	20	42	1,099	1,043
U.S. dollar	10,644	12,217	—	—	—	—
Other currency	1,363	852	—	—	—	—

Accounts payable, non-current	20,541	22,407	—	—	—	—
Chilean peso	17,368	16,477	—	—	—	—
U.S. dollar	1,266	4,397	—	—	—	—
Other currency	1,907	1,533	—	—	—	—

Other provisions, non-current	66,764	44,993	—	—	—	—
Argentine peso	2,452	2,685	—	—	—	—
Brazilian real	58,410	37,227	—	—	—	—
Chilean peso	2,628	1,996	—	—	—	—
Colombian peso	139	330	—	—	—	—
Euro	2,997	2,653	—	—	—	—
U.S. dollar	138	102	—	—	—	—

Provisions for employees benefits, non-current	101,866	89,950	—	—	—	—
Chilean peso	96,177	82,804	—	—	—	—
U.S. dollar	5,689	7,146	—	—	—	—

Total non-current liabilities	298,830	247,598	7,222	2,791	157,748	167,538
Argentine peso	2,452	2,685	—	—	—	—
Brazilian real	58,410	37,227	—	—	—	—
Chilean peso	153,942	134,595	7,202	2,749	156,649	166,495
Colombian peso	139	330	—	—	—	—
Euro	62,880	46,514	20	42	1,099	1,043
U.S. dollar	17,737	23,862	—	—	—	—
Other currency	3,270	2,385	—	—	—	—

	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
General summary of foreign currency:

Total assets	1,019,506	944,502
Argentine peso	11,378	12,913
Brazilian real	33,425	12,774
Chilean peso	166,143	121,514
Colombian peso	44,188	25,850
Euro	107,900	120,843
U.S. dollar	526,199	550,116
Other currency	130,273	100,492

Total liabilities	1,399,679	1,313,828
Argentine peso	7,321	9,785
Brazilian real	64,608	51,229
Chilean peso	506,061	489,428
Colombian peso	2,128	2,639
Euro	132,650	122,607
U.S. dollar	593,974	553,199
Other currency	92,937	84,941

Net position
Argentine peso	4,057	3,128
Brazilian real	(31,183)	(38,455)
Chilean peso	(339,918)	(367,914)
Colombian peso	42,060	23,211
Euro	(24,750)	(1,764)
U.S. dollar	(67,775)	(3,083)
Other currency	37,336	15,551

NOTE 29 – EARNINGS PER SHARE

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2025	2024	2025	2024
	Unaudited
Basic earnings per share

Income attributable to owners of the parent company (ThUS$)	975,695	705,033	378,838	301,208
Weighted average number of shares, basic (*)	594,386,053,543	604,437,877,587	580,917,360,178	604,437,877,587
Basic earnings per share (US$)	0.001642	0.001166	0.000652	0.000498

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2025	2024	2025	2024
	Unaudited
Diluted earnings per share
Income attributable to owners of the parent company (ThUS$)	975,695	705,033	378,838	301,208
Weighted average number of shares, diluted (**)	594,389,965,291	604,441,789,335	580,921,271,926	604,441,789,335
Diluted earnings per share (US$)	0.001642	0.001166	0.000652	0.000498
(*)    For the 9 months period ended September 30, 2025, the number of weighted average basic shares considers 594,386,053,543 shares outstanding from January 1, 2025 to September 30, 2025. For the 9 months period ended September 30, 2024, the number of weighted average basic shares considers 604.437.877.587 outstanding shares from January 1, 2024 to September 30, 2024.

(**)    For the 9 months period ended September 30, 2025, the number of weighted average diluted shares considers 594,386,053,543 shares outstanding and 3,911,748 shares outstanding from January 1, 2025 until September 30, 2025, assuming the full conversion of the Convertibles Notes that were issued on the date of exit from Chapter 11. For the 9 months period ended September 30, 2024, the number of weighted average diluted shares considers 604,437,877,587 shares from January 1, 2024 to September 30, 2024, and 3,911,748 shares outstanding from January 1 to September 30, 2024, assuming the full conversion of the convertible bonds that were issued on the date of exit from Chapter 11.

NOTE 30 – CONTINGENCIES
I.    Lawsuits

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	Comisión Europea	—	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.
On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.
On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).
On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$9,670 (€8.220.000 Euros)
This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals €776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling €8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine.  On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from ThUS$9,670 (€8,220,000 Euros) to ThUS$2,633 (€2,240,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. Finally, the European Commission replied to our defense in January 2023. On February 13, 2023, LAN Cargo, S.A. and LATAM requested the European Court to hold an oral hearing to ensure the Court's full understanding of some points of the discussion. The European Court held a hearing on April 10, 2024. We are currently awaiting a decision. On September 5, 2024, the Advocate General of the European Court of Justice issued a non-binding opinion affirming that the European Court should dismiss all the appeals of the airlines and maintain the fines imposed. The European Court usually follows the majority of the Advocate General’s recommendations, so it is highly likely that the final decision will confirm the fines, in our case, 2,240,000 euros.
2,633

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A.	In the Ovre Romerike Disrtict Court (Norway) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands)	—	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but is only ongoing in Norway.	Only the Norway claim is currently pending. In the Netherlands all airlines involved in this case have been forced to withdraw their claims against LATAM and LAN Cargo after their prior claim was revoked by the New York Court during the Chapter 11 proceedings. So, Lufthansa, Lufthansa Cargo, British Airways, Air France, KLM, Martinair, Singapore and, recently, Thai Airways have withdrawn their claim that therefore closed these cases. The claim pending in Norway is now in the evidentiary stage. The Norway case has been inactive since January 2014 (awaiting a final decision by the European Commission), except that the withdrawal of the KLM claim was reported and that out-of-court negotiations are currently under way to withdraw all claims.	—
Aerolinhas Brasileiras S.A.	Justicia Federal.	0008285-53.2015.403.6105	An action seeking to quash a decision and petitioning for early protection in order to obtain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. In December 2018, the Justice Federal ruled negatively against ABSA, indicating that it will not apply a additional reduction to the fine imposed. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019.	11,007

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Aerolinhas Brasileiras S.A.	Justicia Federal.	0001872-58.2014.4.03.6105	A lawsuit filed by ABSA with a motion for preliminary injunction, was filed on February 28, 2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006-43.	The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company's request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: ThUS$3.855 – R$ 20.509.511,99- probable y ThUS$8.670 – R$ 46.127.430,86- posible). We must await a decision on the Treasury appeal.	12,525
Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2a Região.	2001.51.01.012530-0 (linked to this process Pas 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action filed by TAM Linhas Aéreas for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals ThUS$106.256 (R$565.283.766,38). The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. In January 2024, the Company received an unfavorable ruling and filed an appeal with the court in February 2024. No amount additional to the deposit that has already been made is required if this case is lost. A ruling is currently pending on the company’s appeal.	83,388
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.725950/2011-05	A claim filed by the tax authorities questioning the offsetting of credits from the Social Integration Program (PIS in Portuguese) and Social Security Financing Contribution (COFINS in Portuguese) declared in the Offsetting Declarations (DCOMPs in Portuguese).	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. On 10/07/2016, an agreement was published that generates an additional procedural stage in which the parties can present evidence and clarify certain positions. The company has received the results of this procedural process and submitted a statement. In August 2024, a decision was rendered in the Remedy of Appeal adverse to LATAM Airlines Brazil. In August 2025, the company received notification of the decision on these remedies and filed its defense on August 11, 2025. The company is currently awaiting the Court’s decision.	36,332

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	10 ª Vara das Execuções Fiscais Federais de São Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. In April 2025, a first-instance ruling was issued against LATAM Airlines Brasil. The Company filed an appeal on April 9, 2025.	33,967
TAM Linhas Aéreas S.A.	Secretaría de Receita Federal	5002912.29.2019.4.03.6100	A lawsuit filed by TAM disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark.	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury filed an appeal. Today, we await the final decision.	10,158
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import.	There is no predictable decision date because it depends on the court of the government agency. On June 29, 2023, the company decided to propose a composition to the National Treasurer on payment of the debt, but with the legal deductions stipulated in Law 246/2022. the debt is paid. We are awaiting a response from the authority.	15,709
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018, which was partially in favor of the company. We filed an appeal which triggered an additional procedural stage in which the parties can present evidence and clarify certain positions. We are awaiting the outcome of this procedural step.	31,280

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	In 2001, the Company filed a court claim and in 2009, an initial decision was rendered partially in favor of the Company. In 2016, the Court dismissed the appeal by the plaintiffs. We filed new appeals before the STJ (Superior Court of Justice of Brazil) and STF (Supreme Federal Court of Brazil). Those appeals (special and extraordinary) were denied, so we filed another appeal, called Internal Appeal, on which a decision is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	—
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	19515-720.823/2018-11	An administrative claim against TAM to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court of first instance dismissed the Company’s defense in August 2019. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) on September 17, 2019. The appeal filed by the company was denied on August 14, 2025. It filed an Appeal on September 18, 2025 and is currently awaiting a decision.	128,193
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	22,457
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	16,613

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	21,716
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2012, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,062
LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Juzgado de 1° Instancia en lo Civil y Comercial Federal N° 11 de la ciudad de Buenos Aires	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After 2 years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The plaintiff requested on several occasions the opening of the trial, which was rejected by the Court due to the lack of notification of previous resolutions. The interim ruling on receiving evidence was rendered April 29, 2025 but evidence has not yet been presented. The plaintiff’s brief was answered on July 18, 2025 to oppose broadening the subject of the litigation proposed by the plaintiff, which intended to include a rate not in effect at the time the claim was filed. We are awaiting the court’s decision on that filing.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	16,056
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,742
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.(proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,472
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.727719/2019-71	The Federal Tax Service issued a notice of violation in applying for collection of the PIS/COFINS tax for 2014 (proportionality of the PIS and COFINS credits).	We presented our administrative defense on January 11, 2020. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A decision was rendered in October 2024 that was partially in favor of the Company. The Public Prosecutor filed a special appeal on which a decision is pending.	44,347

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,691
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,605
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,150
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,876

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,081
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	15,070
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,600
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,946

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	Receita Federal do Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	TAM presented an administrative defense but the decision was unfavorable. The Company filed a voluntary appeal and in March 2025, the appeals court opened an additional procedural stage in which the parties can present evidence and clarify certain positions. Is pending the procedural process	35,592
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978948/2019-86	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A decision was rendered in May 2025 that was partially in favor of the Company. The Public Prosecutor filed a special appeal. The decision is pending.	19,476
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978946/2019-97	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision.The Company filed an appeal with the appellate administrative court (CARF). A decision was rendered in September 2024 that was partially in favor of the Company. The Public Prosecutor filed a special appeal.	11,778
TAM Linhas Aereas S.A.	Receita Federal do Brasil	10880.978944/2019-06	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision. A decision is pending. The Company filed an appeal with the appellate administrative court (CARF). A decision was rendered in October 2024 that was partially in favor of the Company. The Company presented its defense on August 11, 2025 and a decision is currently pending.	12,470

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM's request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file was sent to the first instance to continue processing. On November 24, 2023, the Court dismissed LATAM’S motion for reversal against the ruling that declared the action filed by CONADECUS admissible. Accordingly, on December 4, 2023, LATAM filed the statement of defense. A reconciliation hearing was held on March 27, 2024, but no agreement was reached. An interim decision on evidence was rendered on May 14, 2024, and on June 18th, the reconsideration of that resolution was denied, which began the evidentiary period. The parties were convened to hear a decision on May 27, 2025. The amount at the moment is undetermined.	—
TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	Notice of a violation prepared for the COFINS request regarding taxable events presumably occurring between 2016 and 2017.	TAM filed its administrative defense with an unfavorable decision. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A partial decision on the appeal by LATAM Airlines Brazil was rendered on August 21, 2024. We need to wait for service of the decision to evaluate the next steps to take.	20,565

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	In March 2007, the company filed a lawsuit protesting a court order so that the impact of social security payments on funds would not be eliminated (social security payments are applicable to 1/3 of vacation time, salary during maternity leave and illness subsidies). The decision rendered on February 2, 2008 was against the company, so it filed an appeal. The Appellate Court issued a decision partially in favor of the company. A Special/Extraordinary Remedy was filed that was stayed until the Court’s decision – (Topic STF 985). The matter was partially decided in the Supreme Court’s decision of June 2024 (STF) on the “leading case” of another company. After analyzing the decision by the Federal Supreme Court, LATAM Airlines Brazil confirmed that payments are owed for one-third of the vacation time from September 2020 to May 2024 and these amounts were deposited. The trial is expected to be completed.	73,287
TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85.1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	—
TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The action was considered partially valid. The parties filed an appeal. The appeals are pending referral to the Superior Labor Court for a decision.	570

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	Receita Federal	15746.728063/2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	The trial court administrative defense has been presented and the ruling was adverse. The company filed an appeal that was referred to the Brazilian Federal Administrative Tax Court (CARF in Portuguese) for a ruling on December 4, 2024. One of the judges asked to analyze the case. In February 2025, after the proceedings returned to trial, an additional procedural stage was initiated in which the parties can present evidence and clarify certain positions. The procedural process by the Treasury is pending.	18,013
TAM Linhas Aéreas S.A	União Federal	1003320-78.2023.4.06.3800	Legal action to discuss the debit of the administrative process 10611.720630/2017-16 (fine for violation of incorrect registration in DI- import declaration).	Distributed on January 19, 2023. The company obtained a precautionary measure suspending the collection without the need for a guarantee. The company obtained favorable decisions in the first and second instances, and the debt was canceled. The Treasury filed a Special Appeal and is awaiting trial.	22,347
TAM Linhas Aéreas S.A	União Federal	12585.720017/2012-84	This is a petition to recover a credit (proportional) in the 3rd quarter of 2010 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	Administrative defense presented. The administrative defense was denied. The Company presented a Voluntary Appeal (CARF) which was denied. A special appeal was presented, which was partially favorable. Waiting for the “liquidação” decision to be finalized.	10,468
TAM Linhas Aéreas S.A	União Federal	10880-982.487/2020-80	This is a petition to recover a credit (proportional) in the 4rd quarter of 2016 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese) (proportionality of the PIS and COFINS credits).	An administrative defense was presented but was dismissed. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). On September 17, 2024, an additional procedural stage was initiated to analyze overdue claims, allowing the parties to present evidence and clarify certain positions. This procedural step is pending.	10,513

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-967.530/2022-49	This is a petition to recover a credit (proportional) in the 1rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented. A decision is pending.	10,940
TAM Linhas Aéreas S.A	União Federal	10880-967.532/2022-38	This is a petition to recover a credit (proportional) in the 2rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	11,748
TAM Linhas Aéreas S.A	União Federal	10880-967.533/2022-82	This is a petition to recover a credit (proportional) in the 4rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	20,728
TAM Linhas Aéreas S.A	União Federal	19613.725650/2023-86	A Notice of Violation prepared in the petition by the Social Integration Program (abbreviated as PIS in Portuguese) and by COFINS on taxable events allegedly occurring between May 2018 and December 2018. (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	14,476

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	489-2023	A preliminary precautionary measure was filed by the Tourism Companies Trade Association of Chile seeking that LATAM’s NDC system cease to be implemented or, alternatively, that collection of the Distribution Cost Recovery Fee be suspended and that LATAM be forbidden to limit the inventory of tickets available through the indirect distribution channel.	On May 24, 2023 the preliminary measure was initially rejected. However, after accepting an appeal for reinstatement of ACHET, said resolution was annulled on June 8, 2023, providing instead that partially accepts the precautionary measure only in terms of suspending the Distribution Cost Recovery Fee and prohibiting any unjustified limitation of the inventory of tickets available for the indirect distribution channel. On July 27, 2023, the TDLC issued a ruling favorable to LATAM, which annulled the precautionary measure in its entirety for not complying with the legal requirements. For the time being, the amount is indeterminate.	—
LATAM Airlines Group S.A.	23° Juzgado Civil de Santiago	C-8156-2022	A class action filed by CONADECUS against LATAM Airlines Group S.A. for alleged violations of the Consumer Protection Law because of the cancellation of tickets for international flights purchased through travel agencies. It petitioned for fines and damage indemnities to be imposed in defense of the collective and/or diffuse interest of consumers. LATAM has retained specialized legal counsel to defend it.	We were served the claim on September 21, 2023. On September 30, 2023, we filed a remedy of reconsideration against the decision that declared the lawsuit filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. On November 18, 2023, LATAM filed the statement of defense. On August 6, 2024, LATAM petitioned that the proceedings be declared to have been abandoned, a request that was granted by resolution dated March 27, 2025. CONADECUS filed an appeal against this resolution on April 2, 2025. The Court revoked the first-instance decision on August 20, 2025 that had sustained the abandonment of the proceedings. Consequently, the lawsuit must continue.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880.967587/2022-48	This is about the unaccredited compensation/reimbursement and redress regarding the improper payment of the monthly federal social assistance contribution (Cofins, as abbreviated in Portuguese) made in the third quarter of 2018.	The administrative defense has been presented and a decision is pending.	11,834
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	NC-388-2011	On August 11, 2023, the Civil Aviation Administration (“JAC,” as abbreviated in Spanish) filed a petition for clarification with the Anti-Trust Court (“TDLC,” as abbreviated in Spanish) regarding Condition VIII.4 of Decision #37/2011 (“Condition VIII.4”). The petition seeks to impose a temporary 5 years limitation on 23 frequencies assigned by the JAC to LATAM after Decision #37 was issued.
The TDLC accepted LATAM’s remedy of reconsideration on October 17, 2023 and amended its previous ruling and dismissed the JAC’s petition for clarification. On October 23, 2023, the JAC presented an appeal to the Supreme Court requesting that the TDLC resolution be annulled and petitioned declared admissible the remedy of reconsideration. The Supreme Court unanimously dismissed the appeal against judgment by the JAC, LATAM opposed both actions of the JAC. There are no appeals pending in this case.

In a separate but related process, JetSmart filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route. JetSmart requested an injunction to suspend the tender and maintain the aviation frequency assignments as currently held until the inquiry has finalized. The TDLC declared the inquiry admissible on October 2, 2023, but only to begin a procedure to determine whether the rules in the terms of the public aviation frequency tender violate Decree Law 211, and dismissed the request for provisional measures. JetSmart filed two remedies of reconsideration against the decision by the Antitrust Court on October 4, 2023. The JAC became a party to such motions on October 6, 2023 and LATAM became a party to the process on October 10, 2023, and it requested that the motions filed by JetSmart be dismissed. On October 16, 2023, the TDLC took into account the considerations presented by LATAM and rejected the two motions for reconsideration filed by JetSmart. On October 19, 2023 CONADECUS requested to become part of this process and requested the same injuction previously rejected twice by the TDLC. (Continues on the next page)
					—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

(Continues from the previous page)
On October 23, 2023 LATAM submitted a brief to the TDLC requesting the rejection of saidinjuction now requested by CONADECUS. On October 23, 2023, a public auction was held by JAC for thirteen international frequencies for the Santiago - Lima route, LATAM won ten of thirteen of these routes. On October 24, 2023, JetSmart once again requested that an injunction be issued regarding the public tender of aviation frequencies on the Santiago-Lima route. On October 30, 2023, LATAM filed a brief petitioning for the dismissal of the new precautionary measure petition of JetSmart. On November 2, 2023, the TDLC rejected the request for injunctions submitted by JetSmart and CONADECUS. On December 5, 2023, JetSmart complied with TDLC procedural order and published in the Chilean official newspaper a notice calling interested parties and stakeholders to submit information and opinions regarding JetSmart’s inquiry . On December 21, 2023 the FNE requested to be an intervening party in the process and requested to extend the deadline to provide background information. The TDLC accepted the postponement, leaving the deadline for providing information as February 5, 2024. On February 1, 2024, LATAM submitted a brief to TDLC advocating for its position and providing background information regarding JetSmart’s inquiry. The Office of the National Economic Prosecutor (FNE), the JAC, the National Consumer Service (SERNAC), Sky Airline and CONADECUS also provided information in January and February 2024. The Civil Aviation Board submitted a petition for clarification to the Antitrust Court on February 13, 2024, asking whether a tender could be convened of international frequencies on the Santiago-Lima Route that expire in 2024. LATAM filed a brief on February 15, 2024 stating that no matter needed to be clarified and that the petition should be dismissed. The Antitrust Court ruled against the Civil Aviation Board on February 15, 2024 because there were no obscure or doubtful aspects to clarify. On April 25, 2024, a tender was held for two Santiago-Lima frequencies and both were awarded to JetSmart. LATAM furnished the certificate of that tender to the Antitrust Court. On June 19, 2024, LATAM accompanied an economic report and observations to the report presented by JetSmart. On July 19, 2024, the JAC, JetSmart, LATAM and Sky presented additional information. On July 31, 2024, the Public Hearing was held at the TDLC, with the participation of the JAC, the FNE, JetSmart, CONADECUS and LATAM. On December 18, 2024, the Antitrust Court of Chile (TDLC in Spanish) asked the Office of the National Economic Prosecutor (FNE in Spanish) to report on the status of the investigation in Case #2755-24 mentioned in the information it provided, and it asked the Civil Aviation Board (JAC in Spanish) to report on the status of the citizen consultation regarding a change in the frequency assignment regulations. Both the FNE and the JAC presented their responses on December 24, 2024. On January 10, 2025, the TDLC dismissed JetSmart’s petition in the non-contentious process dated September 26, 2023 and declared that the tender terms and conditions created no material risks that might violate the provisions in Decree Law 211. On January 24, 2025, JetSmart filed an appeal against the TDLC ruling , which will be reviewed by the Supreme Court. The case was heard by the Supreme Court on October 6 and 7, 2025, and LATAM participated in the arguments. The court has made a decision that is in the process of being drafted.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	União Federal	10880.967612/2022-93	This is a petition to recover a credit Cofins in the 1rd quarter of 2019 (proportionality of the PIS and COFINS credits).	The administrative defense has been presented and a decision is pending.	11,757
TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision. In December/2023 the position was withdrawn.	—
LATAM Airlines Perú S.A.	Tribunal Fiscal	-	Appeal N°4070350001313 filed on January 22, 2025 against Intendancy Resolution #4070140001797 served December 31, 2024, which declared the Company’s remedy of claim unfounded. Decision Resolutions #0120030130232 and #0120030130245 were notified on December 22, 2022, as was Fine Resolution #0120020038314, notified on December 22, 2022 and Determination Resolution No. 0120030130245 for indirect disposal of income not susceptible to subsequent tax control linked to the objections made to determination of third category net income for fiscal year 2015.	On January 26, 2023, the Company filed an appeal against the determination and fine resolutions issued by SUNAT. Through Resolution of the Intendencia No. 4070340000928 dated December 19, 2023, SUNAT declared the appeal filed by the Company founded and, consequently, Determination Resolutions No. 012-003-0130232, No. 012-003- 0130245 and Fine Resolution No. 012-002-0038314 are void. The audit area voided the objection to the Major Maintenance expense of approximately $63 million in the notice of Complementary Outcome of Request #0122220002363 dated September 4, 2024. However, it maintains the other objections. Decision Resolutions #0120030139681 and #0120030139682 were notified on September 16, 2024, as was Fine Resolution #0120020040024 because of a violation of Article 178.1 of the Tax Code. The Company filed a remedy of claim on October 23, 2024 against those resolutions, which was processed under Claim Docket #4070340001599. However, the National Customs and Tax Administration Commission (SUNAT in Spanish) decided, in Intendancy Resolution #4070140001797 notified December 31, 2024, to declare that the Company’s remedy of claim was unfounded. Consequently, on January 22, 2025, an appeal was filed against this ruling before the Tax Court. On July 25, 2025, the Company received notification of Decision No. 06398-1-2025 by the Tax Court that declared that the ruling admitting the appeal was null and void because it was confirmed that the National Customs and Tax Administration Commission (SUNAT in Spanish) had not presented the complete file on the audit and administrative claim procedures. Therefore, in compliance with the Tax Court’s decision, SUNAT re-submitted the complete file in Official Letter No. 4194 on August 21, 2025. A ruling on the file is currently pending.	122,953

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-927.871/2023-62	This is a petition to recover Social Security Funding Contributions (Cofins in Portuguese) from the first semester of 2020 (proportionally).	The administrative defense has been presented and a decision is pending.	13,547
TAM Linhas Aéreas	União Federal	19613.720519/2024-11	On February 7, 2024, the Brazilian Federal Tax Service issued a tax assessment against TAM Linhas Aéreas (19613.720519/2024-11) for the amount of ThUS$47.104 (MR$262.845) related to certain tax credits on “PIS COFINS” ( Federal Social Contributions Taxed on Gross Income) during the 2019/2020 period.	The company filed an administrative response challenging the total amount of the tax assessment. The company received a partial decision on its defense on September 11, 2024. The company filed an appeal and is awaiting a decision on it.	55,367
LATAM Airlines Group S.A.	15° Juzgado Civil de Santiago	C-15990-2024	This is a class action filed by the National Consumers and Users Association (abbreviated as CONADECUS in Spanish) against LATAM Airlines Group S.A., American Airlines, Inc. and Delta Airlines, Inc. alleging several infringements of the Consumer Protection Law because flights were cancelled due to a flaw in the Crowdstrike antivirus software. It is petitioning for the imposition of fines and a damage indemnity in defense of the collective or diffuse interest of consumers.	LATAM has retained expert attorneys to handle its defense. LATAM Airlines Group was served the claim on September 17, 2024. On September 27, 2024, LATAM filed a remedy of reconsideration against the resolution that declared the action filed by the National Consumers and Users Association (CONADECUS in Spanish) admissible, which was dismissed by the court on November 20, 2024. LATAM filed a brief of answer to the claim on December 9, 2024. The conciliation hearing was held on February 19, 2025, but no agreement was reached. The interlocutory evidence hearing was issued on April 3, 2025, which was notified to LATAM on September 8, 2025.	-—-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Brasil	Courts of the Sao Paulo, Rio Grande do Sul, Parana, Rio Grande do Norte, Santa Catarina, Ceará, Regional Labor Court of the 15ª Región and Federal Regional Court of the 4ª Region	Various roles listed in detail in the fifth column	Lawsuits against the companies Voepass and LATAM Airlines Brasil for alleged liability in civil proceedings, filed by the families of the victims of the Flight 2283 plane crash. Claims were also filed against ANAC, the Brazilian civil aviation regulatory agency, and ATR (Avions de Transport Régional, an aircraft manufacturer) in cases 5002529-15.2025.4.04.7005 and 5002829-74.2025.4.04.7005. All these litigations are under insurance coverage.	Cases with a determined value of the cause and without an settlement approved by the Court: Thiago Cavalcanti Sartori and others (Rol 1031322-41.2025.8.26.0100), Gabriela Michel (Rol 5007465-09.2024.8.21.0087) and Wilson dos Santos Silva and other (Rol 5002829-74.2025.4.04.7005). Cases with an extrajudicially settlement approved by the Court regarding the compensation action: Luana dos Santos Bezerra Bounhe and others (Rol 1002928-30.2024.8.26.0659), Gabriel Michel (Rol 5004461-61.2024.8.21.0087), Armindo Michel (Rol 5005103-34.2024.8.21.0087), Anna Maria Michel (Rol 5000075-51.2025.8.21.0087), Marcos Vinícius Ávila Santana and others (Rol 0012257-66.2024.5.15.0004), Maria Fernanda Azevedo Pompilio Leonel Ferreira and others (Rol 0045785-61.2024.8.16.0021), Laura dos Reis Camilo and other (Rol 1182239-09.2024.8.26.0100), Aracy Ribeiro Moreira and others (Rol 1174718-13.2024.8.26.0100), Silvia Nicole Dantas Costa Maia and others (Rol 1003874-02.2024.8.26.0659), Lívia Raquel de Souza Dutra and others (Rol 3036952-42.2024.8.06.0001), Fernanda Laice de Gois Nascimento Paula and others (Rol 0827620-90.2024.8.20.5106), Ana Lurdes de Souza and other (Rol 5000032-19.2025.8.24.0027), Naira Maria da Silva Gusson do Nascimento (Rol 1001368-42.2024.8.26.0695), Araceli Ciotti de Marins and others (Rol 0043796-20.2024.8.16.0021), Beatriz Alves Coca Navarro and others (Rol 1001217-87.2025.8.26.0292), Beatriz da Costa Silva (Rol 5002529-15.2025.4.04.7005) and in the proceedings brought by the relatives of Rosana Santos Xavier (Rol 1000691-14.2025.8.26.0198). Currently, there are no more cases with an undetermined case value and without an approved out-of-court settlement. The settlement amount has already been paid by the insurer, and the proceedings will be closed. All these litigations are under insurance coverage.	—
LATAM Airlines Brasil	União Federal	17459.720028/2024-67	A Notice of Infringement was received in which the business fund amortizations (agiotage) made in the 2019 and 2020 calendar years were rejected in the calculation of Business Income Tax (IRPJ in Portuguese) and the Social Assessment on Earnings (CSL in Portuguese).	An administrative defense has been presented. The company was notified of an unfavorable decision and it filed an Appeal on September 18, 2025.	25,767

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	Tribunal Laboral Regional da 10° Región - TRT 10	0000582-04.2021.5.10.0020	Public civil action filed by the National Aeronautics Union seeking that the company reinstate employees dismissed for alleged discrimination after they opposed the company's proposed salary reduction.	The first instance court ruled that the union lacked standing and terminated the action. The union filed an appeal. The second instance court overturned the ruling and ordered the reopening of the investigation. Currently awaiting trial by the Supreme Court of Justice (TST).	14,672
TAM Linhas Aéreas S.A	União Federal	10880.722355/2014-52	This is a notice of infringement that seeks to require the company to submit the PIS and COFINS - 3rd quarter 2009 to 1st quarter 2011 (proportionality)	The company obtained a favorable decision in the first and second instance canceling the debt. The case must be closed.	11,571
ABSA Aerolinhas Brasileiras S.A.	União Federal - Fazenda Nacional	1022008-31.2024.4.01.3400	This is a claim seeking that the legal relationship binding the company to pay a fine of 10% because of a violation of the temporary admission system be declared non-existent (linked to claims 10715-722.602/2017-75 and 10715-722.603/2017-10).	A decision rendered April 24, 2024 impeded the presentation of a guarantee by the company. The Treasury Service filed an appeal against that decision and the commencement of the court trial is now pending.	11,307

In order to deal with any financial obligations arising from legal proceedings in effect at September 30, 2025, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*) The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II. Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The investigation was archived and ended with no action taken by the Office of the National Economic Prosecutor (FNE in Spanish).

2) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 29, 2023, the Office of the National Economic Prosecutor (FNE) decided to separate part of the information from such investigation and created a new Case #2729-23 relative to cargo carriage on charter flights from Santiago to Easter Island during the pandemic. The investigation under Case #2729-23 was archived and ended with no action taken by the FNE. An ordinary official letter was received in Case #2484-18 on August 28, 2023 in which the FNE requested further information from LATAM, the response to which was sent on September 27, 2023. An Official Ordinary Letter was received on October 14, 2024 in which the FNE requested additional information from LATAM. That letter was answered on November 4, 2024. The most recent activity in the investigation of Case #2484-18 is an Official Ordinary Letter dated November 21, 2024, which was answered in two parts: the first on December 6, 2024 and the second on December 11, 2024.

3) On October 13, 2020, the FNE gave notice that it had begun an investigation under Case #2630-2020 because of a claim about travel agency fees. On March 14, 2025, the FNE decided to separate this investigation and create a new Case #2797-25 on the implementation of New Distribution Capability (NDC) systems by airlines present in Chile. On July 18, 2025, investigation #2630-20 was archived without any action by the FNE. The last activity of investigation Rol N°2797-25 is a Request for Information Letter dated October 15, 2025, which response is currently being developed.

4) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 from TDLC related to restrictions as to certain codeshare agreements. On October 2, 2023, the FNE decided to separate part of the information in such investigation. Case #2737-23 will be about the code share agreements between LATAM and Delta that LATAM petitioned be amended; and Case #2669-21 will be about the remaining code share agreements. In relation to the investigation with Role No. 2737-23, dated November 06, 2023, the FNE and LATAM reached an extrajudicial agreement in order to allow certain codeshare agreements between LATAM and Delta to be modified. On December, 7, 2023, TDLC approved the extrajudicial agreement reached by LATAM and the FNE. An Official Ordinary Letter was received on March 4, 2024 in the investigation in Case #2669-21 in which the FNE requested additional information from LATAM. That letter was answered on March 15, 2024. An Official Ordinary Letter was received on April 19, 2024 in which the FNE requested additional information from LATAM. That letter was answered on May 2, 2024. On December 11, 2024, LATAM received an Ordinary Official Letter in which the FNE requested additional information, which was answered by LATAM in two parts: the first dated December 26, 2024, and the second dated January 8, 2025. On April 8, 2025, LATAM received an official ordinary letter in which the FNE requested further information, which LATAM answered on May 7, 2025. The most recent activity in the investigation under Case #2669-21 is an official ordinary letter dated June 9, 2025 that was answered on June 23, 2025. On September 3, 2025, the FNE again decided to disassemble part of the background information from investigation No. 2669-21, leaving Investigation No. 2824-25 for the investigation regarding codeshare agreements and other cooperation and coordination agreements between LATAM and third-party airlines and the competition conditions on routes connecting Chile with Oceania and Europe operated by LATAM. Regarding Investigation No. 2824-25, on September 8, 2025, LATAM received an Ordinary Letter in which the FNE requested background information, which was requested in two deliveries: the first was answered on September 16, 2025, and the second was answered on October 15, 2025. The most recent activity is a a Request for Information Letter sent by the FNE dated November 6, 2025, which response is currently being developed.

5) The competition authority sent an inquiry [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) with the objective of obtaining information regarding certain pricing issues, which was received by the company on November 27, 2023. On December 29, 2023, CADE sent a new request to LATAM Airlines Brasil requesting more complete information, to which LATAM responded in parts, on February 16, 2024, March 11, 2024, March 22, 2024 and June 11, 2024. On February 25, 2025, the Administrative Council for Economic Defense (CADE in Portuguese) sent a new letter to LATAM Airlines Brazil requesting additional information on the pricing process, which LATAM answered on April 3, 2025. The investigation process remains open until December 22, 2025, that date can be modified by the authorities. LATAM Airlines Brasil is collaborating with the authority and remains committed to transparency and compliance with all applicable rules and regulations.

6) The competition authority reacted to an article in the press and sent an official letter [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brazil) seeking information on the acquisition of other types of aircraft. The company received it on March 21, 2024 and responded on April 1, 2024. CADE sent a new letter requesting additional information on July 9, which was answered by LATAM Airlines Brasil on July 25, 2024. On July 2, 2025, CADE issued a ruling recommending the closing of the preliminary investigation due to insufficient evidence of anti-competitive behavior by LATAM. The 15-day period to appeal a full closing of the investigation is running. LATAM Airlines Brazil is cooperating with the authority and maintains its commitment to transparency and compliance with all applicable laws and regulations. The investigation was closed.

7) Brazilian consumer authorities sent three official letters to LATAM Airlines Brazil in August and September 2024 requesting information on the crash of a Voepass airplane. LATAM Airlines Brazil has a code-share agreement with Voepass. The company answered those letters properly by the deadline. The National Consumer Secretariat and the Consumer Defense Institute of the State of São Paulo (PROCON SP) decided to archive the procedure due to the sufficiency of the responses presented by the company. The procedures before the Consumer Defense Institute of the State of Paraná (PROCON PR) are still ongoing. LATAM Airlines Brazil also received an official letter from the Office of the Public Prosecutor on August 12, 2024, which it answered on August 27, 2024 (IC 0161.0001107/2024). On September 5, 2024, the Prosecutor's Office issued a decision to separate the procedure into three specific topics: (1) security matters, in which LATAM Airlines Brasil is not a party (IC 14.0156.0004310/2024); (2) consumer matters (IC 0161.0001000/2024), with two representations filed, already archived; and (3) compensation matters, It is also archived. Remote. By filing the main civil investigation (IC 0161.0001107/2024), the Public Prosecutor's Office determined the opening of (1) a new civil investigation to determine the collective moral damages (LATAM Airlines Brasil has not yet been notified of the opening of this procedure) and (2) an administrative process to accompany the payment of compensation under PR 22883 (LATAM Airlines Brasil has not yet been notified of the opening of this procedure). Possible. On January 17, 2025, the Public Defender's Office of Paraná reported the opening of an administrative process to determine the collective moral damages. LATAM Airlines Brasil has been notified of the opening of the process, but, to date, no additional information has been requested from the company. Possible. On March 11, 2025, PROCON SP sent a letter to LATAM Airlines Brasil requesting information on metrics and measures taken to serve customers following the suspension of Voepass operations by the National Civil Aviation Agency (ANAC). The response was submitted on March 18, 2025. Possible. On March 12, 2025, the Consumer Protection Institute of Juiz de Fora (Minas Gerais State) announced the opening of an administrative proceeding, also seeking information on customer service following the suspension of Voepass operations. The response was submitted on March 19, 2025. On May 6, 2025, the Office of the Federal Prosecutor sent an official letter to LATAM Airlines Brazil requesting clarification of a claim filed by a consumer, especially in relation to the delays in Voepass flights and aircraft conditions. The company answered that letter on June 5, 2025.

NOTE 31 - COMMITMENTS

(a)     Commitments arising from loans

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by the Export – Import Bank of the United States of America, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under no circumstance does non-compliance with these limits generate loan acceleration.

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2022 revolving credit facility (“Exit RCF”) from US$500 million to US$750 million with a consortium of nine banks led by JP Morgan Chase Bank, N.A. As of September 30, 2025, this credit facility is undrawn and fully available. Additionally, LATAM Airlines Group S.A., together with Professional Airline Services Inc., a Florida corporation and wholly owned subsidiary of LATAM Airlines Group S.A., issued: (i) on October 12, 2022, as amended on November 3, 2022, a five-year loan (“Term Loan B”) for US$1.1 billion (on October 15, 2024, this loan was fully repaid), (ii) on October 18, 2022, senior secured notes at 13.375% maturing in 2027 (“2027 Notes”) for a total principal amount of US$450 million (on October 15, 2024, this loan was fully repaid), and (iii) on October 18, 2022, senior secured notes at 13.375% maturing in 2029 (“2029 Notes,” together with the 2027 Notes, the “Notes”) for a total principal amount of US$700 million. The Exit RCF, the Term Loan B, and the Notes (collectively, the “Exit Financing”) previously shared the same intangible collateral, consisting primarily of the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and LATAM trademarks. The Exit Financing contains certain covenants that limit the ability of the Company and its subsidiaries to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain affiliate transactions, engage in certain business activities, or make certain investments. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million.

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2016 revolving credit facility (“RCF”) with a consortium of nine financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount from US$600 million to US$800 million. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$400 million). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of September 30, 2025, this line of credit is undrawn and fully available.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, entered into a five-year loan agreement (“Spare Engine Facility”) with, among other institutions, Crédit Agricole Corporate and Investment Bank, acting through its New York branch as loan agent, secured by spare engines for a principal amount of US$275 million. As of November 4, 2024, this loan was fully repaid. The loan included minimum liquidity covenants measured at the consolidated level of the Company (with a minimum level of US$750 million) and individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum combined level of US$400 million).

On October 15, 2024, LATAM Airlines Group S.A. received the funds from its issuance of secured bonds at 7.875% maturing in 2030 (“2030 Notes,” together with the 2029 Notes, the “Notes”) for a total principal amount of US$1.4 billion. The Exit RCF and the Notes share the same intangible collateral, consisting primarily of the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and LATAM trademarks. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million. The funds received were used to repay the Term Loan B and part of the 2027 Notes.

On November 4, 2024, LATAM Airlines Group S.A., acting through its Florida branch, entered into a new four-year revolving credit facility, secured by spare engines (“Spare Engine Facility”), with, among other institutions, Crédit Agricole Corporate and Investment Bank as loan agent, for a total amount of US$300 million, of which US$275 million was drawn on the same day, leaving US$25 million available for the

Company when required. The loan included minimum liquidity covenants measured at the consolidated level of the Company (with a minimum level of US$750 million) and individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a combined minimum level of US$400 million). The funds received were used to fully repay the previous spare engine financing. Finally, this issuance was linked to sustainability (“Sustainability-Linked”), which entails a commitment to reducing CO2 emissions intensity from March 2025 until the maturity of the facility. Compliance or non-compliance with these targets does not result in acceleration of the credit but instead applies a reward or penalty, respectively, on the interest rate.

On July 7, 2025, LATAM Airlines Group S.A. received the funds from its issuance of secured bonds at 7.625% maturing in 2031 (“2031 Notes,” together with the 2030 Notes, the “Notes”) for a total principal amount of US$800 million. The Exit RCF and the Notes share the same intangible collateral, which was amended respect to Exit Financing, and consists primarily of the FFP business (LATAM Pass loyalty program), as well as certain intellectual property and LATAM trademarks. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million. The funds received were completely used to repay the 2029 Notes.

As of September 30, 2025, the Company complies with the aforementioned minimum liquidity covenants.

b)     Other commitments

As of September 30, 2025, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	LATAM Airlines Perú S.A.	48	Letter of Credit	243,087	Oct 3, 2025
SÉTIMA TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - PROCEDIMENTO COMUM CÍVEL - DECEA - 0012177-54.2016.4.01.3400	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	1	Guarantee Insurance	63,727	Apr 20, 2028
ISOCELES	LATAM Airlines Group S.A.	1	Letter of Credit	41,000	Dec 1, 2025
UNIÃO FEDERAL - PGFN	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	23	Guarantee Insurance	206,703	Nov 16, 2025
TRIBUNAL DEJUSTIÇADOESTADODABAHIA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	6,118	Jun 27, 2029
VARA DAS EXECUÇÕES FISCAIS ESTADUAIS DE SÃO PAULO - FORO DAS EXECUÇÕES FISCAIS DE SÃO PAULO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	9,647	Apr 15, 2028
AMERICAN ALTERNATIVE INS. CO. C/O ROANOKE INS. GROUP INC	LATAM Airlines Group S.A.	19	Letter of Credit	8,697	Dec 3, 2025
TRIBUNAL DE JUSTIÇA DO ESTADO DE SÃO PAULO	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	7,817	Dec 31, 2999
BBVA	LATAM Airlines Group S.A.	1	Letter of Credit	3,800	Jan 23, 2026
1° VARA DE EXECUÇÕES FISCAIS E DE CRIMES CONTRA A ORDEM TRIB DA COM DE FORTALEZA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	3,512	Dec 31, 2999
ARQUITETURA DE PROTEÇÃO E DEFESA DO CONSUMIDOR DO ESTADO DO RJ	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,670	Dec 31, 2999
13ª VARA FEDERAL DA SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL/DF	TAM Linhas Aereas S.A.	1	Letter of Credit	2,304	Dec 31, 2999
JFK INTERNATIONAL AIR TERMINAL LLC	LATAM Airlines Group S.A.	3	Letter of Credit	4,900	Jan 27, 2026
METROPOLITAN DADE CONTY (MIAMI - DADE AVIATION DEPARTMENT)	LATAM Airlines Group S.A.	5	Letter of Credit	932	Mar 13, 2026
SOCIEDAD CONCESIONARIA NUEVO PUDAHUEL S.A.	LATAM Airlines Group S.A.	18	Letter of Credit	1,866	Jun 30, 2026
FUNDACAO DE PROTECAO E DEFESA DO CONSUMIDOR PROCON	TAM Linhas Aereas S.A.	12	Guarantee Insurance	24,323	Nov 17, 2025

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
BOND SAFEGUARD INSURANCE COMPANY	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,700	Jul 20, 2026
LIMA AIRPORT PARTNERS S.R.L.	LATAM Airlines Group S.A.	32	Letter of Credit	5,782	Nov 30, 2025
JUIZO DE DIREITO DA VARA DA FAZENDA PUBLICA ESTADUAL DA COMARCA DA CAPITAL DO ESTADO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,454	Dec 31, 2999
MUNICIPIO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	2	Guarantee Insurance	1,871	Oct 31, 2029
AENA AEROPUERTOS S.A	LATAM Airlines Group S.A.	3	Letter of Credit	2,829	Nov 15, 2025
SERVICIO NACIONAL DE ADUANA DEL ECUADOR	LATAM Airlines Group S.A.	1	Letter of Credit	1,350	Aug 5, 2026
CORPAC S.A.	LATAM Airlines Perú S.A.	20	Letter of Credit	5,242	Oct 31, 2025
SYDNEY AIRPORT CORPORATION LIMITED	LATAM Airlines Group S.A.	1	Letter of Credit	1,110	Jul 16, 2026
CITY OF LOS ANGELES, DEPARTMENT OF AIRPORTS	LATAM Airlines Group S.A.	6	Letter of Credit	1,535	Nov 16, 2025
			Total	653,976

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)     Details of transactions with related parties as follows:

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Nature of related parties transactions	Currency	For the period ended September 30,
						2025	2024
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	Tickets sales	CLP	30	105
76.115.378-1	Costa Verde Portfolio S.A.	Related director	Chile	Tickets sales	CLP	98	—
76.183.853-9	Costa Verde Inversiones Financieras S.A.	Related director	Chile	Tickets sales	CLP	—	8
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	—	(5)
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(18,609)	(16,700)
				Interlineal provided service	US$	19,783	24,877
				Services received of handling	US$	(175)	(61)
				Services provided of handling	US$	1,678	723
				Services received miles	US$	(2,369)	(7,670)
				Services provided miles	US$	2,758	1,476
				Services provided maintenance	BRL	441	393
				Services provided VIP lounge	US$	433	—
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(263,891)	(238,143)
				Interlineal provided service	US$	163,736	168,286
				Services received miles	US$	(9,724)	(10,649)
				Services provided miles	US$	6,921	6,273
				Joint venture	US$	(10,000)	(10,000)
				Services received of handling	US$	(17,311)	(5,256)
				Services provided maintenance	US$	1,322	191
				Services provided maintenance	BRL	733	129
				Real estates leases provided	US$	111	121
				Services received VIP lounge	US$	(100)	—
				Services provided VIP lounge	US$	1,337	1,345
				Services received consulting and professional	US$	(1,883)	—
The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions and duly informed.

(b)     Board members, Chief Executives and Senior Directors compensation

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents Chief Executives Senior Directors and Board members.

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Remuneration	9,215	9,574	3,278	2,877
Board compensation	1,075	706	231	231
Non-monetary benefits	84	356	14	77
Short-term benefits	28,900	11,861	8,461	3,187
Termination benefits (*)	—	1,341	—	—
Total	39,274	23,838	11,984	6,372

In accordance with current legislation, the Ordinary Shareholders’ Meeting held on March 24, 2025, determined the amount of the annual remuneration for the Board for the period from that date until the next Ordinary Shareholders’ Meeting scheduled to take place within the first quarter of 2025. In this context, in addition to the base remuneration, an additional remuneration was approved for each Board member, with an incremental amount based on the following criteria:

(a)For the period between March 25, 2025 and the date of the next ordinary shareholders' meeting to be held within the first four months of 2026, each Director will be entitled to receive an additional amount to the base remuneration, equivalent to 9,226,234 units of remuneration or “URAs.”

(b)Likewise, each Director who becomes part of the Board Committee will also receive, as additional compensation, a variable amount equivalent to an additional one-third (1/3) calculated on the incremental remuneration that the respective Committee member is entitled to as a Director, in accordance with the resolution of the Ordinary Shareholders’ Meeting.

For payment purposes, the value of each URA will be considered as referentially equivalent to the price of a company’s share. Consequently, URAs will be paid at the weighted average price of stock market transactions of the company’s shares during the 10 business days preceding the effective date (“Weighted Average Price”). For the calculation of the Weighted Average Price, transactions on national stock exchanges, as well as in those nationally recognized foreign stock exchanges where LATAM American Depositary Shares are listed.

The amounts paid as of September 30, 2025 and 2024 for this concept, in accordance with the above, are:

	Paid during the period ended at September 30,
	2025	2024
	ThUS$	ThUS$
	Unaudited
URAs Directors	230	763
URAs Board Committee	153	85
Total	383	848

NOTE 33 - SHARE-BASED PAYMENTS

(a) CIP (Corporate Incentive Plan)

As indicated in Note 22, in the context of the exit from Chapter 11 Proceedings, the Company implemented a talent retention program for the LATAM Group companies employees, which is divided into three categories. The first one (i.e., Non-Executive Employees) simply contemplates guaranteed payments in cash to the respective employees on certain dates depending on the country where the employee is hired. On the other hand, the remaining two categories (i.e., Non-GEM Executives and GEM Executives) contemplated the granting of synthetic units of remuneration (the "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, grant the worker the right to receive the payment in cash that results from multiplying the number of Units that are pay for the value per share of LATAM Airlines Group S.A. that must be considered in accordance with the CIP.

Below are more details of these two categories.

Non-GEM Executives

The first subprogram applies to senior executives not part of the GEM (Global Executive Meeting - Senior Managers, Managers, Deputy Managers). In this context, this program contemplates two different bonuses: (1) a retention bonus, consisting of the amount in money resulting from Units that are assigned to the respective employee and these Units being paid 20% on month 15 and 80% at month 24, in each case, counted from Exit date from the Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently, a guaranteed payment for these employees; and (2) a bonus associated to the performance defined on based on the compliance of certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19(b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is a temporary payment that is only made if these indicators are met.

GEM Executives

Applies to senior executives of the LATAM Group companies who are part of the GEM (CEO and employees whose job description is "vice presidents" or "directors"). Employees that participating in this program are eligible to receive cash payments for Units. These Units are as follows:

1. "RSUs" (Retention Shares Units): That is, Units associated with the employee's permanence in the Company, and consequently, are associated with the passage of time. In its totality, the CIP contemplates up to 3,107,603,293 RSUs which are made effective by partialities in the terms indicated below.

As a general rule, RSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The mentioned above, subject to the occurrence of a trigger event related to the volume of transactions of securities issued by LATAM Airlines Group S.A. in the terms contemplated in the CIP (hereinafter, a "VTE" – Volume Triggering Event). The number of RSUs actually paid will be determined based on the net resources accumulated as a result of a VTE on the respective determination date (hereinafter, this adjustment will be referred to as the "Pro Rata Factor").

Notwithstanding the mentioned above, the CIP also contemplates a "Minimum Guaranteed Vesting" according to which, the percentage of RSUs indicated below will be effective on each date indicated, even if a VTE has not occurred. The foregoing, net of the RSUs that may eventually have become effective previously.

Minimum Guaranteed Vesting of RSUs
Percentage of Units that become effective
Month 30 from Exit Date	20%
Month 42 from Exit Date	30%
Month 60 from Exit Date	50%

2. "PSUs" (Performance Shares Units): That is, Units associated with both the employee's permanence in one of the LATAM Group companies and the performance of LATAM Airlines Group S.A. measured according to the share price. Consequently, like RSUs, these Units are associated with the passage of time. However, PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. In its totality, the CIP contemplates up to 4,251,780,158 PSUs which are made effective by partialities in the terms indicated below.

As a general rule, PSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The foregoing, subject to (i) a VTE having occurred; and (ii) that the quotient (hereinafter, the "Net Price/ERO (Equity Rights offering) Quotient") between the net price of sales originating in a VTE, divided by the price of share at which the shares issued were placed under the capital increase agreed at the extraordinary shareholders' meeting of LATAM Airlines Group S.A. dated July 5, 2022 (that is, US$0.01083865799), is greater than 150%. The number of PSUs that actually becomes effective will be determined according to the Factor Pro Rata and the Quotient Net Price/ERO Price).

From the above it flows that the PSUs constitute an eventual and not guaranteed payment.

During the first quarter of 2025, GEM executives contracts were amended incorporating an alternative modality for a portion of the PSUs assigned to the employee to become effective. More specifically, up to 50% of the PSUs assigned to the respective employee will be eligible to become effective to the extent that, on or before the 60th month from the date of exit from the Chapter 11 Procedure, the Return per Share, expressed as a percentage of the price per share at which the shares issued by virtue of the capital increase agreed upon at the Extraordinary Shareholders' Meeting of LATAM Airlines Group S.A. on July 5, 2022 (i.e., US$0.01083865799), exceeds certain thresholds. For these purposes, the concept of "Return per Share" considers the average price of stock market transactions in shares of LATAM Airlines Group S.A. within 60 business days prior to the determination date, plus any dividends and distributions that have been paid to shareholders with respect to their shares in LATAM Airlines Group S.A. after the exit from the Chapter 11 Procedure.

In addition, some of the GEM Executives will also be entitled to receive a fixed and guaranteed payment in cash ("MPP" – Management Protection Plan) on certain dates under the Plan, at the rate of 33% in the month 18, 34% in the month 24 and 33% in the 30th month, all from the Exit Date. On the other hand, those employees who are eligible for this MPP will also be eligible for a limited number of additional RSUs ("MPP Based RSUs"). In its totality, the CIP includes 1,438,926,658 MPP based RSUs. As a general rule, MPP Based RSUs will be eligible to become effective on the same terms and conditions as RSUs; however, that they will be eligible to become effective at a rate of one third on each of the following dates: month 18, month 24 and month 30, in each case, from the Exit Date. The valuation of these Units will be equivalent to the value of the Company's share less the ERO Price at the time they become effective.

In all cases, the respective employees must have remained as such in one of the LATAM Group companies at the corresponding accrual date to qualify for these benefits.

Given the characteristics of this program, it has been recorded in accordance with the provisions of IFRS 2 "Share-based payments" and has been considered as a "cash settlement award" and, therefore, recorded at fair value as a liability that is part of the items Trade and other accounts payables and Provisions for employee benefits, non-current, which is updated at the closing date of each financial statement with effect on profit or loss for the period and classified in the line "Administrative expenses" of the Consolidated Statement of Income by function.

The fair value has been determined on the basis of the current share price and the best estimate of the future value of the Company's share, multiplied by the number of underlying units granted. This estimate was made based on the Company's Business Plan and its main indicators such as EBITDAR, adjusted net debt.

The movement of units as of January 01, 2024 and September 30, 2025 , is as follows:

	Opening balance as of 01.01.2024	Granted during the period	Exercised during the period	Forfeited during the period	Closing balance as of December 31, 2024	Vested

RSU - Retention	2,986,456,933	35,468,268	(692,032,415)	(91,282,871)	2,238,609,915	—
PSU - Performance	4,009,588,067	42,034,943	—	(89,352,930)	3,962,270,080	—
MPP BASED RSU - Protection	1,246,879,413	—	—	(60,388,760)	1,186,490,653	—
Total	8,242,924,413	77,503,211	(692,032,415)	(241,024,561)	7,387,370,648	—

	Opening balance as of 01.01.2025	Granted during the period	Exercised during the period	Forfeited during the period	Closing balance as of September 30, 2025	Vested
					Unaudited
RSU - Retention	2,238,609,915	79,870,832	(696,295,632)	—	1,622,185,115	—
PSU - Performance	3,962,270,080	162,161,992	(319,243,546)	—	3,805,188,526	—
MPP BASED RSU - Protection	1,186,490,653	—	(593,245,326)	—	593,245,327	—
Total	7,387,370,648	242,032,824	(1,608,784,504)	—	6,020,618,968	—

NOTE 34 - STATEMENT OF CASH FLOWS

(a)The Company has carried out the following transactions with non-monetary impact transactions mainly related to financial lease and lease liabilities, which are described in Note 19 Other financial liabilities.

(b)Other inflows (outflows) of cash:

	For the period ended September 30,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Bank commissions, taxes paid and other	(5,457)	(2,652)
Taxes on financial transactions	(8,629)	(8,660)
Guarantees	(16,592)	74,130
Fuel derivatives and currency	(3,516)	40,905
Judicial deposits	7,295	(5,357)
Derivative margin guarantees	466	9,027
Payment for derivatives premiums	(26,997)	(37,581)
Insurance recovery	—	9,788
Total Other inflows (outflows) Operation activities	(53,430)	79,600

Recoveries of credits and Guarantee deposit received from the sale of assets	55,018	34,469
Total Other inflows (outflows) Investment activities	55,018	34,469

Interest rate derivatives	2,204	1,538
Costs associated with financing	(85,855)	—
Others recovery	—	510
Expenses for shares buybacks	(587)	—
Withholding tax	(7,282)	(819)
Debt-related legal advice	—	(19,006)
Total Other inflows (outflows) Financing activities	(91,520)	(17,777)

(c) Dividends:

	For the period ended September 30,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Latam Airlines Group S.A.	(293,092)	(174,549)
Transportes Aéreos del Mercosur S.A. (*)	(304)	(289)
Total dividends paid	(293,396)	(174,838)

(*) Dividends paid to minority shareholders

(d)Reconciliation of liabilities arising from financing activities:

		Cash flows				Non cash-Flow Movements
Obligations with financial institutions	As of December 31, 2024	Obtainment	Payment			Interest accrued and others	Reclassifications	As of September 30, 2025
		Capital (*)	Capital (**)	Interests	Other flow
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Guaranteed obligations	374,043	205,500	(27,305)	(20,864)	—	21,763	—	553,137
Other guaranteed obligations	374,751	239,520	(26,846)	(28,295)	—	28,765	—	587,895
Obligation with the public	2,239,303	790,120	(700,000)	(123,267)	—	175,767	—	2,381,923
Financial leases	799,773	—	(132,838)	(30,978)	—	96,367	11,537	743,861
Lease liability	3,362,581	—	(325,995)	(219,997)	—	530,960	(9,162)	3,338,387
Total Obligations with financial institutions	7,150,451	1,235,140	(1,212,984)	(423,401)	—	853,622	2,375	7,605,203

		Cash flows			Non cash-Flow Movements
Obligations with financial institutions	As of December 31, 2023	Obtainment	Payment		Interest accrued and others	As of September 30, 2024
		Capital (*)	Capital (**)	Interests
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Bank loans	1,029,434	—	(8,250)	(124,286)	142,941	1,039,839
Guaranteed obligations	303,922	—	(21,937)	(15,295)	15,380	282,070
Other guaranteed obligations	430,350	—	(71,874)	(29,299)	30,006	359,183
Obligation with the public	1,302,838	—	—	(76,906)	125,944	1,351,876
Financial leases	901,546	—	(82,311)	(34,864)	38,083	822,454
Other loans	104	—	—	—	(104)	—
Lease liability	2,967,994	—	(244,159)	(211,882)	740,846	3,252,799
Total Obligations with financial institutions	6,936,188	—	(428,531)	(492,532)	1,093,096	7,108,221

(*) During the period 2025 the Company obtained ThUS$1,235,140 imports from long-term loans. For the period 2024, the Company did not obtain financing.

This financing is net of fee payments of (ThUS$10,380). See note 18, numbers 3 and 4.

(**) As of September 30, 2025, under the cash flows from financing activities are presented loan repayments of ThUS$886,989 and payments of lease liabilities of ThUS$325,995 (ThUS$184,372 and ThUS$244,159, respectively as of September 30, 2024).

Below are the details obtained (payments) of flows related to financing:

	For the period ended September 30,
	2025			2024
	Capital raising	Payments		Capital raising	Payments
Flow of		Capital	Interest		Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft financing	445,020	(186,989)	(56,897)	—	(168,350)	(53,321)
Lease liability	—	(325,995)	(219,997)	—	(244,159)	(211,882)
Non-aircraft financing	790,120	(700,000)	(146,507)	—	(16,022)	(227,329)
Total obligations with Financial institutions	1,235,140	(1,212,984)	(423,401)	—	(428,531)	(492,532)

(e)Advances of aircraft and engines

Corresponds to the cash flows associated with aircraft and engines purchases, which are included in the statement of consolidated cash flows, within Purchases of property, plant and equipment.

	For the period ended September 30,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Increases (payments)	(95,576)	(157,605)
Recoveries	48,090	—
Total cash flows	(47,486)	(157,605)

(f)Additions of property, plant and equipment and Intangibles

	For the period ended September 30,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Net cash flows from
Purchases of property, plant and equipment	1,278,035	780,007
Additions associated with maintenance	311,431	225,519
Other additions	966,604	554,488
Purchases of intangible assets	75,784	60,070
Other additions	75,784	60,070

(g) The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the period ended September 30,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Net cash flows from (used in) operating activities	1,163	(2,880)
Net cash flows from (used in) investment activities	12	639
Effects of variation in the exchange rate on cash and cash equivalents	(1,175)	2,241
Net increase (decrease) in cash and cash equivalents	—	—

(h) Payments of leased maintenance
Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$120,544 (ThUS$183,020 as of September 30, 2024).

NOTE 35 - THE ENVIRONMENT

LATAM Airlines Group S.A is committed to sustainable development, seeking to generate social, economic, and environmental value for the countries where it operates and for all its stakeholders. The Group manages socio-environmental matters at a corporate level, centralized in the Corporate Affairs and Sustainability Department. The Group is committed to monitoring and mitigating its impacts on the environment in all its ground and air operations, being a key element in the solution, and searching for alternatives to the challenges of the company and its environment.

The main functions of Corporate Affairs and Sustainability Department in environmental matters, together with the various areas of the company, include ensuring compliance of legal environmental regulations in all the countries, implementing and maintaining a corporate environmental management system, the efficient use of non-renewable resources such as aircraft fuel, implement measures for the valorization and diversion of landfill waste, and the development of programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental social and economic benefits for the company and the countries where it operates.

LATAM's sustainability strategy that was launched in 2021 is based on 4 pillars: Environmental Management System, Climate Change Management, Circular Economy and Shared Value. With these pillars, the company seeks to generate social, environmental and economic value for society and the company, anticipating the risks inherent in the sustainability challenges which are viewed by the current and future scenarios.

The aspects addressed in each pillar within the strategy are presented below:

Environmental Management

To safeguard environmental regulatory compliance with the different regulations applicable to LATAM group operations, the company has strengthened the operation of its environmental management system, turning it into a preventive tool that allows it to respond in an agile and planned manner to an internal and external context. dynamic in regulatory matters, allowing it to adopt good industry practices and improve its environmental performance.

Our Miami, USA base has successfully completed its ISO 14001 follow-up audit, a significant achievement that reaffirms the robustness and effectiveness of our environmental management system. This successful audit demonstrates our unwavering commitment to environmental stewardship and continuous improvement in all our operations.

Climate Change Management

Aiming to manage its carbon footprint and to contribute to the preservation and conservation of some of the region’s key ecosystems, LATAM seeks to advance in its Net Zero roadmap in a sustainable manner with the environment, the communities it serves and with the business, for which it bases its strategy on the following fronts:

Efficient Operation: Through LATAM Fuel Efficiency, LATAM’s corporate fuel efficiency program that considers initiatives in all areas of the company that aim to reduce fuel consumption.

LATAM implemented an European performance monitoring software across the entire fleet. The tool, deployed on more than 340 aircraft, enables savings of approximately 7 kg of fuel (equivalent to around 22 kg of CO₂) per flight. This translates to nearly US$2.5 million in annual fuel savings and helps identify maintenance tasks that improve fuel efficiency—such as engine and fuselage washing or adjustments to control surfaces.

This initiative strengthens LATAM’s Fuel Efficiency program, aimed at improving operational performance and reducing greenhouse gas emissions. Since its launch in 2010, the program has helped the LATAM Airlines Group avoid more than 5.6 million tons of CO₂ emissions.

Sustainable Aviation Fuels (SAF): Given the importance of SAF to mitigate climate change in the long term, LATAM is working towards creating the enabling conditions in the region to foster the development of SAF. For this, it co.-financed, together with Airbus, an independent study conducted by the Massachusetts Institute of Technology (MIT) with the objective of creating public policy recommendations that contribute to the industry’s decarbonization. The Group is focused on exploring opportunities in Brazil and Colombia, which have proven experience in the biofuels industry; and Chile, a country with high potential for green hydrogen development.

New Technologies: Renewing the fleet by incorporating the latest generation of aircraft contributes to the reduction of emissions, given that, according to the manufacturer’s data, new generation aircraft consume between 20 and 25% less fuel compared to previous generations.

Emissions offsetting: LATAM has a comprehensive commitment to the environment and thus has established strategic partnerships that will allow, not only to acquire carbon credits as a complementary measure to offset emissions, but also to contribute to the preservation and conservation of strategic ecosystems in the region.

With this fronts and initiatives, the Group focuses on scope 1 emissions reductions, or in other words, on reducing the amount of carbon dioxide emissions per passenger/ton transported, prioritizing reduction over offsetting.

During 2024, LATAM announced its first sustainability linked financing, subscribing to USD$ 300 million credit, under which it can receive price adjustment (interest rate adjustment) based on its performance in relation to its carbon dioxide emissions intensity measured as tons of CO2 emissions / revenue per ton-kilometer (RTK).

Circular Economy

LATAM has outlined its roadmap by promoting a circular economy from the design of its materials and processes to the reduction and valorization of its waste, considering differentiated actions according to the type of operation and material.

By the end of 2024, LATAM achieved the elimination of 97% of single-use plastics from its operations, equivalent to more than 1,738 tons. The remaining 3% corresponds to items not replaced due to legal, sanitary, or operational restrictions.

Additionally, an evaluation of the valorization potential was developed in the main operations of Santiago (Chile), Sao Carlos (Brazil), and Bogotá (Colombia) to estimate the technical limit of waste valorization, and continued strengthening the waste management systems in Chile and Brazil.

Progressive Elimination of Waste to Landfills: Ene - Aug 2025, we successfully diverted 1.705 tonnes of waste (58,2,%) from landfills across 56,6% of our operational scope*. This was achieved out of 2.930 tonnes managed through reduction, reuse, recycling, composting, and waste-to-energy initiatives.

Alongside these results, we saw the expansion of our Waste Management System to include 12 new facilities in Chile and Colombia. (11 new facilities in Chile: the Santiago Airport Offices and cargo operations in Antofagasta, Puerto Montt, Punta Arenas, Easter Island (IPC) and the Bogotá Lounge in Colombia.

Results of Circular Economy Programs (Jan - Aug 2025)

•Recycle your Journey: 183 ton of PET Bottles and tetra pak were recycled.
•Cargo Reduction of stretch film in cargo: 89 ton
•"Segundo Vuelo" Program: 11 alliances that have manufactured 4.037 products diverting
•"Fenix" Program: 5,5 tonnes diverted by repairing & reusing as internal spares or sold to third parties.
•Donations: 16,4 tonnes diverted by donating more than 400k items to support different causes and communities benefiting non-profit organizations. Among the donated items were cutlery, cups, kiosks, XBOX, bags, clothing and personal items.
•TRUE Pre-certification at LATAM Lounge Santiago: Our Santiago Lounge achieved TRUE pre-certification, a zero waste program by the U.S. Green Building Council, following 2024 waste segregation and valorization efforts that diverted 75% of waste from landfills in the last quarter. This milestone makes LATAM the first Chilean company to earn TRUE recognition.

Shared Value

The "Solidarity Plane" program stands out regarding shared value creation. It was created in 2011, and through it, LATAM provides society with its structure, connectivity, passenger, and cargo transportation free of charge to support the needs of the region. The program operates in three areas.

Health Solidary Plane: On disposition for the community, to serve as an aerial bridge to provide support to different necessities of well-being and health of the region. Focus on the patient, health professional and medical supplies transportation.

Environmental Solidary Plane: flora and fauna transportation for its conservation, transportation of scientists and members of environmental institutions that travel to guard the region's ecosystem. Support is also provided in transferring waste from islands to Latin America mainland.

Natural Disaster Solidary Plane: transportation of humanitarian aid in response to floods, fires, earthquakes, tsunamis and volcanic explosions.

Between January and August of 2025, efforts were focused on continuing to develop the network of partners and strengthening the program’s structure, establishing a solid foundation for the “Avion Solidario” to continue reaching more people every day.

•2.725 passengers transported
•168 tonnes of cargo transported
•50 strategic alliances in Brazil, Chile, Colombia, Ecuador and Peru.

Corporate Sustainability Assessment (CSA) of S&P Global

Globally, LATAM is the fifth airline with the best performance in sustainability according to the corporate sustainability Assessment (CSA) of S&P Global in December 2024. The international risk rating agency measures the environmental, social and corporate governance practices of companies.

This allowed us, after five years, to be included again in the Dow Jones Sustainability Index list of Chile and the MILA Pacific Alliance, which recognizes companies from Chile, Colombia and Peru.

NOTE 36 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

As of September 2, 2025, the Company’s Board of Directors convened an Extraordinary Shareholders’ Meeting for October 17, 2025, for the purpose of submitting to a shareholders’ vote the early cancellation of 30,221,893,878 treasury shares acquired by the Company under the share repurchase programs approved at the Extraordinary Shareholders’ Meetings held on March 17, 2025 and June 26, 2025, as well as approving the corresponding decrease in the Company’s share capital. At said Shareholders’ Meeting, the early cancellation of the aforementioned 30,221,893,878 treasury shares—representing subscribed and paid-in capital of US$585,424,212—was approved, thereby reducing the Company’s share capital by such amount. Accordingly, the share capital was reduced from US$5,003,576,326.78, divided into 604,441,789,335 shares of a single series without par value, to US$4,418,152,114.78, divided into 574,219,895,457 shares of a single series without par value.

After September 30, 2025 and up to the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of September 30, 2025, have been approved in the Extraordinary Session of the Board of Directors on November 14, 2025.